

Fulton Financial Corporation

PROXY STATEMENT and 2007 FINANCIAL INFORMATION

FULTON FINANCIAL

CORPORATION

P.O. Box 4887
One Penn Square
Lancaster, Pennsylvania 17604

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD FRIDAY, APRIL 25, 2008

TO THE SHAREHOLDERS OF FULTON FINANCIAL CORPORATION:

NOTICE IS HEREBY GIVEN that, pursuant to the call of its directors, the regular Annual Meeting of the shareholders of FULTON FINANCIAL CORPORATION will be held on Friday, April 25, 2008, at 12:00 noon, at the Hershey Lodge and Convention Center, West Chocolate Avenue and University Drive, Hershey, Pennsylvania, for the purpose of considering and voting upon the following matters:

1. ELECTION OF DIRECTORS. To elect seven directors for the terms specified; and
2. OTHER BUSINESS. To consider such other business as may properly be brought before the meeting and any adjournments thereof.

Only those shareholders of record at the close of business on February 29, 2008, shall be entitled to be given notice of, and to vote at, the meeting.

It is requested that you promptly execute the enclosed Proxy and return it in the enclosed postpaid envelope. Alternatively, you may vote by telephone or electronically through the Internet by following the instructions on the proxy card. **You are cordially invited to attend the meeting, but you must RSVP that you will attend. Please see the enclosed annual meeting response card for more information and to RSVP if you are going to attend the meeting in person.** Your Proxy is revocable and may be withdrawn at any time before it is voted at the meeting.

A copy of the Annual Report on Form 10-K of Fulton Financial Corporation is also enclosed.

Sincerely,

George R. Barr, Jr.

George R. Barr, Jr.
Secretary

Enclosures
March 20, 2008

PROXY STATEMENT

Dated and To Be Mailed on or about: March 20, 2008

FULTON FINANCIAL
CORPORATION

P.O. Box 4887, One Penn Square
Lancaster, Pennsylvania 17604
(717) 291-2411

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 25, 2008

TABLE OF CONTENTS

PAGE

GENERAL **1**
Introduction 1
RSVP, Date, Time and Place of Meeting 1
Shareholders Entitled to Vote 1
Purpose of Meeting 1
Solicitation of Proxies 1
Revocability and Voting of Proxies 2
Voting of Shares and Principal Holders Thereof 2
Recommendation of the Board of Directors 3
Shareholder Proposals 3
Contacting the Board of Directors 3
Code of Conduct 4

SELECTION OF DIRECTORS **4**
General Information 4
Procedure for Shareholder Nominations 4
Director Qualifications 5

ELECTION OF DIRECTORS **5**
General Information 5
Vote Required 6
Recommendation of the Board of Directors 6
Information about Nominées, Continuing Directors and Independence Standards 6
Security Ownership of Directors, Nominees and Management 9

INFORMATION CONCERNING COMPENSATION **11**
Named Executive Officers 11
Compensation Discussion and Analysis 12
Compensation Committee Report 26
Summary Compensation Table 27
Grants of Plan Based Awards Table 30
Outstanding Equity Awards at Fiscal Year-End Table 31
Option Exercises and Stock Vested Table 33

Pension Benefits Table 34
Nonqualified Deferred Compensation Table 34
Director Compensation Table 35
Compensation of Directors 36

INFORMATION CONCERNING DIRECTORS 37
Meetings and Committees of the Board of Directors 37
Compensation Committee Interlocks and Insider Participation 37
Other Board Committees 37
Executive Sessions 38
Annual Meeting Attendance 38
Related Person Transactions with Directors and Executive Officers 38
Section 16(a) Beneficial Ownership Reporting Compliance 40
Board Evaluations 40

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS 41

ADDITIONAL INFORMATION 42

OTHER MATTERS 42

EXHIBITS 43
Exhibit A - Report of Audit Committee 43

GENERAL

Introduction

Fulton Financial Corporation, a Pennsylvania business corporation and registered financial holding company, (also herein referred to as "Fulton" or the "Corporation"), was organized pursuant to a plan of reorganization adopted by Fulton Bank and implemented on June 30, 1982. On that date, Fulton Bank became a wholly owned subsidiary of Fulton and the shareholders of Fulton Bank became shareholders of Fulton. Since that time, Fulton has acquired other banks and today owns the following subsidiary banks: Delaware National Bank, FNB Bank, N.A., Fulton Bank, Hagerstown Trust Company, Lafayette Ambassador Bank, The Peoples Bank of Elkton, Skylands Community Bank, Swineford National Bank, The Bank, and The Columbia Bank.

In addition, Fulton has several direct, non-banking subsidiaries including: Fulton Financial Advisors, National Association (which offers fiduciary and investment services), Fulton Insurance Services Group, Inc. (which operates an insurance agency selling life insurance and related insurance products), Fulton Financial Realty Company (which owns or leases certain properties on which certain branch and operational facilities are located), Fulton Reinsurance Company, Ltd. (which reinsures credit life, health and accident insurance that is directly related to extensions of credit by subsidiary banks of Fulton), Central Pennsylvania Financial Corp. (which owns, directly or indirectly, certain limited partnership interests, principally in low-moderate income and elderly housing projects), and FFC Management, Inc. (which holds certain investment securities and corporate owned life insurance policies).

RSVP, Date, Time and Place of Meeting

The regular annual meeting of the shareholders of Fulton ("Annual Meeting") will be held on Friday, April 25, 2008, at 12:00 noon, at the Hershey Lodge and Convention Center, West Chocolate Avenue and University Drive, Hershey, Pennsylvania. You are cordially invited to attend the Annual Meeting, but in order for Fulton to plan and prepare for the proper number of shareholders, **you must RSVP** and confirm that you will attend by completing and returning the enclosed Annual Meeting response card.

This Proxy Statement relates to Fulton's twenty-sixth Annual Meeting of the shareholders. Attendance at the Annual Meeting will be limited to shareholders of record at the close of business on February 29, 2008 (the "Record Date"), their authorized representatives and guests of Fulton.

Shareholders Entitled to Vote

Only those shareholders of record as of the Record Date shall be entitled to receive notice of, and to vote at, the Annual Meeting.

Purpose of Meeting

The shareholders will be asked to consider and vote upon the following matters at the meeting: (i) to elect seven directors for the terms specified herein and on the proxy card; and (ii) to consider and vote upon such other business as may be properly brought before the Annual Meeting and any adjournments thereof.

Solicitation of Proxies

This Proxy Statement is furnished in connection with the solicitation of proxies, in the accompanying form, by the Board of Directors of Fulton for use at the Annual Meeting to be held at 12:00 noon on Friday, April 25, 2008, and any adjournments thereof. Fulton is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing the notices and these proxy materials and soliciting votes. In addition to the mailing of the notices and these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities.

Revocability and Voting of Proxies

The execution and return of the enclosed proxy will not affect a shareholder's right to attend the Annual Meeting and to vote in person. A shareholder may revoke any proxy given pursuant to this solicitation by delivering written notice of revocation to the Corporate Secretary of Fulton, at any time before the proxy is voted at the Annual Meeting. Unless revoked, any proxy given pursuant to this solicitation will be voted at the meeting in accordance with the instructions thereon of the shareholder giving the proxy. In the absence of instructions, all proxies will be voted FOR the election of the seven nominees identified in this Proxy Statement. Although the Board of Directors knows of no other business to be presented, in the event that any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors of Fulton.

Shares held for the account of shareholders who participate in the Dividend Reinvestment and Stock Purchase Plan and for the account of employees who participate in the Employee Stock Purchase Plan will be voted in accordance with the instructions of each shareholder as set forth in his or her proxy. If a shareholder who participates in these plans does not return a proxy, the shares held for the shareholder's account will not be voted.

Shares held for the account of employees of Fulton and its subsidiaries who participate in the Fulton Financial Stock Fund of the Fulton Financial Corporation 401(k) Retirement Plan (the "401(k) Retirement Plan"), formerly known as the Fulton Financial Corporation Profit Sharing Plan, and shares in any affiliate 401(k) plan that was acquired by Fulton, will be voted by Fulton Financial Advisors, National Association ("FFA"), or the affiliate 401(k) plan trustee (the "Plan Trustee") in accordance with the instructions of each participant as set forth in the separate voting instruction card sent to the participant with respect to such shares. To allow sufficient time for the Plan Trustee to vote, participants' voting instructions must be received by April 15, 2008. Shares held in the Fulton Financial Stock Fund with respect to which no voting instructions are received by April 15, 2008, will be voted by the Plan Trustee FOR the election of the seven nominees identified in this Proxy Statement.

Voting of Shares and Principal Holders Thereof

At the close of business on February 29, 2008, which is the Record Date for determination of shareholders entitled to receive notice of, and to vote at, the Annual Meeting and any adjournments thereof, **Fulton had 173,649,334 shares of common stock outstanding and entitled to vote**. There is no other class of stock outstanding. As of the Record Date, 3,005,941 shares of Fulton common stock were held by FFA, as sole fiduciary. The shares held by FFA as sole fiduciary represent, in the aggregate, approximately 1.73 percent of the total shares outstanding and will be voted FOR, the election of the seven nominees identified in this Proxy Statement.

A majority of the outstanding common stock present in person or by proxy constitutes a quorum for the conduct of business. The judge of election will treat shares of Fulton common stock represented by a properly signed and returned proxy as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining. Likewise, the judge of election will treat shares of common stock represented by broker non-votes [1] as present for purposes of determining a quorum.

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[1] Broker non-votes are shares of common stock held in record name by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote, (ii) the broker or nominee does not have discretionary voting power under applicable rules of the National Association of Securities Dealers, Inc. or the instrument under which it serves in such capacity, and (iii) the record holder has indicated on the proxy or otherwise notified Fulton that it does not have authority to vote such shares on that matter.

Each share is entitled to one vote on all matters submitted to a vote of the shareholders. A majority of the votes cast at a meeting at which a quorum is present is required in order to approve any matter submitted to a vote of the shareholders, except in cases where the vote of a greater number of shares is required by law or under Fulton's Articles of Incorporation or Bylaws.

In the case of the election of directors, the seven candidates for the terms specified receiving the highest number of votes cast at the Annual Meeting shall be elected to the Board of Directors. Abstentions and broker non-votes will be counted as shares that are present at the meeting, but will not be counted as votes cast on the election of directors. Abstentions and broker non-votes will have no effect on the director election since only votes cast will be counted.

To the knowledge of Fulton, on the Record Date, no person or entity owned of record or beneficially more than five percent of the outstanding common stock of Fulton.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the election of the seven nominees identified in this Proxy Statement for the terms specified.

Shareholder Proposals

Shareholder proposals intended to be presented at the 2009 Annual Meeting must be received at the executive offices of Fulton at One Penn Square, Lancaster, Pennsylvania not later than November 20, 2008, in order to be included in the proxy statement and proxy card to be prepared by Fulton in connection with the 2009 Annual Meeting. A shareholder may not submit more than one proposal, and the proposal, including any accompanying supporting statement, may not exceed 500 words.

In order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Fulton common stock for at least one year before the date the proposal is submitted. The shareholder must continue to hold that stock through the date of the 2009 Annual Meeting.

Any shareholder submitting a shareholder proposal to Fulton must also provide Fulton with a written statement verifying ownership of stock and confirming the shareholder's intention to continue to hold the stock through the date of the 2009 Annual Meeting. The shareholder, or a qualified representative, must attend the 2009 Annual Meeting in person to present the proposal.

Contacting the Board of Directors

Any shareholder of Fulton who desires to contact the Board of Directors may do so by writing to: Board of Directors, Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. These written communications will be provided to the Chair of the Executive Committee of the Board of Directors who will determine further distribution based on the nature of the information in the communication. For example, communications concerning accounting, internal accounting controls or auditing matters will be shared with the Chair of the Audit Committee of the Board of Directors.

Code of Conduct

Fulton has had a written Code of Conduct ("Code") for over two decades that governs the conduct of its directors, officers and employees. The Code was revised in 2004 to comply with the requirements of the Sarbanes-Oxley Act of 2002 and NASDAQ listing standards, and Fulton provides the Code to each director, officer and employee. In 2006, Fulton updated the Code to include a new process for filing anonymous complaints and to make other minor changes. The Code was last updated by Fulton in 2007, and a current copy of the Code can be obtained, without cost, by writing to the Corporate Secretary at: Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. The current Code is also posted and available on Fulton's website at www.fult.com.

SELECTION OF DIRECTORS

General Information

The Bylaws of Fulton provide that the Board of Directors shall consist of not less than two nor more than thirty-five persons and that the Board of Directors shall determine the number of directors. On December 18, 2007, Fulton amended and restated its Bylaws. As a result of the December 18, 2007 amendment and restatement of the Bylaws, beginning with the 2009 Annual Meeting, nominees elected to the Board of Directors shall be elected for one-year terms. Subject to Fulton's retirement provisions, directors elected prior to the 2009 Annual Meeting shall serve the remainder of their elected term, even if greater than one year.

A majority of the Board of Directors may increase or decrease the number of directors between meetings of the shareholders. Any vacancy occurring in the Board of Directors, whether due to an increase in the number of directors, resignation, retirement, death or any other reason, may be filled by appointment by the remaining directors. Any director who is appointed to fill a vacancy shall hold office until the next Annual Meeting of the shareholders and until a successor is elected and shall have qualified.

Fulton's Bylaws limit the age of director nominees and no person shall be nominated for election as a director who will attain the age of seventy (70) years on or before the date of the Annual Meeting at which he or she is to be elected. There is also a mandatory retirement provision in the Bylaws, which states that the office of a director shall be considered vacant at the Annual Meeting next following the director attaining the age of seventy (70) years. In addition, Fulton has adopted a Voluntary Resignation Policy for Non-Management Directors that generally requires a director to tender his or her resignation when the director's effectiveness as a member of the board may be substantially impaired. This includes, but is not limited to: a director failing to attend at least 62.5% of meetings without a valid excuse; an extension of credit by a Fulton affiliate bank to a director or their related interest being classified as nonaccrual, past due, restructured or a potential problem; and relocation of a director's residence or business outside of Fulton's market area. While the Fulton policy sets forth events which might cause a director to tender his or her resignation, it also directs Fulton's board to consider carefully on a case-by-case basis, whether or not Fulton should accept such a resignation.

On January 15, 2008, the Board of Directors increased the number of directors from fourteen to fifteen, effective March 17, 2008, and filled the vacancy with Dana A. Chryst, who is a nominee for election at the 2008 Annual Meeting.

Procedure for Shareholder Nominations

Section 3 of Article II of the Bylaws of Fulton requires that nominations, other than those made by the Nominating Committee of the Board of Directors, shall be made in writing and shall be delivered or mailed to the Chairman of the Board or the Corporate Secretary not less than the earlier of (a) one hundred twenty (120) days prior to any meeting of shareholders called for the election of directors or (b) the deadline for submitting shareholder proposals for inclusion in a proxy statement and form of proxy as calculated under Rule 14a-8(e) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (or any successor provision thereto). The notice to the Chairman of the Board or the Corporate Secretary of a nomination, other than one made by the Nominating Committee, shall set forth (i) the name and address of the shareholder who intends to make the nomination and a representation that the shareholder is a holder of record of stock of Fulton entitled to vote at such meeting and intends to be present in person or by proxy at such meeting to nominate the person or persons to be nominated, (ii) the name, age, business address and residence address of each nominee proposed in such notice, (iii) the principal occupation or employment of each such nominee, (iv) the number of shares of capital stock of Fulton that are beneficially owned by each such nominee, (v) a statement of qualifications of the proposed nominee and a letter from the nominee affirming that he or she will agree to serve as a director of Fulton if elected by the shareholders, (vi) a description of all arrangements or understandings between the shareholder submitting the notice and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, and (vii) such other information regarding each nominee proposed by the shareholder as would have been required to be included in the proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by or at the direction of the Board of Directors. The chairman of the meeting shall determine whether nominations have been made in accordance with the requirements of the Bylaws and, if the chairman determines that a nomination is defective, the nomination and any votes cast for the nominee shall be disregarded.

Director Qualifications

In considering any individual nominated for board membership, Fulton considers a variety of factors, including whether the candidate is recommended by executive management; the individual's professional and personal qualifications, including business experience, education and community and charitable activities; and the individual's familiarity with the communities in which Fulton is located or is seeking to locate. In 2004, the Board of Directors formed the Nominating Committee of the Board, whose members are independent and are responsible for recommending director nominees to the Board of Directors. The charter for the Nominating Committee is posted and available on Fulton's website at www.fult.com.

ELECTION OF DIRECTORS

General Information

The Board of Directors increased the number of directors from fourteen to fifteen as of March 17, 2008, and for the Annual Meeting, the Board of Directors has fixed the number of directors at fifteen. There are eight continuing directors whose terms of office will expire at either the 2009 Annual Meeting or the 2010 Annual Meeting. Beginning with the 2009 Annual Meeting, nominees to the Board of Directors shall be elected for one-year terms. Subject to Fulton's retirement provisions, directors elected prior to the 2009 Annual Meeting shall serve the remainder of their elected term, even if greater than one year. The Board of Directors has nominated the following persons for election to the Board of Directors for a term of three years, except for Ms. Chryst who has been nominated to serve for a two-year term:

2008 Director Nominees

John M. Bond, Jr.
Dana A. Chryst
Patrick J. Freer
Carolyn R. Holleran
Donald W. Lesher, Jr.
Abraham S. Opatut
Gary A. Stewart

Each of the above nominees is presently a director of Fulton. Following the recommendation of the Nominating Committee, the Board of Directors approved their nomination at a meeting of the Board of

Directors. In the event that any of the foregoing 2008 director nominees are unable to accept nomination or election, any proxy given pursuant to this solicitation will be voted in favor of such other persons as the Board of Directors of Fulton may recommend. However, the Board of Directors has no reason to believe that any of its director nominees will be unable to accept nomination or to serve as a director if elected.

Vote Required

The seven candidates receiving the highest number of votes cast at the Annual Meeting shall be elected to the Board of Directors. Abstentions and broker non-votes will be counted as shares that are present at the Annual Meeting, but will not be counted as votes cast on the election of directors.

Recommendation of The Board of Directors

The Board of Director's recommends that the shareholders vote <u>FOR</u> the election of the seven nominees identified in this Proxy Statement for the terms specified.

Information about Nominees, Continuing Directors and Independence Standards

Information concerning the seven persons nominated by the Board for election to the Board of Directors of Fulton at the 2008 Annual Meeting and concerning the other continuing directors is set forth below, including whether they were determined by the Board of Directors to be independent for purposes of the NASDAQ listing standards.

Fulton is a NASDAQ listed company and follows the NASDAQ listing standards for Board and committee independence. At its January 2008 meeting with respect to Directors Albertson, Bowman, Dally, Freer, Hodges, Holleran, Kooyker, Lesher, Shirk and Stewart, and at its March 2008 meeting with respect to Ms. Chryst, the Board of Directors determined that eleven of Fulton's fifteen continuing directors are independent as defined in the applicable NASDAQ listing standards and pursuant to the definition contained in NASDAQ Stock Market Rule 4200(a)(15), including that each of these directors is free of any relationships that would interfere with his or her individual exercise of independent judgment. In addition, members of the Audit Committee of the Board of Directors meet the more stringent requirements for independence under the NASDAQ listing standards for service on the Audit Committee. The Board of Directors considered the relationships and other arrangements, if any, of each director when director independence was reviewed, including Fulton's relationships with the law firms with which Directors Albertson, Dally and Shirk are affiliated. The other types of relationships and transactions that were reviewed are more fully described in "Related Person Transactions with Directors and Executive Officers" on page 38.

Director Nominees at the 2008 Annual Meeting and Continuing Directors



JEFFREY G. ALBERTSON (Independent Director), age 67. Director of The Bank since 1989. Attorney, Albertson Law Office (law firm).
- Director of Fulton since 1996 and current term ends 2009.



JOHN M. BOND, JR., age 64. Chairman of the Board and Director of The Columbia Bank since 1987. Mr. Bond was Chief Executive Officer of The Columbia Bank until his retirement on December 31, 2006. Mr. Bond also serves as a director of the Federal Home Loan Bank of Atlanta.
- Director of Fulton since 2006 and a Nominee for election at the Annual Meeting.



DONALD M. BOWMAN, JR: (Independent Director), age 69. Director of Hagerstown Trust Company since 1981. Partner, Bowman Group (trucking and real estate business).
- Director of Fulton since 1994 and current term ends 2010.



DANA A. CHRYST (Independent Director), age 48. Director of Fulton Bank since 2003. Chief Executive Officer and owner of The Jay Group (a marketing fulfillment company).
- Director of Fulton effective March 17, 2008 and a Nominee for election at the Annual Meeting.



CRAIG A. DALLY (Independent Director), age 51. Director of Lafayette Ambassador Bank since 1990. Attorney, Pierce & Dally, LLP (law firm). Mr. Dally is a member of the Pennsylvania House of Representatives, serving District 138.
- Director of Fulton since 2000 and current term ends 2009.



PATRICK J. FREER (Independent Director), age 58. Director of Lebanon Valley Farmers Bank until it was combined with Fulton Bank in 2007. President, Strickler Insurance Agency, Inc. (insurance broker).
- Director of Fulton since 1996 and a Nominee for election at the Annual Meeting.



RUFUS A. FULTON, JR., age 67. Retired Chairman of the Board and Chief Executive Officer, Fulton Financial Corporation. Mr. Fulton also serves as a director of The Aerospace Corp. (research and development for the aerospace industry), Burnham Holdings, Inc. (manufacturer of boilers, furnaces, radiators and air conditioning systems), High Real Estate Group (real estate), and Highmark, Inc. (health insurance)
- Director of Fulton since 1984 and current term ends 2009.



GEORGE W. HODGES (Independent Director), age 57. Chairman, The Wolf Organization, Inc. (distributors of lumber and building supplies). Mr. Hodges also serves as a director of Burnham Holdings, Inc. (manufacturer of boilers, furnaces, radiators and air conditioning systems) and York Water Company (NASDAQ: YORW), which is subject to the requirements of Section 15(d) of the Securities Exchange Act of 1934.
- Director of Fulton since 2001 and current term ends 2010.



CAROLYN R. HOLLERAN (Independent Director), age 69. Member of the Fulton Bank Great Valley Division Advisory Board. Retired Partner, Jerlyn Associates (real estate investments).
- Director of Fulton since 1994 and a Nominee for election at the Annual Meeting.



WILLEM KOOYKER (Independent Director), age 65. Director of Somerset Valley Bank until it was combined with Skylands Community Bank in 2007. Chairman and Chief Executive Officer, Blenheim Capital Management, LLC (investment management company).
- Director of Fulton since 2005 and current term ends 2009.



DONALD W. LESHER, JR. (Independent Director), age 63. Director of Lebanon Valley Farmers Bank until it was combined with Fulton Bank in 2007. Retired President, Lesher Mack Sales and Service (truck dealership).
- Director of Fulton since 1998 and a Nominee for election at the Annual Meeting.



ABRAHAM S. OPATUT, age 60. Former Chairman of the Board and Director of First Washington State Bank, which was merged into The Bank in February 2007. Mr. Opatut is currently a Director of The Bank and a member of the First Washington Division Board. President, Colonial Marketing Associates (wholesale foods).
- Director of Fulton since 2005 and a Nominee for election at the Annual Meeting.



JOHN O. SHIRK (Independent Director), age 64. Director of Fulton Bank since 1983. Of Counsel, Barley Snyder LLC (law firm). Mr. Shirk also serves as a director of Eastern Insurance Holdings, Inc. (NASDAQ: EIHI), which is subject to the requirements of Section 15(d) of the Securities Exchange Act of 1934. Also serves on the board of The Wolf Organization, Inc. (distributors of lumber and building supplies).
- Director of Fulton since 1983 and current term ends 2010.



R. SCOTT SMITH, JR., age 61. Chairman of the Board, President and Chief Executive Officer, Fulton Financial Corporation. Mr. Smith serves as a director of the American Bankers Association and in March 2008, Mr. Smith joined the Federal Reserve Board's Federal Advisory Council.
- Director of Fulton since 2001 and current term ends 2009.



GARY A. STEWART (Independent Director), age 60. Partner, Stewart Associates (real estate developer).
- Director of Fulton since 2001 and a Nominee for election at the Annual Meeting.

Security Ownership of Directors, Nominees and Management

The following table sets forth the number of shares of common stock beneficially owned as of the Record Date by each director, nominee for director and the named executive officers, Messrs. Smith, Ashby, Nugent, Shreiner and Wenger (the "Executives" or "Senior Management" and individually the "Executive"). To the knowledge of Fulton, no person or entity owned of record or beneficially on the Record Date more than five percent of the outstanding common stock of Fulton. Unless otherwise indicated in a footnote, shares shown as beneficially owned by each nominee, continuing director or the Executives are held either (i) individually by the person indicated, (ii) individually by the person's spouse or children living in the same household, (iii) jointly with the person's spouse or children living in the same household, or (iv) in the name of a bank, broker or nominee for the account of the person, person's children or the person's spouse. The directors, nominees and executive officers of Fulton as a group owned of record and beneficially 5,136,730[1] shares of Fulton common stock, representing 2.94 percent of such shares then outstanding. Shares representing less than one percent of the outstanding shares are shown with a "*" below.

Name of Beneficial Owner	Title	Number of Common Shares Beneficially Owned [1][2][3]	Percent of Class
Jeffrey G. Albertson	Director	230,341[4]	*
Richard J. Ashby, Jr.	Senior Executive Vice President	303,465[5]	*
John M. Bond, Jr.	Nominee for Director	540,789[6]	*
Donald M. Bowman, Jr.	Director	961,900[7]	*
Dana A. Chryst	Nominee for Director	3,356[8]	*
Craig A. Dally	Director	170,899[9]	*
Patrick J. Freer	Nominee for Director	71,270[10]	*
Rufus A. Fulton, Jr.	Director	261,493[11]	*
George W. Hodges	Director	14,463[12]	*
Carolyn R. Holleran	Nominee for Director	41,884[13]	*
Willem Kooyker	Director	356,596[14]	*
Donald W. Lesher, Jr.	Nominee for Director	152,668[15]	*
Charles J. Nugent	Senior Executive Vice President and Chief Financial Officer	376,073[16]	*
Abraham S. Opatut	Nominee for Director	427,425[17]	*
John O. Shirk	Director	56,153[18]	*
James E. Shreiner	Senior Executive Vice President	266,709[19]	*
R. Scott Smith, Jr.	Director and Chairman of the Board, President and Chief Executive Officer	455,864[20]	*
Gary A. Stewart	Nominee for Director	245,749[21]	*
E. Philip Wenger	Senior Executive Vice President	199,633[22]	*
TOTAL OWNERSHIP	DIRECTORS AND OFFICERS AS A GROUP	5,136,730	2.94 %

Footnotes

(1) Includes 1,266,282 shares issuable upon the exercise of vested stock options, which have been treated as outstanding shares for purposes of calculating the percentage of outstanding shares owned by directors and Executives as a group.

(2) As of the Record Date, none of the listed individuals had pledged Fulton stock except for Mr. Bowman, who has pledged 568,468 shares in connection with lines of credit with other financial institutions.

(3) Fulton does not have a qualifying share requirement for Fulton directors or the Executives.

(4) Mr. Albertson's ownership includes 11,317 shares held in an IRA and 126,505 shares held jointly with his spouse. Also includes 11,555 shares held solely by his spouse and 940 shares in his spouse's IRA.

(5) Mr. Ashby's ownership includes 10,407 shares held in Fulton's 401(k) Retirement Plan and 192,261 shares which may be acquired pursuant to the exercise of vested stock options. Also includes 2,905 shares held jointly with his spouse and 42,977 shares held solely by his spouse. Mr. Ashby will retire as an Executive on March 28, 2008.

(6) Mr. Bond's ownership includes 196,851 shares which may be acquired pursuant to the exercise of vested stock options and 136,723 shares held solely by his spouse.

(7) Mr. Bowman's ownership includes 8,756 shares held in an IRA, 146,157 shares held jointly with his spouse, 33,022 shares held solely by his spouse and 8,758 shares in his spouse's IRA. Also includes 265,264 shares held by Bowman Sales & Equipment, Inc.

(8) Ms. Chryst joined Fulton's board effective March 17, 2008.

(9) Mr. Dally's ownership includes 10,376 shares held in an IRA, 3,365 shares held jointly with his spouse and 18,866 shares held as custodian for his children.

(10) Mr. Freer's ownership includes 24,402 shares held jointly with his spouse and 268 shares held solely by his spouse. Also includes 46,600 shares held by Strickler Insurance Agency, Inc. Mr. Freer disclaims beneficial ownership of any of these shares beyond his pro rata interest in the company.

(11) Mr. Fulton's ownership includes 8,232 shares held solely by his spouse. Mr. Fulton disclaims any beneficial ownership in the 8,232 shares held by his spouse. Also includes 60,297 shares held in Fulton's 401(k) Retirement Plan.

(12) Mr. Hodge's ownership includes 8,103 shares which may be acquired pursuant to the exercise of vested stock options.

(13) Mrs. Holleran's 41,884 shares are held in a revocable trust.

(14) Mr. Kooyker's ownership includes 194,911 shares held jointly with his spouse and 161,685 shares held in trusts for his children.

(15) Mr. Lesher's ownership includes 9,806 shares held in an IRA, 42,758 shares held jointly with his spouse and 5,426 shares held solely by his spouse.

(16) Mr. Nugent's ownership includes 54,728 shares held solely by his spouse. Also includes 27,088 shares held in Fulton's 401(k) Retirement Plan, 11,383 shares held in an IRA and 263,738 shares which may be acquired pursuant to the exercise of vested stock options.

(17) Mr. Opatut's ownership includes 44,225 shares held in various IRA accounts, 196,965 shares held jointly with his spouse and 7,703 shares held solely by his spouse. Also includes 67,072 shares owned by a limited liability company of which Mr. Opatut is a managing member.

(18) Mr. Shirk's ownership includes 17,131 shares held solely by his spouse and 4,618 shares held as custodian for his child. Also includes 3,256 shares held in a trust and 3,000 shares held by Tipararee LLC.

(19) Mr. Shreiner's ownership includes 102,370 shares held jointly with his spouse and 164,339 shares which may be acquired pursuant to the exercise of vested stock options.

(20) Mr. Smith's ownership includes 19,822 shares held in Fulton's 401(k) Retirement Plan and 296,325 shares which may be acquired pursuant to the exercise of vested stock options.

(21) Mr. Stewart's ownership includes 89,635 shares held in a grantor retained annuity trust and 89,283 shares held in the Stewart Foundation. Mr. Stewart disclaims beneficial ownership of any of these shares beyond his pro rata interest in the Stewart Foundation.

(22) Mr. Wenger's ownership includes 34,384 shares held jointly with his spouse, 17,802 shares held in Fulton's 401(k) Retirement Plan and 144,665 shares which may be acquired pursuant to the exercise of vested stock options. Also includes 2,329 shares held in Fulton's 401(k) Retirement Plan for his spouse and 454 shares held as custodian for his children.

INFORMATION CONCERNING COMPENSATION

Named Executive Officers

The following persons are the named executive officers of Fulton included in this proxy statement:[1]

Name	Age	Office Held and Term of Office
R. Scott Smith, Jr.	61	Chairman of the Board, President and Chief Executive Officer of Fulton Financial Corporation since January 2006; previously President and Chief Operating Officer of Fulton Financial Corporation from 2001 to 2005; and Executive Vice President of Fulton Financial Corporation and Chairman, President and Chief Executive Officer of Fulton Bank from 1998 to 2001.
Charles J. Nugent	59	Senior Executive Vice President and Chief Financial Officer of Fulton Financial Corporation since January 2001; previously Executive Vice President and Chief Financial Officer of Fulton Financial Corporation from 1992 to 2001.
Richard J. Ashby, Jr.	63	Senior Executive Vice President of Fulton Financial Corporation since January 2006 and Chairman of Fulton Financial Advisors, National Association since March 2007 as well as Chief Executive Officer of Fulton Financial Advisors from 2006 to 2007; previously Mr. Ashby was Executive Vice President of Fulton Financial Corporation and Chairman and Chief Executive Officer of Fulton Bank from 2003 to 2005; Chairman, President and Chief Executive Officer of Fulton Bank; President and Chief Operating Officer of Fulton Bank from 1999 to 2003; and Chairman of the Board, President and Chief Executive Officer of Lafayette Ambassador Bank from 1991 to 1999. Mr. Ashby will retire as an Executive of Fulton Financial Corporation on March 28, 2008.
James E. Shreiner	58	Senior Executive Vice President of Fulton Financial Corporation since January 2006; previously Executive Vice President of Fulton Financial Corporation and Executive Vice President of Fulton Bank from 2000 to 2005.
E. Philip Wenger	50	Senior Executive Vice President of Fulton Financial Corporation since January 2006 and Chairman of Fulton Bank since October 2006; previously Chairman and Chief Executive Officer of Fulton Bank from January 2006 to October 2006; President and Chief Operating Officer of Fulton Bank from 2003 to 2006; and Senior Executive Vice President of the Lancaster, York and Chester County Divisions of Fulton Bank from 2001 to 2003.

[1] Craig H. Hill, age 53, Senior Executive Vice President of Fulton Financial Corporation since November 2005 and Executive Vice President/Director of Human Resources from 1992 to November 2005, is a Fulton executive officer, but is not required to be included as a named executive officer in this proxy statement and thus is not included in compensation tables or other parts of this document.

Compensation Discussion and Analysis

Executive Summary

Fulton's overall executive compensation program is designed to enable the Corporation to achieve its compensation objectives, as discussed below. Under Fulton's executive compensation structure, the mix of base salary, incentive bonus and equity compensation varies depending upon the Executive's position. Fulton believes that the compensation of Senior Management, the level of management having the greatest ability to influence Fulton's performance, should be predominately performance-based, while lower levels of management should receive a greater portion of their compensation in base salary.

Fulton believes that it needs to offer competitive compensation in order to recruit and retain qualified officers and employees, and that executive compensation should reflect Fulton's overall performance and the contribution of its Executives to that performance. Taking into consideration the variable compensation bonus plan for the Executives introduced in 2006 and discussed below ("Variable Compensation Bonus Plan" or "Variable Plan"), and based on the January 2007 review of base salaries, Fulton concluded that its compensation program was competitive and well balanced between cash, non-cash and incentive elements and that the base salaries of the Executives were generally appropriate based on their level of experience, positions, responsibilities and recent performance. Fulton's compensation program also included employment agreements entered into with its Executives which are designed to provide reasonable severance benefits in specified circumstances. For 2007, the Board of Directors determined the compensation for the Executives, after receiving recommendations from the Executive Compensation Committee ("Compensation Committee" or "Committee"). The recommendations of the Committee were based upon external salary comparisons of selected peer institutions and an evaluation of the individual performance of each Executive. Fulton's executive compensation program is based, to a significant degree, on peer information, as discussed in "Use of Peer Groups" on page 15 below, and on the recommendations of the Committee's compensation consultant.

Compensation Philosophy

Objectives. Fulton's executive compensation philosophy and program are intended to achieve three objectives:

• Align interests of the Executives with shareholder interests - Fulton believes that the interests of the Executives should be closely aligned with those of its shareholders. Fulton attempts to align these interests by evaluating the Executives' performances in relation to key financial measures which it believes correlate to consistent long-term shareholder value and increasing profitability, without compromising Fulton's conservative company culture and overall risk profile.

• Link pay to performance – Fulton believes in a close link between pay to the Executives and the overall performance of Fulton on both a short-term and long-term basis. It seeks to reward the Executives' contributions to the achievement by Fulton of its financial and non-financial goals and to differentiate rewards to individuals, based on their contributions.

• Attract, motivate and retain talent - Fulton believes its long-term success is closely tied to the attraction, motivation and retention of highly talented employees and a strong management team. While setting its overall compensation package at a competitive level is essential in competing for talent in a competitive market, Fulton also believes that non-monetary factors, such as a desirable work environment and successful working relationships between employees and managers, are critical to providing a rewarding employee experience.

To achieve these three objectives, Fulton provides the following elements of executive compensation:

• Base Salary - Fulton pays competitive base salaries in line with the market median at comparable peer companies. Base salaries are set to reflect job responsibilities, individual experience and tenure.

• Annual Performance Awards - Annual incentives are designed to motivate performance and focus the attention of the Executives on the achievement of business goals. Fulton believes that earnings per share ("EPS") growth relative to its peers is a critical measure for future success. Although Fulton believes in paying near the median in total cash compensation for expected performance, annual performance awards provide the Executives with the opportunity to earn cash compensation above the median for superior performance under the Variable Plan.

• Equity Awards - Fulton believes in providing long-term incentives in the form of equity in order to focus the Executives on delivering long-term performance and shareholder value. The long-term incentive program is designed to provide the Executives with a long-term wealth-building opportunity, while balancing potential market volatility and risk. Fulton believes in equity award levels that are fair and market competitive, but not excessive.

• Benefits - Fulton believes in providing benefits that are competitive in the marketplace and that encourage the Executives to remain with the Corporation. Retirement benefits are designed to provide reasonable long-term financial security.

• Perquisites - Consistent with its conservative culture, Fulton believes in providing basic perquisites that are necessary for conducting business.

Committee Membership and Role

Each member of the Compensation Committee qualifies as an independent director under the NASDAQ listing standards. The Compensation Committee is currently comprised of six independent directors, including the Committee Chair and Vice Chair, all of whom are elected annually by Fulton's Board of Directors. There are no interlocking relationships, as defined in the regulations of the Securities and Exchange Commission ("SEC"), involving members of the Committee. For a further discussion on director independence, see the "Information about Nominees, Continuing Directors and Independence Standards" section on page 6 of this proxy statement.

Pursuant to its charter, which is available on Fulton's website at www.fult.com, and consistent with NASDAQ rules, the role of the Compensation Committee is to assist the Board of Directors in evaluating and setting salaries, bonuses and other compensation of the Executives, to administer Fulton's equity and other compensation plans (except those plans in which all employees may participate), and to take such other actions, within the scope of its charter, as the Committee deems necessary and appropriate.[1] The Committee relies upon such performance data, statistical information and other data regarding executive compensation programs, including information provided by Fulton's Human Resources Department, Fulton's officers and outside advisors, as it deems appropriate. The Committee has unrestricted access to individual members of management and employees and may ask them to attend any Committee meeting or to meet with any member of the Committee. The Committee also has the power and discretion to retain, at Fulton's expense, such independent counsel and other advisors or experts, as it deems necessary or appropriate to carry out its duties.

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[1] The Human Resources Committee of the Board focuses on compensation and benefit plans in which all employees, or nearly all employees, are eligible to participate, including the holiday bonus program and Employee Stock Purchase Program The Human Resource Committee also determines which non-executive officers receive change in control agreements. While the Human Resources Committee is responsible for these broad based employee plans and actions, the Compensation Committee is responsible for compensation items with respect to Fulton's CEO and the other Executives.

Management plays a significant role in recommending agenda items for these meetings and by gathering and producing information for Committee meetings. As requested, the Chief Executive Officer ("CEO") and other members of Senior Management participate in Committee meetings to provide background information, compensation recommendations, performance evaluations and other items requested by the Committee. As part of the performance evaluation process, all the Executives are asked to complete an annual self-assessment of their overall performance. The CEO's self-assessment is reviewed by the Committee. The self-assessment forms prepared by the other Executives are reviewed by the CEO, who is asked to provide the Committee with his comments and recommendations with respect to the performance of the other Executives. Members of Senior Management are not present for the Committee's deliberations and decisions with respect to their individual compensation. The Board of Directors makes all final determinations regarding the compensation of the Executives, after a recommendation by the Committee.

The Fulton executive compensation process consists of establishing targeted overall compensation for each Executive and then allocating that compensation among base salary, incentive compensation and equity awards. Fulton does not have a policy or an exact formula with regard to the allocation of compensation between cash and non-cash elements. Consistent with Fulton's compensation philosophy, the Compensation Committee determines the amount of each type of compensation for the Executives by: reviewing publicly available executive compensation information of the companies in the peer groups; consulting with outside advisors and experts; the job complexity and scope of the individual's position; consulting with the CEO with respect to the other Executives; assessing possible demand for the Executives by competitors and other companies; and evaluating the compensation appropriate to attract executives to Lancaster, Pennsylvania.

For 2007, the Compensation Committee reviewed the amounts payable under each individual element of compensation, as well as in the aggregate, for each Executive and concluded that the individual elements of, and total aggregate, compensation paid to each Executive were appropriate. The Compensation Committee expects to review the Executives' 2008 base salary and other elements of compensation in the second quarter of 2008.

Use of Consultants

The Compensation Committee has retained a single external compensation consultant. The Hay Group was retained by the Committee at various times from 2005 to 2008 to review certain aspects of executive compensation, as more particularly described below, and the consultant reported its recommendations directly to the Committee. Fulton does not have a policy that limits the other services that an executive compensation consultant can perform, but Fulton has not engaged the Hay Group for any other projects except for those directed by the Committee, and which were limited to engagements involving the compensation of the Executives and Fulton's directors. Specific instructions and directions given to the consultant and fees to be paid were outlined in individual engagement letters with respect to the scope and performance of its duties under each project. In general, however, the Hay Group was instructed and directed to compare Fulton's current compensation practices with its peers, and based on that comparison, to recommend changes in Fulton's compensation practices that were consistent with Fulton's compensation philosophy and objectives.

The 2005 and 2006 engagements of the Hay Group included base salary reviews, assistance with the creation of a performance based bonus plan for the Executives, and recommendations with respect to new employment agreements and change in control arrangements for the Executives. Several of these recommendations were implemented in 2006, including the adoption of the Variable Plan and new employment agreements with the Executives, as described in more detail below on pages 16 and 22.

In 2007, the Hay Group was retained by the Compensation Committee to perform a board of director fee peer review, and to provide assistance in the preparation of Fulton's Compensation Discussion and Analysis. In 2008, the Hay Group was engaged to assist the Committee in refining and better articulating

Fulton's compensation philosophy, and to provide advice and recommendations regarding possible changes in Fulton's long-term incentive plans.

Use of Peer Groups

The Compensation Committee has used peer groups of different bank holding companies over the last few years for purposes of making a comparative analysis of compensation of Fulton and its peers. The Committee believes that by focusing more on performance pay opportunities for the Executives, as it does in the Variable Plan described below, it can more closely align Fulton's compensation program with shareholder interests. Fulton utilizes two peer groups. The first group includes bank holding companies that are members of the peer group used by Fulton for purposes of the Performance Graph showing the total return performance for the last five years on page 15 of the Fulton Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "Performance Peer Group"). The Performance Peer Group is used to determine the annual option awards as discussed below, and to determine whether the performance threshold for the Variable Plan have been achieved. The Performance Peer Group includes bank holding companies that, at the time of selection in 2004, were comparable to Fulton in terms of asset size, although they were not necessarily comparable in terms of financial performance.

For the evaluation of the base salaries of the Executives, the Hay Group assisted in the development of a second, smaller peer group (the "Comparator Peer Group"). This second peer group consists of several of the members from the Performance Peer Group plus other financial service companies. The Comparator Peer Group members were selected because they were: similar to Fulton in asset size based on 2006 data, geographically in the same markets, comparable to Fulton in areas such as lines of business similar to Fulton's business or in competition with Fulton for executive talent or customers. The Comparator Peer Group, as a group, had a median total asset size of $15.5 billion in 2006. In setting the base salaries of the Executives, the Compensation Committee considered compensation paid by members of the Comparator Peer Group to officers with similar job content and responsibilities. When a peer group member announces that it is being acquired, Fulton has historically deleted the company from the Performance Peer Group and Comparator Peer Group. The members of these two peer groups as of December 31, 2007 were:

Fulton Peer Group Table

Peer Group Member (Stock Symbol)	Performance	Comparator
Associated Bancorp (ASBC)	X	X
Bancorp South, Inc. (BXS)	X	
Bank of Hawaii Corporation (BOH)	X	
BOK Financial Corporation (BOKF)	X	
Citizens Republic Bancorp, Inc. (CRBC)*	X	
City National Corporation (CYN)	X	
The Colonial BancGroup, Inc. (CNB)	X	
Commerce Bancshares, Inc. (CBSH)	X	X
Compass Bancshares, Inc. (CBSS)		X
Cullen/Frost Bankers, Inc. (CFR)	X	
First Citizens BancShares, Inc. (FCNCA)	X	X
First Horizon National Bank (FHN)		X
First Midwest Bancorp, Inc. (FMBI)	X	
First Merit Corporation (FMER)	X	
International Bancshares Corporation (IBOC)	X	
Northwest Bancorp, Inc. (NWSB)		X
Old National Bancorp (ONB)	X	
The South Financial Group, Inc. (TSFG)	X	X
Susquehanna Bancshares, Inc. (SUSQ)	X	X

TCF Financial Corporation (TCB)	X	X
Trustmark Corporation (TRMK)	X	
UMB Financial Corporation (UMBF)	X	
United Bankshares, Inc. (UBSI)	X	X
Valley National Bancorp (VLY)	X	
Webster Financial Corp. (WBS)		X
Whitney Holding Corporation (WTNY)	X	
Wilmington Trust Corporation (WL)	X	X

* Citizens Banking Corporation (CBCF) changed its name in 2007 to Citizens Republic Bancorp, Inc. (CRBC)

Elements of Executive Compensation

Fulton's executive compensation program currently provides a mix of base salary, incentive bonus, equity based plans, profit sharing, health plans and other benefits as follows:

Base Salary. Base salary is a critical element of executive compensation because it provides Executives with a base level of monthly income. Fulton seeks to provide the Executives with a level of regular cash compensation in the form of base salary appropriate for the person and position. In 2005 and 2006, the Compensation Committee retained the Hay Group for a review of the annual base pay of the Executives to insure that the Corporation was offering competitive market pay. This review compared each Executive's level of compensation to similar executives in the Comparator Peer Group discussed above. The methodology utilized by the Hay Group also considered salary data from its financial services database. In December 2005, after a review and analysis by the Committee of the Hay Group report, the 2006 salaries for the Executives were set. In making recommendations to the Board of Directors regarding the appropriate levels of executive compensation for 2007, the Committee considered the individual performance factors established for each Executive under the Variable Plan. With regard to the compensation paid to the Executives other than the CEO, the Committee considered information provided by the CEO as to each Executive's level of individual performance, attainment of performance goals, contribution to the organization and salary history during the past four years, as well as its own perceptions of the performance of each Executive. With regard to the compensation paid to the CEO, the Committee considered his performance level based on a scorecard that includes the attainment of performance goals, results of management decisions made by the CEO, earnings of Fulton during the previous year and other factors such as the Committee members' perspective of his overall performance. The 2006 and 2007 annual base salaries for the Executives appear in the Summary Compensation Table on page 27.

Variable Compensation Bonus Plan. The Compensation Committee believes that annual performance-based incentive bonuses are valuable in recognizing and rewarding individual achievement. On May 30, 2006, Fulton's Board of Directors approved, with the recommendation of the Committee, a cash incentive compensation structure, the Variable Plan, that rewards the Executives for achieving individual goals if Fulton achieves a designated EPS threshold compared to Fulton's Performance Peer Group.

Prior to the approval of the Variable Plan in 2006, the Compensation Committee, with the assistance and recommendations from the Hay Group, discussed the use of various performance threshold measures. Fulton's Variable Plan is designed so that no incentive bonus is paid unless Fulton achieves the predetermined EPS performance threshold metric compared to the Performance Peer Group. For 2006, a threshold performance target was established that required Fulton's 2006 EPS growth to be in the top two-thirds of the Performance Peer Group in order for the Executives to be eligible for a payment under the Variable Plan. The Committee viewed this performance target as a reachable target, but not a target which guarantees payment of an incentive bonus. The Committee used the same threshold performance target in 2007. In future years, however, a different threshold performance target may be used. The Performance Peer Group was selected because it represents a broad, national cross section of companies similar in size to Fulton.

Under the Variable Plan, if the predetermined EPS threshold is achieved, each Executive is eligible to receive a payout of an established percentage of base salary for prior year performance, with the possibility of achieving a higher amount for superior performance, up to a pre-set maximum. These payouts are based on the results of each Executive's individual scorecard of critical performance factors that are tailored to his position and job responsibilities. Generally, performance factors that are more directly aligned with the interests of shareholders are given greater weight. Based upon the recommendation from Fulton's compensation consultant and a market review, when the Variable Plan was approved originally, the Compensation Committee determined that the threshold, target and maximum bonus amounts payable to the each Executive should be a percentage of the Executive's base salary. For Mr. Smith, the percentages are 25%, 50% and 100%, and for the other Executives 17.5%, 35% and 60%, respectively.

Although the Compensation Committee understands that stock price performance is subject to a variety of factors, many of which are outside Fulton's control, it selected the EPS performance metric because it believes it best promotes Fulton's fundamental business objectives and strategy. At its March 5, 2008 meeting, the Committee determined that Fulton had not achieved the 2007 EPS threshold of being in the top two-thirds of the Performance Peer Group. As a result, no payments under the Variable Plan were awarded to the Executives for 2007.

Although the threshold performance metric for 2007 was not achieved and no payment under the Variable Plan will be made to the Executives in 2008, the following is a summary of the critical performance factors on the individual scorecards for the Executives, plus the methodology to be used in determining the scorecard performance of the Executives.

Mr. Smith's 2007 scorecard contained four critical performance factors with each factor weighted according to importance. The first factor was Superior Financial Performance that included five equally weighted sub-categories: Earnings per Share growth vs. Peers; Five-year average total shareholder return vs. Peers; Net interest income vs. Peers; Net Charge offs to Average Loans vs. Peers; and Investment Portfolio Performance. The second factor was Superior Customer Experience that included the following equally weighted subcategories: Growth in Deposits vs. Peers; Growth in Loans vs. Peers; Growth in Fee Income vs. Peers; and Customer Service Measurements. The third factor was Superior Operating Performance that included the following equally weighted subcategories: Regulatory Compliance, Efficiency Ratio vs. Peers, and Return on Assets vs. Peers. The fourth and last performance factor was Superior Employee Satisfaction that included the following equally weighted subcategories: Management Succession; Corporate Diversity; Corporate Reward Systems; Employee Morale/Strategic People Initiatives; and Community Involvement.

In the first two performance factors of financial performance and customer experience, Mr. Smith's result was to be primarily determined objectively by Fulton's quartile ranking in its Performance Peer Group for each subcategory. The last two factors involved both objective and subjective measurements. For the objectively measured performance categories, Mr. Smith, depending upon Fulton's quartile ranking among its peers, could receive a rating of "Excellent Results" (1st Quartile and a numerical score of "4"), "What is expected" (2nd Quartile and a numerical score of "3"), "Making Progress" (3rd Quartile and a numerical score of "2"), or "Below Expectations" (4th Quartile and a numerical score of "1"). The Compensation Committee, based on its subjective determination, uses the same four rankings for determining Mr. Smith's achievement of the other performance factors. The weighting given to each of the performance factors for Mr. Smith appears in the chart below.

The scorecard critical performance factors for Mr. Ashby were different from the scorecards of the other Executives. His performance factors were tailored to his position as Chairman, and for part of 2007 as CEO, of Fulton Financial Advisors ("FFA") and focused on FFA's performance. Only the customer service factor for Mr. Ashby's scorecard was similar to that of the other Executives. For Mr. Ashby, however, his customer service factor focused on the satisfaction of customers of FFA, as opposed to those of Fulton as a whole. Mr. Ashby's four other performance factors were: Pre Tax Income; New Assets; Investment Products;

and Regulatory Compliance. Measurement of the first three of these factors was based upon a comparison in each area of FFA's 2006 results to the results for 2007. All four of his performance factors can be determined objectively, either based upon a comparison with prior year results or actual results.

The scorecards for each of the other Executives were similar to Mr. Smith's scorecard. Except for Mr. Shreiner, the Financial Performance factor was given the greatest weight. Because Mr. Shreiner is responsible for Fulton's risk management this critical performance factor was given the most weight for him. As shown in the chart below, except for Mr. Ashby, each of the Executives had similar critical performance factors. However, each Executive's scorecard was tailored to their specific position and corresponding job responsibilities through different weights given to each Executive's performance factors and by the specific subcategories included in each Executive's performance factors.

Although several subcategories of each Executive's performance factors were similar, there were some differences. For example, for Mr. Wenger, his financial performance factor included a subcategory of net income growth compared to Fulton's budget, not to a peer group. Similarly, for Mr. Nugent, his risk management factor included subcategories for interest rate risk and total risk based capital compared to Fulton's written guidelines for these two areas, as opposed to a comparison to peers. Another subcategory measured Mr. Nugent on the strength of Fulton's internal controls and financial reporting.

For all of the Executives, the methodology used to determine scorecard performance was to craft performance measurement parameters for each factor so their actual performance could be measured for the most part based on specific objective measurements. However, some subcategories required a subjective measure.

The following is a tabular summary of the critical performance factors and the weights assigned to each Executive's 2007 Variable Plan scorecards.

2007 Variable Plan Scorecard for Executives	**Smith**	**Nugent**	**Ashby**	**Shreiner**	**Wenger**
Critical Performance Factors	**Weight**	**Weight**	**Weight**	**Weight**	**Weight**
• Superior Financial Performance	50%	60%	-	20%	60%
• Superior Customer Experience	20%	-	20%	20%	15%
• Superior Operating Performance	15%	-	-	-	-
• Risk Management	-	20%	-	40%	15%
• Superior Employee Satisfaction	15%	20%	-	20%	10%
• Fulton Financial Advisors Pre Tax Income	-	-	30%	-	-
• Fulton Financial Advisors New Assets	-	-	20%	-	-
• Fulton Financial Advisors Investment Products	-	-	20%	-	-
• Fulton Financial Advisors Regulatory Compliance	-	-	10%	-	-

Options and Restricted Shares. Fulton believes equity-based compensation makes the Executives and other eligible officers "think like owners" and therefore aligns their interests with those of Fulton's shareholders. Pursuant to the 2004 Stock Option and Compensation Plan (the "2004 Option Plan") approved by the Board of Directors on October 21, 2003, and by shareholders at the 2004 Annual Meeting, Fulton is authorized to award incentive stock options, non-qualified stock options and restricted stock to key employees of Fulton, its affiliate banks and its other subsidiaries. While restricted stock is available under the 2004 Option Plan, Fulton did not award restricted stock to the Executives in 2007. Stock options have been the traditional award type for Fulton. Stock options enable the recipients to purchase common stock at the fair market value of the common stock on the designated grant date. The 2004 Option Plan provides that the total number of shares available for grant in any calendar year is to be determined based on the performance of Fulton, measured in terms of total shareholder return for the immediately preceding five-year period relative to the Performance Peer Group. This process for determining the number of shares available for grant in a particular year is outlined in Section 5.04 of the 2004 Option Plan, as follows:

> The number of Shares available for Awards in any calendar year shall be determined depending upon the performance of the Corporation measured in terms of Total Shareholder Return ("TSR") relative to a Peer Group, determined at the sole discretion of the Compensation Committee, for the five-year period immediately preceding the grant of the Award. The number of Shares available for Awards shall be determined in accordance with the following schedule:

Company's TSR Ranking among the Peer Group for Prior Five-Year Period	Percent of Total Outstanding Shares Available for Awards for Plan Year
Top Quartile	1.00%
Second Quartile	0.75%
Third Quartile	0.50%
Fourth Quartile	At the Discretion of the Committee but limited to no more than 0.50%

The individual awards of stock options made to the Executives and other eligible officers of Fulton during 2007 were determined by the Board of Directors based on recommendations of the Compensation Committee and management. The Committee did not establish specific target levels for individual performance or corporate profitability for equity awards. The number of options awarded to each Executive is primarily at the discretion of the Committee. Factors that the Committee considers in determining the number of options to be awarded to each Executive include the CEO's recommendations for the other Executives, previous stock option awards to each Executive, Fulton's performance and achievement of the Executive's individual goals. Fulton granted a total of 861,800 options in 2007, with 166,000 granted to the Executives and 695,000, or approximately 81% of the stock options, granted to other Fulton employees. Fulton believes that equity awards are an appropriate means of compensating the Executives and other officers based on the performance of Fulton, because equity compensation awards have enabled Fulton to retain key management people and recruit effectively for qualified outside candidates. Fulton believes that, through its broad-based 2004 Option Plan, the economic interests of its key officers, including the Executives, are more closely aligned to those of the shareholders.

Generally, the 2004 Option Plan provides for vesting of options on a three-year cliff basis. In the case of termination of employment by reason of retirement, an option recipient who retires at age fifty five or older with five or more years of consecutive employment shall be able to exercise his or her currently exercisable options for up to two years from the retirement date (but not beyond the date when the option would otherwise expire). For option recipients who retire at age sixty or older with ten or more years of consecutive employment, unexercisable options shall become exercisable on the retirement date. Such retirees are able to exercise their options for up to two years from their retirement date (but not beyond the date when the option would otherwise expire). The 2004 Option Plan also provides that unvested restricted stock grants become vested on the retirement date if the recipient retires at age sixty or older with ten or more years of consecutive employment. Upon a change in control, as defined in the 2004 Option Plan, options not previously exercisable and restricted stock subject to restrictions become vested.

Employee Stock Purchase Plan. The Employee Stock Purchase Plan ("ESPP") was designed to advance the interests of Fulton and its shareholders by encouraging Fulton's employees and the employees of its affiliates to acquire a stake in the future of Fulton by purchasing shares of the common stock of Fulton. In 2007, Fulton's shareholders approved an amendment to the ESPP to add an additional 1,500,000 shares to the plan. The Human Resources Committee administers the ESPP. Currently Fulton limits payroll deduction and annual employee participation in the ESPP to $7,500.

Profit Sharing Plan – 401(k) Retirement Plan. Fulton maintains a qualified defined contribution plan (the "Profit Sharing Plan"). Through December 31, 2007 employer contributions were based on a formula providing for an amount not to exceed 15% of each eligible employee's annual salary (10% for employees hired subsequent to January 1, 1996). All of the Executives participate in the Profit Sharing Plan. Prior to 2007, participants were 100% cliff vested after five years of eligible service. Because of changes in laws and regulations, the Profit Sharing Plan was amended, effective January 1, 2007, to provide for vesting of all participants on a graded vesting schedule resulting in 25% vesting after two years, 50% vesting after three years, 75% vesting after four years and 100% vested after five years of eligible service. In addition, the Profit Sharing Plan includes a 401(k) feature, which allows employees to defer a portion of their pre-tax salary on an annual basis, with no employer match. Employee contributions under this feature are 100% vested. The Profit Sharing Plan covers substantially all eligible employees of Fulton and its wholly owned subsidiaries, including the Executives, who are not covered under Fulton's other defined benefit and 401(k) plans and who have either (1) completed one year of service and attained age 21; or (2) completed three years of service. The Profit Sharing Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Participants direct the investment of their contributions into various investment options offered by the Profit Sharing Plan, including Fulton common stock.

Effective January 1, 2008, the Profit Sharing Plan was re-named the Fulton Financial Corporation 401(k) Retirement Plan (the "401(k) Retirement Plan") and was amended to provide for employer matching contributions that satisfy a non-discrimination "safe-harbor" available to 401(k) retirement plans. This safe-harbor employer matching contribution will be equal to 100% of each dollar a participant elects to contribute to the 401(k) Retirement Plan, but the amount of contributions that will be matched by Fulton will be limited to 5% of eligible plan compensation. In addition, certain employees are eligible for an employer profit sharing contribution under the 401(k) Retirement Plan, which for 2008 will be equal to 5% of compensation. Eligibility for this profit sharing contribution is limited to (1) employees hired prior to July 1, 2007, by a Fulton entity that was a 401(k) Retirement Plan employer as of June 30, 2007, and who were not excluded from participation under the 401(k) Retirement Plan prior to January 1, 2008, because of participation under another qualified retirement plan of their employer, and who further have attained age 21 and completed one year of service for eligibility purposes, and (2) employees who were active participants as of December 31, 2007, in the Fulton Financial Affiliates' Defined Benefit Pension Plan, and who, as of such date, ceased accruing additional benefits because of the amendment to the Pension Plan freezing additional accruals.

Deferred Compensation Agreements. Fulton's nonqualified deferred compensation plans include (1) the Fulton Deferred Compensation Plan, under which directors and advisory board members can elect to defer receipt of fees and select management employees can elect to defer receipt of cash compensation, and (2) a series of essentially identical Supplemental Executive Retirement Plan Agreements entered into with a select group of senior managers, including the Executives, for the purpose of crediting them with full contributions each year equal to the contributions they would have otherwise been eligible to receive under the Fulton 401(k) Retirement Plan, except for Internal Revenue Code limits on the amount of compensation that can be taken into account under a tax-qualified retirement plan. Fulton's contributions for 2007 are stated in footnote 6 in the "Summary Compensation Table" on page 27. Effective January 1, 2006, the deferred compensation plan accounts of each participant were held and invested under the newly-established Fulton Nonqualified Deferred Compensation Benefits Trust with Fulton Financial Advisors serving as the Trustee. The participants are permitted to direct individually the investment of the deferred amounts into various investment options under the Nonqualified Deferred Compensation Benefits Trust.

Due to changes made effective January 1, 2008 to the underlying 401(k) Retirement Plan, it was necessary to make certain conforming changes to the design of the Deferred Compensation Plan and the Supplemental Executive Retirement Plan Agreements. The Deferred Compensation Plan was amended primarily for the purpose of enabling a participant to receive the employer matching contribution that would have been available under the 401(k) Retirement Plan but for the Internal Revenue Code limit on compensation that can be taken into account for the purposes of the employee matching contribution. The Supplemental Executive Retirement Plan Agreements have been amended primarily to reflect the change in profit sharing contribution levels in the 401(k) Retirement Plan.

Defined Benefit Pension Plans. Fulton has not had an historical practice of using defined benefit pension plans to provide employees with retirement benefits, but some defined benefit plans have been acquired in different merger transactions over time and any such acquired plans that were continued for the plan participants were consolidated under the Fulton Financial Affiliates' Defined Benefit Pension Plan (the "Affiliates' Plan"). Contributions are determined actuarially and funded annually, and Affiliates' Plan assets are invested in money markets, fixed income securities, including corporate bonds, U.S. Treasury securities and common trust funds; and equity securities, including common stocks and common stock mutual funds. Mr. Ashby is the only Executive who has participated in the Affiliates' Plan, but he no longer accrues benefits in the Affiliates' Plan. Mr. Ashby's present value of accumulated benefit is reflected in the "Pension Benefits Table" on page 34.

Survivors' Benefit Life Insurance and Other Death Benefits. Officers of Fulton and certain of its bank subsidiaries, who had been employed by Fulton for at least five years as of April 1, 1992, are eligible to participate in a survivors' benefit program. This program provides the employee's spouse, in the event of the employee's death prior to retirement, with an annual income equal to the lesser of $25,000 or twenty-five percent of the employee's final annual salary. This benefit is paid from the date of death until the employee's sixty-fifth birthday with a minimum of ten annual payments. Messrs. Smith, Ashby, Shreiner and Wenger participate in this program. The estates of these Executives are eligible for a two times salary payment (plus an amount equal to applicable individual income taxes due on such amounts) from Fulton pursuant to individual Death Benefit Agreements between Fulton and each Executive, should the Executive die while actively employed by Fulton. Upon the Executive's retirement, the post retirement benefit payable upon the individual's death is reduced to $5,000.

Health, Dental and Vision Benefits. Fulton offers a comprehensive benefits package for health, dental and vision insurance coverage to all full time employees, including the Executives, their spouses and children. Fulton pays a portion of the premiums for the coverage selected, and the amount paid varies with each health, dental and vision plan. All of the Executives have elected one of the standard coverage plans available.

Retiree Benefit Payments. Fulton does not provide post retirement medical, dental and vision benefits to full time employees of Fulton and its affiliates who were hired or joined Fulton as a result of a merger after December 31, 1997. Employees who were hired or joined prior to January 1, 1998, and who retire on or after the attainment of age fifty-five with at least ten years of full time service are eligible for post retirement benefits. Post retirement benefits include health insurance coverage plus life insurance benefits. The level of coverage and the cost to the retiree depends on the retiree's date of retirement and completed years of service after attainment of age forty. As a result of their length of service with Fulton, the Executives are eligible to receive these post retirement benefits at an annual cost to the Executive similar to other employees with the same years of service.

Other Executive Benefits. Fulton provides the Executives with perquisites and other personal benefits that the Committee believes are reasonable and consistent with the overall compensation program for the CEO and the other Executives. The 2007 amounts are included in the All Other Income column of the Summary Compensation Table on page 27 of this proxy statement. These benefits enable Fulton to attract and retain talented senior executive employees for key positions, as well as provide Executives and other senior officers with opportunities to be involved in their communities and directly interact with current and prospective customers of Fulton. The Executives are provided with company owned automobiles, club memberships and other executive benefits consistent with their office and position. In addition, if spouses accompany an Executive when traveling on business or attending a corporate event, Fulton pays the travel and other expenses associated with spousal travel for the Executive. These additional spousal travel items are included as part of the Executive's reported W-2 income, and the Executive pays income taxes on the amounts.

Employment Agreements

Fulton believes that a company should provide reasonable severance benefits to employees. These severance arrangements are intended to provide the Executives and other employees with a sense of security in making the commitment to dedicate their professional careers to the success of Fulton. With respect to the Executives, these severance benefits reflect the fact that it may be difficult for them to find comparable employment within a reasonable period of time. Fulton provides severance benefits upon a change in control. The levels of these benefits for the Executives in the change of control context are discussed below under "Termination Without Cause or for Good Reason - Upon or After a Change in Control".

On May 30, 2006, Fulton's Board of Directors approved, with the recommendation of the Compensation Committee and the Hay Group, a form of employment agreement to be used for Fulton's current and future senior executive officers, including its CEO, President, Chief Financial Officer and Senior Executive Vice Presidents. The form of employment agreement was filed as an exhibit to Fulton's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

Effective June 1, 2006, the Executives entered into new employment agreements ("Employment Agreements") with Fulton that replaced their existing severance agreements. Each Executive's Employment Agreement commenced when the agreement was executed, does not have a specific term of years and continues until terminated. The Employment Agreements provide that the Executive is to receive a base salary, which is set annually, and is entitled to participate in Fulton's incentive bonus programs as in effect from time to time. The Executive also is entitled to participate in Fulton's retirement plans, welfare benefit plans and other benefit programs.[1] In addition, Mr. Ashby's Employment Agreement incorporates a Deferred Compensation Agreement dated April 7, 1992, filed as an exhibit to Fulton's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which provides Mr. Ashby an additional non-qualified retirement benefit relating to his employment by Lafayette Ambassador Bank from 1992 to 1998.

In their Employment Agreements, Messrs. Smith, Nugent and Ashby have agreed to restrictions on the sharing of confidential information as well as non-competition and non-solicitation covenants for two years. The Employment Agreements with Messrs. Shreiner and Wenger contain restrictions on the sharing of confidential information as well as non-competition and non-solicitation covenants for one year. The non-competition and non-solicitation covenants will not apply if the Executive leaves for good reason or if his employment is terminated without cause, as defined below.

The following tables and narratives set forth the potential post termination benefits payable to the Executives under their Employment Agreements, in a lump sum or over a period of time, upon certain termination events assuming that the Executive's employment was terminated as of December 31, 2007.

Voluntary Termination. In the event an Executive's employment is voluntarily terminated by the Executive other than for "Good Reason," Fulton's obligations are limited to the payment of the Executive's base salary through the effective date of the Executive's termination date, together with any applicable expense reimbursements and all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plans. No other payments are required. Good Reason is defined in the Employment Agreement to include a breach by Fulton of its material obligations without remedy, a significant change in the Executive's authority, duties, compensation or benefits, or a relocation outside a certain distance where the Executive previously was based.

[1] Similar employment agreements have been executed with other senior officers of Fulton and its subsidiaries.

Termination For Cause. If an Executive's employment is terminated for "Cause," Fulton is not thereafter obligated to make any further payments to the Executive under the Employment Agreement, other than amounts (including salary, expense reimbursement, etc.) accrued under the Employment Agreements as of the date of such termination. Cause is defined in the Employment Agreement to include an act of dishonesty constituting a felony, use of alcohol or other drugs which interferes with the performance by the Executive of the Executive's duties, intentional refusal by the Executive to perform duties, or conduct that brings public discredit on or injures the reputation of the Corporation.

Termination Without Cause or for Good Reason - Before a Change in Control. If an Executive terminates his employment for Good Reason or his employment is terminated by Fulton "Without Cause," defined in the Employment Agreement to include any reason other than Cause, the Executive is entitled to receive his base salary for a specified period of time and, in the sole discretion of Fulton, he also may receive an additional cash bonus. For Messrs. Smith, Nugent and Ashby, the specified period of time is two years. For the other Executives, that period is one year. After a termination Without Cause or for Good Reason, the Executive also would continue to participate in employee health and other benefit plans for which he is eligible during the specified time period. If the Executive is not eligible to continue to participate in any employee benefit plan, he will be compensated on an annual basis for such plan at Fulton's cost plus a gross up for any taxes applicable thereto. Assuming that each Executive's employment was terminated Without Cause or for Good Reason as of December 31, 2007, with no discretionary cash bonus awarded to the Executives, each would have received the following post termination benefits:

Name	Salary Lump Sum ($)	Health Benefits Estimate ($)	Total ($)
R. Scott Smith, Jr.	1,526,426	24,000	1,550,426
Charles J. Nugent	956,800	24,000	980,800
Richard J. Ashby, Jr.	810,000	24,000	834,000
James E. Shreiner	306,000	12,000	318,000
E. Philip Wenger	350,000	12,000	362,000

Termination Without Cause or for Good Reason - Upon or After a Change in Control. The Executives and other employees have built Fulton into the successful enterprise that it is today, and Fulton believes that it is important to protect them in the event of a "Change in Control." Further, Fulton believes that the interests of shareholders will be best served if the interests of the Executives are aligned with them, and providing Change in Control benefits should eliminate or mitigate any reluctance of the Executives to pursue potential Change in Control transactions that may be in the best interests of shareholders. Based on the recommendations and review of typical Change in Control provisions performed by the Hay Group in 2006, Fulton believes that these potential Change in Control benefits it offers are typical for the financial services industry and reasonable relative to the overall value of Fulton.

A Change in Control is defined in the Employment Agreements to include the acquisition of the beneficial ownership of twenty percent or more of the outstanding shares of the voting stock of Fulton by any one person, a significant change in the composition of the Board of Fulton during any period of two consecutive years or Fulton's merger or consolidation with another corporation. If, during the period beginning ninety days before a Change in Control and ending two years after such Change in Control, an Executive is terminated by Fulton Without Cause or an Executive resigns for Good Reason, Fulton is required to pay the Executive a multiple of the sum of the Executive's: (i) base salary immediately before the Change in Control; and (ii) the highest annual cash bonus or other incentive compensation awarded over the prior three years. The Executive also is entitled to receive an aggregate amount equal to Fulton retirement plan contributions for the multiple period under each retirement plan in which the Executive was a participant immediately prior to the Executive's termination. The Committee set the Change in Control payment multiple at three years in the Employment Agreements for Messrs. Smith, Nugent and Ashby, because this was the multiple used in their prior severance agreements. For Messrs. Shreiner and Wenger, the Committee set the multiple at two years. The Employment Agreements also provide for certain other post termination benefits such as up to $10,000 for outplacement services.

The table below uses the 2006 Variable Plan bonus award to calculate the cash bonus lump sum. Assuming that, as of December 31, 2007, each Executive's employment was terminated upon or after a Change in Control Without Cause or for Good Reason, each would have received the following post termination benefits:

Name	Salary Lump Sum ($)	Cash Bonus Lump Sum ($)	Lump Sum of Future Qualified and Non-qualified Plans ($)	Tax Gross Up ($)	Health Benefits Estimate ($)	Clubs, Cars & Other Benefits Estimate ($)	Value of Option Vesting ($)	Total ($)
R. Scott Smith, Jr.	2,289,639	1,144,821	343,446	1,467,756	36,000	58,000	0	5,339,662
Charles J. Nugent	1,435,200	502,320	193,752	830,244	36,000	58,000	0	3,055,516
Richard J. Ashby, Jr.	1,215,000	425,250	164,025	691,770	36,000	58,000	0	2,590,045
James E. Shreiner	612,000	204,104	81,610	328,622	24,000	42,000	0	1,292,336
E. Philip Wenger	700,000	224,660	92,466	381,003	24,000	42,000	0	1,464,129

The Employment Agreements provide that, in the event any payment or distribution by Fulton to or for the benefit of an Executive would be subject to excise tax as a "golden parachute," the Executive will be entitled to receive an additional payment equal to the total excise tax imposed. The determination that a "gross up" payment is required and its amount is to be made by an accounting firm, and Fulton is responsible for the accounting firm's fees and expenses. The Hay Group advised the Compensation Committee that this 'gross up provision" has become a typical provision in such agreements. In keeping with Fulton's objectives to offer a competitive contract, this provision was included in the Employment Agreements for all of the Executives.

Retirement. In the event an Executive terminates his employment due to retirement upon attaining age sixty-five, Fulton is obligated to pay the Executive's base salary through the effective date of the Executive's retirement, together with any applicable expense reimbursements and all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plans. Fulton would have no further obligation under the Employment Agreement, however, assuming that each Executive attained the age of sixty-five and retired December 31, 2007, each would have received a lump sum payment of $25 for each year of service, a payment made to all retiring employees, plus each would have received retiree health benefits, as a supplement to the Executives' Medicare benefits at sixty-five, at an annual estimated cost to Fulton of approximately $3,600.

In the event an Executive terminates his employment due to retirement upon attaining age sixty, and the Executive has ten or more years of consecutive service with Fulton, unvested options and restricted shares awarded under Fulton's option plans would automatically vest as a result of the Executive's retirement. None of the Executives have been awarded restricted shares. Assuming that all the Executives attained the age of sixty and retired December 31, 2007, their individual unvested options would not have had any value because they have option exercise prices above the $11.22 closing price of Fulton common stock on December 31, 2007.

With respect to Mr. Ashby, who will retire on March 28, 2008, the Compensation Committee approved, on his retirement, the transfer to him of the company car he uses and the continuation of his club benefits for one year. These retirement benefits are not included in Mr. Ashby's agreement, nor under any Fulton plan. Fulton estimates the value of these benefits to be $21,000 as of his actual retirement date.

Disability. Following an Executive's "Total Disability," defined in the Employment Agreements to be a continuous medically determinable physical or medical impairment, the employment of the Executive would terminate automatically, in which event Fulton is not thereafter obligated to make any further payments under the Employment Agreement, other than amounts (including salary, expense reimbursement, etc.) accrued as of the date of such termination, plus an amount equal to at least six months' base salary in effect immediately prior to the date of the Total Disability. Thereafter, for as long as the Executive continues to be disabled, Fulton will continue to pay the Executive at least 60% of the base salary until the earlier of the Executive's death or December 31 of the calendar year in which the Executive attains age sixty-five. To the extent it does not duplicate benefits already being provided, an Executive will also receive those benefits customarily provided by Fulton to disabled former employees, which benefits shall include, but are not limited to, life, medical, health, accident insurance and a survivor's income benefit. Assuming that each Executive was disabled as of December 31, 2007, and the Total Disability lasted 18 months, each would have received the following disability benefits:

Name	Salary First Six Months ($)	Total Annual Disability Payments Until 65 ($)	Estimated Health Benefits for 18 Months ($)	Total ($)
R. Scott Smith, Jr.	381,607	457,928	18,000	857,535
Charles J. Nugent	239,200	287,040	18,000	544,240
Richard J. Ashby, Jr.	202,500	243,000	18,000	463,500
James E. Shreiner	153,000	183,600	18,000	354,600
E. Philip Wenger	175,000	210,000	18,000	403,000

Death. In the event of a termination of employment as a result of an Executive's death, the Executive's dependents, beneficiaries or estate, as the case may be, would receive such survivor's income and other benefits as they may be entitled to under the terms of Fulton's benefit programs, which includes the $25,000 Survivors Benefit Life Insurance and the twice base salary amount plus tax under the Death Benefit Agreement described above. Assuming that each Executive died as of December 31, 2007, each of their estates or beneficiaries would have received the following death benefits:

Name	Survivors Benefit Life Insurance ($)	Death Benefit Agreement Payment ($)	Estimated Death Benefit Tax Gross Up ($)	Total ($)
R. Scott Smith, Jr.	25,000	1,526,426	1,039,858	2,591,284
Charles J. Nugent	25,000	956,800	651,808	1,633,608
Richard J. Ashby, Jr.	25,000	810,000	551,802	1,386,802
James E. Shreiner	25,000	612,000	416,917	1,053,917
E. Philip Wenger	25,000	700,000	476,866	1,201,866

Other Elements

162(m) and Tax Consequences. Although Fulton takes into account deductibility of compensation, tax deductibility is not a primary objective of its compensation programs. Section 162(m) of the Internal Revenue Code disallows the deductibility by Fulton of any compensation over $1 million per year paid to certain members of Senior Management unless certain criteria are satisfied.

409A Changes. Section 409A of the Internal Revenue Code, effective January 1, 2005, defines what constitutes a "nonqualified deferred compensation plan", conditions income tax deferrals under such plans on their compliance with certain distribution, acceleration, election and funding restrictions, and also imposes penalty tax and interest penalties for noncompliance. In order to preserve intended tax deferrals and to avoid the imposition of taxes and penalties, Fulton's intent is to identify all such nonqualified deferred compensation plans it maintains and to timely amend each, where necessary, to meet the Section 409A requirements, and to alter the administration of each, where necessary, to comply with Section 409A. This amendment and compliance process is ongoing. With respect to Senior Management, in particular, the deferred compensation agreements and the employment and severance agreements summarized above have been amended for Section 409A compliance.

Discussion of Option Grant Timing. Fulton does not have a formal policy on option granting or required grant dates. However, the Compensation Committee and Board of Directors historically have met in June of each year to consider and award options to the Executives and other officers. Fulton does not back date options or grant them retroactively, and does not coordinate option grants with the release of positive or negative corporate news. The 2004 Option Plan does not permit the award of discounted options, the reload of stock options or the re-pricing of stock options. Pursuant to the terms of the 2004 Option Plan, option prices are determined based on the average of the high and low trading price on the grant date. Historically, Fulton has granted options on or about July 1, as opposed to the date of the June meeting when action is taken by the Compensation Committee and Board of Directors to grant each award.

Stock Ownership Guidelines. Fulton believes that broad based stock ownership by directors, officers and employees is an effective method to align the interests of its shareholders with the interests of its directors, officers and employees. However, Fulton does not have a formal share ownership requirement defined for directors, or any group of officers or employees, at the present time.

Senior Management Succession. The topic of Senior Management succession is discussed and reviewed from time to time at Fulton. At the December 2007 Executive Committee meeting, seniors officers in Fulton's Human Resources department discussed and reviewed the succession planning processes used by management to identify successors for each member of Senior Management at Fulton, middle management at Fulton, senior management at each of Fulton's bank subsidiaries, and within each division for those banks with divisions.

Compensation Committee Report

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis with management at their March 2008 meeting and, based on the review and discussions, the members of the Compensation Committee present at the meeting recommended to the Board of Directors that the Compensation Discussion and Analysis above be included with or incorporated in Fulton's Annual Report on Form 10-K for the year ended December 31, 2007, and the 2008 annual proxy statement, as applicable.

Executive Compensation Committee

Patrick J. Freer, Chair
John O. Shirk, Vice Chair
Jeffrey G. Albertson
Donald M. Bowman, Jr.
George W. Hodges
Donald W. Lesher, Jr.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards ($)	Option Awards [3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation [6] ($)	Total ($)
R. Scott Smith, Jr.	2007	763,213	0	0	225,840	0	0	133,718	1,122,771
Chairman, President and Chief Executive Officer of Fulton Financial Corporation	2006	734,946	28,267	0	70,713	381,607	0	142,667	1,358,200
Charles J. Nugent	2007	478,400	0	0	147,152	0	0	95,655	721,207
Senior Executive Vice President and Chief Financial Officer of Fulton Financial Corporation	2006	460,682	17,718	0	59,396	167,440	0	97,645	802,881
Richard J. Ashby, Jr.[7]	2007	405,000	0	0	173,463	0	0	79,163	657,626
Senior Executive Vice President of Fulton Financial Corporation; Chairman of Fulton Financial Advisors, N.A.	2006	390,000	15,000	0	52,059	141,750	0	96,225	695,034
James E. Shreiner	2007	306,000	0	0	61,850	0	0	57,625	425,475
Senior Executive Vice President of Fulton Financial Corporation - Administrative Services	2006	280,777	10,799	0	42,043	102,052	0	53,863	489,534
E. Philip Wenger	2007	350,000	0	0	58,715	0	0	79,729	488,444
Senior Executive Vice President of Fulton Financial Corporation – Community Banking; Chairman of Fulton Bank	2006	309,056	11,887	0	42,043	112,330	0	79,629	554,945

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[1] Represents the 2006 and 2007 annual base salary for each of the Executives named in this table.

[2] Represents a two-week holiday bonus paid in 2006 to the Executives and other Fulton employees. The Compensation Committee has decided to discontinue the payment of this bonus for the Executives and other officers who participate in the Variable Plan. The Executives were not eligible to receive the holiday bonus in 2007.

[3] Amounts represent the compensation expense for stock option awards recognized in Fulton's Consolidated Statements of Income in 2007 and 2006, under the provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (SFAS 123R). The per-option fair value of options granted in 2007, 2006 and 2005 was $1.78, $2.39 and $2.40, respectively. A discussion of the significant assumptions used to determine these fair values can be found in Note M, which starts on page 78 in the Notes to Consolidated Financial Statements, "Stock-Based Compensation Plans and Shareholders' Equity" located in the Fulton Financial Corporation Annual Report on Form 10-K for the year ended December 31, 2007. There were no forfeitures of options during 2006 and 2007 by any of the Executives, and the expense being recognized for grants also assumes that none of the options will be forfeited. There can be no assurance that the Executives will ever realize these values in the future, or that the options will ever be exercised. Under Fulton's Stock Option Plan, options vest 36 months following their grant date. In 2007, the Stock Option Plan was amended to allow for immediate vesting of options upon retirement if the holder of the options has attained both age 60 and 10 years of continuous service with Fulton. This amendment was applicable to options granted in 2007 and 2006. As required by SFAS 123R, compensation expense is recognized evenly over the 36-month vesting period or over the period from the date of grant to the period when the option holder attains both age 60 and 10 years of continuous service, if shorter.

The following table provides additional detail on the compensation expense recognized in 2007 for stock option awards of the Executives.

Name	2007 Option Grant - Compensation Expense Recognized in 2007 (a) ($)	2006 Option Grant - Compensation Expense Recognized in 2007 (b) ($)	2005 Option Grant - Compensation Expense Recognized in 2007 (c) ($)	Total 2007 Stock Option Expense ($)	Grant Date Fair Value of 2007 Stock Options (d) ($)
R. Scott Smith, Jr.	81,926	91,502	52,412	225,840	81,926
Charles J. Nugent	42,744	59,334	45,074	147,152	64,116
Richard J. Ashby, Jr.	64,116	71,610	37,737	173,463	64,116
James E. Shreiner	10,259	19,096	32,495	61,850	42,744
E. Philip Wenger	7,124	19,096	32,495	58,715	42,744

(a) Messrs. Smith and Ashby had attained age 60 and 10 years of continuous service when stock options were granted in July 2007. Accordingly, the entire grant date fair value was recognized as compensation expense in 2007. Mr. Nugent had attained 10 years of continuous service when stock options were granted in July 2007 and will attain age 60 in April 2008. Compensation expense is being recognized ratably over this 9-month period as it is shorter than the normal 36-month vesting period. Mr. Shreiner had attained 10 years of continuous service when stock options were granted in July 2007 and will attain age 60 in August 2009. Compensation expense is being recognized ratably over this 25-month period as it is shorter than the normal 36-month vesting period. Mr. Wenger had attained 10 years of continuous service when stock options were granted in July 2007, but will not attain age 60 until subsequent to the 36-month vesting period; accordingly, compensation expense is being recognized over the normal 36-month vesting period.

(b) Represents compensation expense related to options granted in July 2006. In 2006, six months of expense, or 1/6th of the total grant date fair value, was recognized in 2006 for each of the Executives. When the Stock Option Plan was amended in 2007, the remaining 30 months, or 5/6th, of the grant date fair value for the 2006 grant for Messrs. Smith and Ashby was recognized in full in 2007. Recognition of compensation expense for the 2006 grant for Mr. Nugent was accelerated to be recognized ratably over 21 months from the date of the grant. There were no adjustments to the recognition of compensation expense for Messrs. Shreiner and Wenger; the amounts shown represent 12 months, or 1/3, of the grant date fair value of the 2006 stock option grant.

(c) Represents compensation expense related to options granted in July 2005, which is being recognized evenly over the 36 month vesting period for each named executive. Amounts shown represent 12 months, or 1/3, of the grant date fair value of the 2005 stock option grant.

(d) The SFAS 123R total grant date fair value for 2007 awards is provided for reference and is also reported in "Grants of Plan-Based Awards Table". See also "Outstanding Equity Awards at Fiscal Year-End Table."

[4] Amounts listed for 2006 are Non-Equity Incentive Plan Compensation cash payments approved by the Executive Compensation Committee on March 19, 2007 for 2006 performance pursuant to Fulton's Variable Plan. The Executive Compensation Committee determined at its March 5, 2008 meeting that because Fulton did not achieve the 2007 performance threshold established for the Variable Plan, no Non-Equity Incentive Plan Compensation cash payments would be paid to the Executives for 2007.

[5] Fulton has determined that the Executives did not receive above-market earnings and such amounts did not need to be reported in this table column for 2006 and 2007. All participants in the non-qualified deferred compensation plan, which also includes senior managers other than the Executives, are permitted to select various investment options listed in footnote 2 of the "Nonqualified Deferred Compensation Table" on page 34 below. The rate of return for an individual participant's account is based on the performance of the various standard investment options selected by each participant.

[6] All Other Compensation includes Fulton's payments for Qualified Profit Sharing Plan Contributions, Non-Qualified Profit Sharing Plan Contributions, club membership fees, use of company provided automobiles and certain travel expenses where spouses traveled with the executives and attended Fulton events. The methodology to calculate the aggregate incremental cost of perquisites and other personal benefits was to use the amount disbursed for the items. Where a benefit involved assets owned by Fulton, an estimate of the incremental cost was used. Amounts for vehicles include the cost of related items attributed to the company provided vehicle including an insurance premium of $1,075 for each vehicle. The "Other Perquisites" column includes spousal travel and other small benefits that individually are less than ten percent of all perquisites received by the Executive. The breakdown and total of all other compensation for each Executive for 2006 and 2007 is shown in the table below:

Name	Year	Qualified Profit Sharing Plan Company Contribution	Non-Qualified Profit Sharing Plan Company Contribution	Club Memberships	Use of Company Provided Automobiles	Other Perquisites	Total All Other Compensation
		($)	($)	($)	($)	($)	($)
R. Scott Smith, Jr.	2007	33,750	80,732	10,562	7,158	1,516	133,718
	2006	33,000	77,242	15,275	13,454	3,696	142,667
Charles J. Nugent	2007	33,750	38,010	11,096	12,583	216	95,655
	2006	33,000	36,102	10,623	14,223	3,697	97,645
Richard J. Ashby, Jr.	2007	33,750	27,000	10,301	5,857	2,255	79,163
	2006	33,000	25,500	20,950	13,941	2,834	96,225
James E. Shreiner	2007	33,750	12,150	8,251	3,016	458	57,625
	2006	33,000	9,117	7,649	3,263	834	53,863
E. Philip Wenger	2007	33,750	18,750	14,090	12,001	1,138	79,729
	2006	33,000	13,358	18,834	13,424	1,013	79,629

[7] Mr. Ashby will retire as an executive officer of Fulton effective March 28, 2008.

GRANTS OF PLAN BASED AWARDS

Name	Grant Date[1]	Approval Date[2]	Estimated Future or Possible Payouts Under Non-Equity Incentive Plan Awards[3]			Estimated Future or Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards[4]	Closing Price on Grant Date[5]	Grant Date Fair Value of Stock and Option Awards[6]
			Thresh-old	Target	Maxi-mum	Thresh-old	Target	Maxi-mum					
			($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($/Sh)	($)
R. Scott Smith, Jr.	7/1/2007	6/18/2007	-	-	-	-	-	-	-	46,000	14.415	14.42	81,926
Charles J. Nugent	7/1/2007	6/18/2007	-	-	-	-	-	-	-	36,000	14.415	14.42	64,116
Richard J. Ashby, Jr.	7/1/2007	6/18/2007	-	-	-	-	-	-	-	36,000	14.415	14.42	64,116
James E. Shreiner	7/1/2007	6/18/2007	-	-	-	-	-	-	-	24,000	14.415	14.42	42,744
E. Philip Wenger	7/1/2007	6/18/2007	-	-	-	-	-	-	-	24,000	14.415	14.42	42,744

[1] Pursuant to the terms of the 2004 Stock Option and Compensation Plan, since the July 1, 2007, grant date was not a NASDAQ trading day, the fair market value was determined based on the average of the highest and lowest trading price of Fulton stock on the next preceding trading day, which was Friday, June 29, 2007.

[2] As consistent with past option award practice, Fulton approved the 2007 options at the June Executive Compensation Committee and Board meetings both held on June 18, 2007, with a future grant date of July 1, 2007. The low trading, high trading, closing, and average of high/low trading prices of Fulton stock on June 18, 2007 were $14.71, $15.10, $14.75 and $14.905, respectively.

[3] The Executives will not receive a cash bonus payment under the Variable Plan for 2007.

[4] Determined pursuant to the terms of the 2004 Stock Option and Compensation Plan as the average of the highest and lowest trading price of Fulton stock on the grant date. The June 29, 2007 high trading and low trading prices were $14.52 and $14.31, respectively.

[5] Closing price of Fulton stock on June 29, 2007, the next preceding day before the July 1, 2007 grant date, was $14.42.

[6] FAS 123R Fair Value. There can be no assurance that the Executives will ever exercise the options or realize the amounts listed in the future.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards[1]					Stock Awards[2]			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[3]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R. Scott Smith, Jr.	36,172	0	0	11.32	6/30/2008	0	0	0	0
R. Scott Smith, Jr.	32,907	0	0	10.45	6/30/2009	0	0	0	0
R. Scott Smith, Jr.	30,580	0	0	10.38	6/30/2010	0	0	0	0
R. Scott Smith, Jr.	41,603	0	0	11.32	6/30/2011	0	0	0	0
R. Scott Smith, Jr.	41,530	0	0	13.35	6/30/2012	0	0	0	0
R. Scott Smith, Jr.	41,344	0	0	14.44	6/30/2013	0	0	0	0
R. Scott Smith, Jr.	72,189	0	0	15.38	6/30/2014	0	0	0	0
R. Scott Smith, Jr.	0	65,625	0	17.12	6/30/2015	0	0	0	0
R. Scott Smith, Jr.	0	46,000	0	15.89	6/30/2016	0	0	0	0
R. Scott Smith, Jr.	0	46,000	0	14.415	6/30/2017	0	0	0	0
Charles J. Nugent	33,758	0	0	11.32	6/30/2008	0	0	0	0
Charles J. Nugent	30,911	0	0	10.45	6/30/2009	0	0	0	0
Charles J. Nugent	28,679	0	0	10.38	6/30/2010	0	0	0	0
Charles J. Nugent	35,815	0	0	11.32	6/30/2011	0	0	0	0
Charles J. Nugent	35,742	0	0	13.35	6/30/2012	0	0	0	0
Charles J. Nugent	35,832	0	0	14.44	6/30/2013	0	0	0	0
Charles J. Nugent	63,001	0	0	15.38	6/30/2014	0	0	0	0
Charles J. Nugent	0	56,437	0	17.12	6/30/2015	0	0	0	0
Charles J. Nugent	0	36,000	0	15.89	6/30/2016	0	0	0	0
Charles J. Nugent	0	36,000	0	14.415	6/30/2017	0	0	0	0
Richard J. Ashby, Jr.	25,927	0	0	10.45	6/30/2009	0	0	0	0
Richard J. Ashby, Jr.	23,930	0	0	10.38	6/30/2010	0	0	0	0
Richard J. Ashby, Jr.	29,846	0	0	11.32	6/30/2011	0	0	0	0
Richard J. Ashby, Jr.	29,738	0	0	13.35	6/30/2012	0	0	0	0
Richard J. Ashby, Jr.	30,319	0	0	14.44	6/30/2013	0	0	0	0
Richard J. Ashby, Jr.	52,501	0	0	15.38	6/30/2014	0	0	0	0
Richard J. Ashby, Jr.	0	47,250	0	17.12	6/30/2015	0	0	0	0
Richard J. Ashby, Jr.	0	36,000	0	15.89	6/30/2016	0	0	0	0
Richard J. Ashby, Jr.	0	36,000	0	14.415	6/30/2017	0	0	0	0

James E. Shreiner	21,479	0	0	11.32	6/30/2008	0	0	0	0
James E. Shreiner	17,949	0	0	10.45	6/30/2009	0	0	0	0
James E. Shreiner	16,333	0	0	10.38	6/30/2010	0	0	0	0
James E. Shreiner	20,260	0	0	11.32	6/30/2011	0	0	0	0
James E. Shreiner	21,706	0	0	13.35	6/30/2012	0	0	0	0
James E. Shreiner	20,673	0	0	14.44	6/30/2013	0	0	0	0
James E. Shreiner	45,939	0	0	15.38	6/30/2014	0	0	0	0
James E. Shreiner	0	40,687	0	17.12	6/30/2015	0	0	0	0
James E. Shreiner	0	24,000	0	15.89	6/30/2016	0	0	0	0
James E. Shreiner	0	24,000	0	14.415	6/30/2017	0	0	0	0
E. Philip Wenger	13,808	0	0	11.32	6/30/2008	0	0	0	0
E. Philip Wenger	12,962	0	0	10.45	6/30/2009	0	0	0	0
E. Philip Wenger	13,295	0	0	10.38	6/30/2010	0	0	0	0
E. Philip Wenger	18,090	0	0	11.32	6/30/2011	0	0	0	0
E. Philip Wenger	19,898	0	0	13.35	6/30/2012	0	0	0	0
E. Philip Wenger	20,673	0	0	14.44	6/30/2013	0	0	0	0
E. Philip Wenger	45,939	0	0	15.38	6/30/2014	0	0	0	0
E. Philip Wenger	0	40,687	0	17.12	6/30/2015	0	0	0	0
E. Philip Wenger	0	24,000	0	15.89	6/30/2016	0	0	0	0
E. Philip Wenger	0	24,000	0	14.415	6/30/2017	0	0	0	0

[1] The number of securities underlying the options and the option exercise price have been adjusted for stock dividends and stock splits that have occurred since the grant date.

[2] There are no outstanding restricted stock awards to the Executives.

[3] Options with an expiration date of June 30, 2015 will vest July 1, 2008, options with an expiration date of June 30, 2016 will vest July 1, 2009, and options with an expiration date of June 30, 2017 will vest July 1, 2010.

OPTION EXERCISES AND STOCK VESTED

	Option Awards[1]		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
R. Scott Smith, Jr.	3,000	16,890[2]	0	0
R. Scott Smith, Jr.	11,837	53,207[3]	0	0
R. Scott Smith, Jr.	10,099	51,744[4]	0	0
Charles J. Nugent	4,000	22,520[5]	0	0
Charles J. Nugent	6,000	32,430[6]	0	0
Charles J. Nugent	3,192	16,040[7]	0	0
Charles J. Nugent	10,099	51,808[8]	0	0
Richard J. Ashby, Jr.	19,177	113,144[9]	0	0
Richard J. Ashby, Jr.	8,832	35,858[10]	0	0
Richard J. Ashby, Jr.	19,006	73,933[11]	0	0
James E. Shreiner	10,099	53,121[12]	0	0
James E. Shreiner	4,692	24,685[13]	0	0
E. Philip Wenger	9,591	57,690[14]	0	0

[1] The numbers of securities underlying the options and the option exercise price have been adjusted for stock dividends and stock splits that have occurred since the date of grant.

[2] Options exercised on January 19, 2007.

[3] Options exercised on April 3, 2007.

[4] Options exercised on May 31, 2007.

[5] Options exercised on January 19, 2007.

[6] Options exercised on March 1, 2007.

[7] Options exercised on March 14, 2007.

[8] Options exercised on June 15, 2007.

[9] Options exercised on January 29, 2007.

[10] Options exercised on August 9, 2007.

[11] Options exercised on September 19, 2007.

[12] Options exercised on May 31, 2007.

[13] Options exercised on June 4, 2007.

[14] Options exercised on February 12, 2007.

PENSION BENEFITS

Name[1]	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
R. Scott Smith, Jr.	NA	-	-	-
Charles J. Nugent	NA	-	-	-
Richard J. Ashby, Jr.	Fulton Financial Affiliate's Defined Benefit Pension Plan	7	292,161	0
James E. Shreiner	NA	-	-	-
E. Philip Wenger	NA	-	-	-

[1] Except for Mr. Ashby, none of the Executives participates in or has account balances in any qualified or non-qualified defined benefit plans sponsored by Fulton. Mr. Ashby was a Fulton employee when he accepted a position in 1992 with Lafayette Ambassador Bank, a Fulton affiliate bank. Mr. Ashby's participation in this plan ended in 1998 when he accepted a new position at Fulton and started participation in the Fulton Profit Sharing Plan.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY[1] ($)	Aggregate Earnings in Last FY[2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[3] ($)
R. Scott Smith, Jr.	0	80,732	42,290	0	591,143
Charles J. Nugent	0	38,010	15,255	0	319,661
Richard J. Ashby, Jr.	50,000[4]	27,000	22,754	0	529,218[5]
James E. Shreiner	0	12,150	3,923	0	54,452
E. Philip Wenger	0	18,750	1,403	0	48,260

[1] Fulton's contributions toward nonqualified deferred compensation for each of the Executives are listed in this column. See the table contained in footnote 6 of the Summary Compensation Table on page 27. Amounts listed as registrant contributions in this Nonqualified Deferred Compensation Table are also included as part of the Executives' "Total All Other Compensation" in the Summary Compensation Table. 2007 contributions were credited to each of the Executive's accounts in January 2008.

[2] The Executives direct the investment of their nonqualified deferred compensation contributions into various standard investment options offered from a set menu of investment funds. In 2007, the available investment funds included Goldman Sachs Financial Square Money Market Fund, Goldman Sachs Core Fixed Income I Fund, Vanguard Windsor II Fund, T. Rowe Price Growth Stock Fund, Vanguard 500 Index Fund, Goldman Sachs Growth Opportunity I Fund, Vanguard Small Cap Index Fund, Fidelity Adv Small Cap I Fund and Fidelity Adv Div International I Fund. The Executives may change their individual elections by completing a new election form. There is a discussion of the Deferred Compensation Agreements and Defined Benefit Pension Plans on pages 20 and 21.

[3] Balances include the 2007 contributions made by Fulton and credited to the Executives' accounts in January 2008.

[4] Mr. Ashby was the only individual to make personal contributions in 2007 to a nonqualified deferred compensation account and this amount is not included in the "Total All Other Compensation" amount in the Summary Compensation Table and was not additional compensation paid to him by Fulton.

[5] Amount listed does not include approximately $54,000 potentially available as of December 31, 2007 under Mr. Ashby's April 7, 1992 Deferred Compensation Agreement described on page 20. Neither Mr. Ashby nor Fulton made any contributions to this plan in 2007. Based on an actuarial calculation, this amount decreased by $45,000 since the December 31, 2006 actuarial estimate.

DIRECTOR COMPENSATION

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[2] ($)	Total ($)
Jeffrey G. Albertson	42,750	0	0	0	0	10,833[3]	53,583
John M. Bond	40,750	0	0[4]	0	0	30,000[5]	70,750
Donald M. Bowman, Jr.	47,000	0	0	0	0	8,000[6]	55,000
Dana A. Chryst[7]	0	0	0	0	0	12,000[8]	12,000
Craig A. Dally	40,750	0	0	0	0	10,000[9]	50,750
Patrick J. Freer	51,000	0	0	0	0	8,500[10]	59,500
Rufus A. Fulton Jr.	38,750	0	0[11]	0	0	14,666[12]	53,416
George W. Hodges	58,750	0	0[13]	0	0	0	58,750
Carolyn R. Holleran	41,750	0	0	0	0	6,000[14]	47,750
Thomas W. Hunt[15]	10,333	0	0[16]	0	0	0	10,333
Willem Kooyker	45,750	0	0	0	0	16,500[17]	62,250
Donald W. Lesher Jr.	50,250	0	0	0	0	4,958[18]	55,208
Abraham S. Opatut	38,750	0	0	0	0	163,600[19]	202,350
John O. Shirk	41,750	0	0	0	0	12,000[20]	53,750
Gary A. Stewart	41,750	0	0	0	0	0	41,750

[1] Directors listed represent all the non-management directors of Fulton during 2007. Mr. Smith, who was compensated as an officer of Fulton, did not receive any additional compensation for his service as a director of Fulton.

[2] Unless otherwise noted, excludes perquisites and other personal benefits with an aggregate value of less than $10,000. Fulton's methodology to calculate the aggregate incremental cost of perquisites and other personal benefits was to use the amount disbursed for the item. Where a benefit involved assets owned by Fulton, an estimate of the incremental cost was used.

[3] Represents the annual retainer fee Mr. Albertson received for service on the Board of Directors of The Bank.

[4] Fulton directors did not receive options as part of their 2007 compensation, however, as of December 31, 2007, Mr. Bond had 196,851 exercisable options and 21,513 options not vested that previously were awarded to him by Columbia Bancorp, which was acquired by Fulton in February 2006.

[5] Represents the annual retainer fee Mr. Bond received for service as non-employee Chairman of The Columbia Bank.

[6] Represents the annual retainer fee Mr. Bowman received for service on the Board of Directors of Hagerstown Trust Company.

[7] Ms. Chryst became a director effective March 17, 2008.

[8] Represents the annual retainer fee Ms. Chryst received for service on the Board of Directors of Fulton Bank.

[9] Represents the annual retainer fee Mr. Dally received for service on the Board of Directors of Lafayette Ambassador Bank.

[10] Represents the annual retainer fee Mr. Freer received for service on the Board of Directors of Lebanon Valley Farmers Bank and the Fulton Bank Lebanon Valley Division Board.

[11] Fulton directors did not receive options as part of their 2007 compensation. However, as of December 31, 2007, Mr. Fulton had 85,314 exercisable options that were awarded to him prior to his retirement as an officer of Fulton. Since these options were not exercised, they expired on 1/1/08 by the terms of the option plan and option agreements issued.

[12] Includes $10,346 for club fees, $2,340 office use and $1,980 for other perquisites that are individually less that ten percent of the total perquisites received by Mr. Fulton in 2007.

[13] Fulton directors did not receive options as part of their 2007 compensation. However, as of December 31, 2007, Mr. Hodges had 8,103 exercisable options that previously were awarded to him by Drovers Bancshares Corporation, which was acquired by Fulton in July 2001.

[14] Represents the annual retainer fee Mrs. Holleran received for service on the Regional Board of the Fulton Bank Great Valley Division.

[15] Mr. Hunt decided to not stand for reelection as a director, and his term as a director and a member of the Audit and Nominating Committees of Fulton ended on May 7, 2007. Retainer fees for Mr. Hunt were pro rated based on the date his service ended.

[16] Fulton directors did not receive options as part of their 2007 compensation. However, as of December 31, 2007, Mr. Hunt had 3,942 exercisable options that previously were awarded to him by Resource Bankshares Corporation, which was acquired by Fulton in April 2004.

[17] Represents fees Mr. Kooyker received for service on the Board of Directors of Somerset Valley Bank, which includes a $5,000 retainer, $650 for each Board meeting attended and $200 for each committee meeting attended. Also includes $12,700 for service on the Somerset Valley Bank Regional Board.

[18] Represents the annual retainer fee Mr. Lesher received for service on the Board of Directors of Lebanon Valley Farmers Bank and the Fulton Bank Lebanon Valley Division Board.

[19] Includes $153,600 in fees Mr. Opatut received for service as Chairman of the Board of Directors of First Washington State Bank and the First Washington Division Board. First Washington State Bank was merged into The Bank in 2007. Mr. Opatut is now a director of The Bank and in 2007 he received $10,000 in retainer fees for service as a director of The Bank.

[20] Represents the annual retainer fee Mr. Shirk received for service on the Board of Directors of Fulton Bank.

Compensation of Directors

Each member of the Board of Directors of Fulton is paid a retainer fee and meeting fees for his or her services as a director, except that no fee is paid to any director who is also a salaried officer of Fulton or one of its subsidiary banks. Thus, Mr. Smith did not receive any director fees in 2007 for serving as a member of the Board of Directors. For the first three quarters of 2007, non-management directors received a quarterly retainer of $5,000. After a study in 2007 by the Hay Group, an outside compensation consultant, and upon the recommendation of the Executive Compensation Committee, the Board of Directors on September 18, 2007 increased the non-employee director quarterly retainer to $8,750 effective October 1, 2007. In addition, directors are paid a fee of $1,000 for each Board of Directors meeting attended and $1,000 for each committee meeting attended on non-board meeting days. The chairperson of the Audit Committee is paid a quarterly fee of $2,500 and the chairpersons of the Executive Committee and the Executive Compensation Committee are paid a quarterly fee of $625. Directors are also paid $1,000 for attendance at Fulton sponsored educational seminars, but these seminars are not included for purposes of calculating director attendance rates since they are a voluntary activity. Fulton also reimburses directors for certain expenses incurred in the performance of their service as directors of Fulton. Certain directors have elected to participate in the Fulton Deferred Compensation Plan, under which a director may elect not to receive the normal director's fees when earned, but instead, to receive them, together with interest, in a lump sum or in installments over a period of up to twenty (20) years following retirement. The only current non-management Fulton directors who have established accounts to defer fees are Directors Albertson, Bond, Chryst and Holleran.

As disclosed in the Director Compensation Table and footnotes above, certain Fulton directors also serve on the boards of various Fulton subsidiary banks, or other Fulton affiliate boards, and the directors are compensated with a retainer, meeting fees or both a retainer and meeting fees for their service on each of the individual boards.

INFORMATION CONCERNING DIRECTORS

Meetings and Committees of the Board of Directors

The Board of Directors of Fulton has a standing Executive Committee, Audit Committee, Nominating Committee, Executive Compensation Committee, Trust Committee and Human Resources Committee. The following table represents the membership on each Fulton committee as of the date of this proxy statement:

	Executive	Executive Compensation	Nominating	Audit	Human Resources	Trust
Jeffrey G. Albertson*	Member	Member	Chair		Member	
John M. Bond, Jr.						Vice Chair
Donald M. Bowman, Jr.*	Member	Member				Member
Dana A. Chryst*						Member
Craig A. Dally*			Member		Member	
Patrick J. Freer*	Member	Chair		Member		
Rufus A. Fulton, Jr.						Chair
George W. Hodges **	Vice Chair	Member		Chair		
Carolyn R. Holleran*			Member		Chair	
Willem Kooyker **				Member		
Donald W. Lesher, Jr.*	Chair	Member		Vice Chair		
Abraham S. Opatut					Vice Chair	
John O. Shirk*	Member	Vice Chair	Vice Chair			Member
R. Scott Smith, Jr.	Member				***	***
Gary A. Stewart*			Member	Member		

* Independent Director ** Independent Director and Audit Committee Financial Expert *** Ex-officio member

Compensation Committee Interlocks and Insider Participation

In March 2004, the Executive Compensation Committee was formed, and its membership consists only of independent directors. More information regarding the Executive Compensation Committee can be found in "Compensation Discussion and Analysis" on page 12. There are no interlocking relationships, as defined in regulations of the SEC, involving members of the Executive Compensation Committee. Directors Albertson and Bowman have indirect relationships described in "Related Person Transactions with Directors and Executive Officers" on page 38, and there are similar relationships with law firms where other directors are employed. The Executive Compensation Committee is responsible for, among other things, recommending the compensation and stock option awards for Senior Management to the Board of Directors. The Executive Compensation Committee met nine times in 2007. The Executive Compensation Committee is governed by a formal charter, which was last amended in 2008, and which is available on Fulton's website at www.fult.com.

Other Board Committees

All members of the Audit Committee meet the experience and independence requirements of the NASDAQ listing standards, and the rules and regulations of the SEC. Directors Hodges and Kooyker were determined to qualify, and agreed to serve, as the Audit Committee's "financial experts" as defined by the SEC regulations. The Audit Committee met fourteen times during the year. The Audit Committee is governed by a formal charter, which was last amended in 2007, and which is available on Fulton's website at www.fult.com. The Audit Committee's pre-approval policy and procedure for audit and non-audit services is set forth in its charter. The functions of the Audit Committee include, among other things: sole authority to appoint or replace the independent auditor; direct responsibility for the compensation and oversight of the work of the independent auditor; oversight of the overall relationship with the independent auditor; meeting with the independent auditor to review the scope of audit services; reviewing and discussing with management and the independent auditor annual and quarterly financial statements and related disclosures; overseeing the internal audit function, including hiring and replacing the chief audit executive; reviewing periodic reports from the loan review function; reviewing and approving of all changes to Fulton's Code of Conduct; reviewing and approving of related person transactions; establishing procedures and handling complaints concerning accounting, internal accounting controls, or auditing matters and oversight of Fulton's risk management process.

All the members of the Nominating Committee meet the independence requirements of the NASDAQ listing standards. The Nominating Committee met one time during the year. The Nominating Committee is responsible for, among other things, recommending to the Board of Directors the nominees for election to the Board of Directors. The Nominating Committee operates pursuant to its charter, which is available on Fulton's website at www.fult.com.

The Executive Committee met nine times during the year. Except for the powers expressly excluded in Section 5 of Article III of the Bylaws, the Executive Committee exercises the powers of the Board of Directors between board meetings.

The Trust Committee met eight times during the year. The Trust Committee is responsible for consulting with management of Fulton Financial Advisors, National Association, a subsidiary of Fulton, and overseeing all trust, investment, insurance and related financial services which Fulton performs, directly or indirectly through an affiliate.

Fulton's Board of Directors has delegated certain compensation matters to the Human Resources Committee including, but not limited to, administration of Fulton's Employee Stock Purchase Plan, Fulton's 401(k) Retirement Plan and 401(k) plans for affiliate banks, approving employment agreements for non-executive officers of Fulton and fulfilling other broad based human resources duties. The Human Resources Committee met eight times during the year to review benefit and salary administration programs for Fulton employees other than Senior Management of Fulton, and other human resources matters affecting Fulton and its subsidiaries.

There were thirteen meetings of the Board of Directors of Fulton and forty-nine meetings of the standing committees of the Board of Directors of Fulton during 2007. No director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and of the board committees on which he or she served in 2007.

Executive Sessions

The independent directors of the board met three times in executive session in 2007. Director Lesher, as the Chairman of the Executive Committee, conducted these executive sessions of the independent directors of the board.

Annual Meeting Attendance

Fulton does not have a formal policy requiring the individual members of the Board of Directors to attend the Annual Meeting, although all directors are encouraged to attend the meeting in person. Fulton held its 2007 Annual Meeting, which began at 12:00 noon on May 7, 2007, at the Hershey Lodge and Convention Center, and all of the Fulton directors in office as of the day of the Annual Meeting were present in 2007.

Related Person Transactions with Directors and Executive Officers

Financial Products and Services. Some of the directors and executive officers of Fulton and the companies with which they are associated were customers of, and/or had banking transactions with, Fulton bank subsidiaries during 2007. These transactions included deposit accounts, trust relationships and loans in the ordinary course of business with different Fulton bank subsidiaries. All loans and commitments to lend made to such persons and to the companies with which they are associated were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and did not involve more than a normal risk of collectibility or present other unfavorable features. It is anticipated that similar transactions will be entered into in the future. By using Fulton's products and services, directors and officers have the opportunity to become familiar with the wide array of products and services offered by Fulton's affiliate banks to customers.

Other Transactions. Applicable SEC regulations require Fulton to disclose transactions with certain related persons where the amount involved exceeds $120,000. However, a person who has a position or relationship with a firm, corporation, or other entity that engages in a transaction with Fulton is not deemed to have a material interest in a transaction where the interest arises only from such person's position as a director of the other entity and/or arises only from the ownership by such person in the other entity if that ownership is under ten percent, excluding partnerships. Amounts paid to entities in which a related person does not have a material interest are not required to be disclosed.

Some of the directors of Fulton are members of law firms which provided legal services to Fulton or its subsidiaries in 2007 and in prior years. It is expected that these firms will continue to provide services to Fulton or its subsidiaries in the future. The law firm of Albertson Ward, Woodbury, New Jersey, has provided legal services to subsidiaries of Fulton for several years. Director Albertson is a partner in this law firm with more than a ten percent interest in the firm. In 2007, Fulton paid Albertson Ward $152,835 in fees and expense reimbursements for such services.

In 2007, affiliate bank subsidiaries of Fulton paid annual rent and related expenses of $101,534 for a branch office to The Bowman Group, LLP, and annual rent and related expenses of $120,236 for a branch office to Bowman 2000 LLC. Director Donald M. Bowman, Jr. is a limited partner in The Bowman Group, LLP and is the manager of Bowman 2000 LLC.

Fulton considered all of the above related person transactions, and other similar transactions, when it made the determinations that eleven of Fulton's fifteen nominees and continuing directors are independent in accordance with the NASDAQ listing standards. See "Information about Nominees, Continuing Directors and Independence Standards" on page 6 for more information.

Family Relationships. There are no family relationships among any of the directors and Senior Management of Fulton. However, family relationships do exist among Senior Management and some of the approximately 3,680 employees of Fulton and its subsidiaries. These employees participate in compensation, benefit and incentive plans on the same basis as other similarly situated employees. SEC regulations require disclosure of any transaction with a related person where the amount involved exceeds $120,000. In fiscal year 2007, the only immediate family member of Senior Management who was compensated in excess of that amount was Mr. Craig A. Roda, the brother-in-law of Mr. Wenger. In 2007, Mr. Roda received annual compensation consisting of base salary and cash bonus totaling $308,750, plus other benefits on the same basis as other similarly situated employees. Mr. Roda became President and Chief Operating Officer of Fulton Bank in January 2006, and in October 2006 he became the President and Chief Executive Officer of Fulton Bank. He has been employed by Fulton in various positions since 1979.

Related Person Transaction Policy and Procedures. Fulton does not have a separate policy specific to related person transactions. Under Fulton's Code of Conduct ("Code"), however, employees and directors are expected to recognize and avoid those situations where personal or financial interests or relationships might influence, or appear to influence, the judgment of the employee or director on matters affecting Fulton. The Code also requires thoughtful attention to the problem of conflicts and the exercise of the highest degree of good judgment. Under the Code, directors must provide reasonable notice to Senior Management of all changed or new business activities, related person relationships and board directorships as they arise.

In addition, Fulton and its affiliate banks are subject to Federal Reserve Regulation O, which governs loans by federally regulated banks to certain insiders, including an executive officer, director or 10% controlling shareholder of the applicable bank or bank holding company, or an entity controlled by such executive officer, director or controlling shareholder (an "Insider"). Each Fulton affiliate bank follows a Regulation O policy that prohibits the affiliate bank from making loans to an Insider unless the loan (i) is made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and (ii) does not involve more than the normal risk of repayment or present other unfavorable features. Fulton and its affiliate banks are examined periodically by different bank regulators for compliance with Regulation O. Internal controls exist within Fulton and its affiliate banks to ensure that compliance with Regulation O is maintained on an ongoing basis.

In accordance with Fulton's Audit Committee Charter and NASDAQ listing standards, the Audit Committee is charged with the responsibility to review the terms of and approve related person transactions. This responsibility includes reviewing an annual report regarding the related person transactions with each director and Executive during the prior year, if any. At the February 2008 Audit Committee meeting, the Audit Committee reviewed all existing related person transactions involving Fulton's directors and executive officers. The Audit Committee concluded that the loans and other banking services to the directors of Fulton, Executives and their related interests were provided in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with others. The Audit Committee also conducted a review of all other related person transactions for any potential conflict of interest situations with the directors of Fulton and the Executives, and concluded that there were no conflicts present, and ratified and approved all the transactions reviewed.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the directors and certain officers of Fulton to file with the Securities and Exchange Commission initial reports of ownership and reports of change in ownership of common stock and other equity securities of Fulton. Based solely on its review of copies of such reports, forms or written representations from certain reporting persons that no Form 5's were required for those persons, Fulton believes that all Section 16(a) filing requirements applicable to its directors and officers have been complied with and reports were timely filed in 2007.

Board Evaluations

In an effort to improve board, committee and individual director performance, all of the members of the Board of Directors were asked to complete a board evaluation questionnaire in December 2007. The results were compiled by the Corporate Secretary and presented to the Board of Directors at the January 2008 meeting for the directors to discuss the results without management present. Initially all the directors were present, however, the independent directors continued the discussion during an executive session of the Board of Directors.

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

For the year ended December 31, 2007, and December 31, 2006, Fulton engaged KPMG LLP ("KPMG"), independent certified public accountants, to audit Fulton's financial statements. The fees incurred for services rendered by KPMG for the years ended December 31, 2007 and 2006 are summarized in the following table.

	2007	2006
Audit Fees – Annual Audit and Quarterly Reviews [(1)]	$1,707,825	$1,638,000
Audit Fees – Issuance of Comfort Letters and Consents	120,380	66,040
Audit Fees Subtotal	1,828,205	1,704,040
Audit Related Fees	24,320	25,780
Tax Fees	0	0
All Other Fees [(2)]	122,062	19,310
TOTAL	$1,974,587	$1,749,130

(1) Amounts presented for 2007 are based upon the audit engagement letter and additional billings if applicable. Final billings for 2007 may differ.

(2) All Other Fees were for services rendered to the trust subsidiary (primarily for a SAS 70 report on the processing of transactions by the retirement services area). Amounts totaling $12,000 in 2007 and $253,500 in 2006 for audit and tax services to Columbia Bancorp, Inc. for periods prior to its acquisition have been excluded.

The appointment of KPMG for the fiscal year ended December 31, 2008 was approved by the Audit Committee of the Board of Directors of Fulton (the "Committee") at a meeting on February 26, 2008. Representatives of KPMG are expected to be present at the 2008 Annual Meeting with the opportunity to make a statement and to be available to respond to appropriate questions.

The Committee has carefully considered whether the provision of the non-audit services described above which were performed by KPMG in 2007 would be incompatible with maintaining the independence of KPMG in performing its audit services and has determined that, in its judgment, the independence of KPMG has not been compromised.

All fees paid to KPMG in 2007 and 2006 were preapproved by the Committee. The Committee preapproves all auditing and permitted non-auditing services, including the fees and terms thereof, to be performed by its independent auditor, subject to the de minimus exceptions for non-auditing services permitted by the Securities Exchange Act of 1934. However, these types of services are approved prior to completion of the services. The Committee may form and delegate authority to subcommittees consisting of one or more members, when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services. Any decisions of such subcommittees to grant preapprovals are presented to the full Committee for ratification at its next scheduled meeting.

Based on its review and discussion of the audited 2007 financial statements of Fulton with management and KPMG, the Committee recommended to the Board of Directors that the financial statements be included in the Annual Report on Form 10-K for filing with the Securities and Exchange Commission. A copy of the report of the Audit Committee of its findings that resulted from its financial reporting oversight responsibilities is attached as Exhibit A.

ADDITIONAL INFORMATION

A copy of the Annual Report of Fulton on Form 10-K as filed with the Securities and Exchange Commission, including financial statements, is available without charge to shareholders upon written request addressed to the Corporate Secretary, Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604.

Only one proxy statement is being delivered to multiple security holders sharing an address unless Fulton has received contrary instructions from one or more of the security holders. Fulton will promptly deliver, upon written or oral request, a separate copy of the proxy statement to a security holder at a shared address to which a single copy of the document was delivered. Such a request should be made to the Corporate Secretary, Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604, (717) 291-2411. Requests to receive a separate mailing for future proxy statements should be made orally or in writing to the Corporate Secretary at the foregoing address or phone number.

The Fulton Annual Report on Form 10-K for year ended December 31, 2007 and proxy statement are posted and available on Fulton's website at www.fult.com. Copies of the current governance documents and future updates, including but not limited to the Fulton Code of Conduct, Audit Committee Charter, Executive Compensation Committee Charter and Nominating Committee Charter, are also posted and available on Fulton's website at www.fult.com.

OTHER MATTERS

The Board of Directors of Fulton knows of no matters other than those discussed in this Proxy Statement which will be presented at the 2008 Annual Meeting. However, if any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors of Fulton.

BY ORDER OF THE BOARD OF DIRECTORS

R. SCOTT SMITH, JR.
Chairman of the Board, President
and Chief Executive Officer

Lancaster, Pennsylvania
March 20, 2008

EXHIBIT A

REPORT OF AUDIT COMMITTEE

February 29, 2008

To the Board of Directors of Fulton Financial Corporation:

We have reviewed and discussed with management Fulton Financial Corporation's audited financial statements as of, and for the year ended, December 31, 2007.

We have discussed with representatives of KPMG LLP, Fulton Financial Corporation's independent auditor, the matters required to be discussed by the Statement on Auditing Standards No. 114, *The Auditor's Communication with Those Charged with Governance*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

We have received and reviewed the written disclosures and the letter from the independent auditor required by Independence Standard No. 1, *Independence Discussions with Audit Committees*, as amended, by the Independence Standards Board, and have discussed with the auditor the auditor's independence.

Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the financial statements referred to above be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2007.

George W. Hodges, Chair and Financial Expert
Donald W. Lesher, Jr., Vice Chair
Patrick J. Freer
Willem Kooyker, Financial Expert
Gary A. Stewart

[This Page Intentionally Left Blank]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-10587

FULTON FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

PENNSYLVANIA	23-2195389
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Penn Square, P. O. Box 4887, Lancaster, Pennsylvania	17604
(Address of principal executive offices)	(Zip Code)

(717) 291-2411
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, $2.50 par value	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filed [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting Common Stock held by non-affiliates of the registrant, based on the average bid and asked prices on June 30, 2007, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $2.4 billion. The number of shares of the registrant's Common Stock outstanding on January 31, 2007 was 173,637,000.

Portions of the Definitive Proxy Statement of the Registrant for the Annual Meeting of Shareholders to be held on April 25, 2008 are incorporated by reference in Part III.

TABLE OF CONTENTS

	Description	Page
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	12
Item 2.	Properties	12
Item 3.	Legal Proceedings	13
Item 4.	Submission of Matters to a Vote of Security Holders	13
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	14
Item 6.	Selected Financial Data	16
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	44
Item 8.	Financial Statements and Supplementary Data:	
	Consolidated Balance Sheets	51
	Consolidated Statements of Income	52
	Consolidated Statements of Shareholders' Equity and Comprehensive Income	53
	Consolidated Statements of Cash Flows	54
	Notes to Consolidated Financial Statements	55
	Management Report On Internal Control Over Financial Reporting	88
	Report of Independent Registered Public Accounting Firm	89
	Quarterly Consolidated Results of Operations (unaudited)	90
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	91
Item 9A.	Controls and Procedures	91
Item 9B.	Other Information	91
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	92
Item 11.	Executive Compensation	92
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	92
Item 13.	Certain Relationships and Related Transactions, and Director Independence	92
Item 14.	Principal Accounting Fees and Services	92
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	93
	Signatures	96
	Exhibit Index	98

PART I

Item 1. Business

General

Fulton Financial Corporation (the Corporation) was incorporated under the laws of Pennsylvania on February 8, 1982 and became a bank holding company through the acquisition of all of the outstanding stock of Fulton Bank on June 30, 1982. In 2000, the Corporation became a financial holding company as defined in the Gramm-Leach-Bliley Act (GLB Act), which allowed the Corporation to expand its financial services activities under its holding company structure (See "Competition" and "Regulation and Supervision"). The Corporation directly owns 100% of the common stock of eleven community banks, two financial services companies and twelve non-bank entities. As of December 31, 2007, the Corporation had approximately 3,680 full-time equivalent employees.

The common stock of Fulton Financial Corporation is listed for quotation on the Global Select Market of The NASDAQ Stock Market under the symbol FULT. The Corporation's internet address is www.fult.com. Electronic copies of the Corporation's 2007 Annual Report on Form 10-K are available free of charge by visiting the "Investor Information" section of www.fult.com. Electronic copies of quarterly reports on Form 10-Q and current reports on Form 8-K are also available at this internet address. These reports are posted as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission (SEC).

Bank and Financial Services Subsidiaries

The Corporation's eleven subsidiary banks are located primarily in suburban or semi-rural geographical markets throughout a five state region (Pennsylvania, Delaware, Maryland, New Jersey and Virginia). Pursuant to its "super-community" banking strategy, the Corporation operates the banks autonomously to maximize the advantage of community banking and service to its customers. Where appropriate, operations are centralized through common platforms and back-office functions; however, decision-making generally remains with the local bank management. The Corporation is committed to a decentralized operating philosophy; however, in some markets, merging one subsidiary bank into another subsidiary bank creates operating and marketing efficiencies by leveraging existing brand awareness over a larger geographic area. In February 2007, the former First Washington State Bank subsidiary consolidated with The Bank. In May 2007, the former Somerset Valley Bank subsidiary consolidated with Skylands Community Bank. In July 2007, the former Lebanon Valley Farmers Bank subsidiary consolidated with Fulton Bank. In addition, during 2007 the Corporation announced the consolidation of Resource Bank with Fulton Bank, which is expected to occur in the first quarter of 2008.

The subsidiary banks are located in areas that are home to a wide range of manufacturing, distribution, health care and other service companies. The Corporation and its banks are not dependent upon one or a few customers or any one industry, and the loss of any single customer or a few customers would not have a material adverse impact on any of the subsidiary banks.

Each of the subsidiary banks offers a full range of consumer and commercial banking services in its local market area. Personal banking services include various checking and savings products, certificates of deposit and individual retirement accounts. The subsidiary banks offer a variety of consumer lending products to creditworthy customers in their market areas. Secured loan products include home equity loans and lines of credit, which are underwritten based on loan-to-value limits specified in the lending policy. Subsidiary banks also offer a variety of fixed and variable-rate products, including construction loans and jumbo loans. Residential mortgages are offered through Fulton Mortgage Company, which operates as a division of each subsidiary bank (except for Resource Bank, whose Resource Mortgage division reports directly to Fulton Mortgage Company, and The Columbia Bank, which maintains its own mortgage lending operation). Consumer loan products also include automobile loans, automobile and equipment leases, credit cards, personal lines of credit and checking account overdraft protection.

Commercial banking services are provided to small and medium sized businesses (generally with sales of less than $100 million) in the subsidiary banks' market areas. The maximum total lending commitment to an individual borrower was $33 million at December 31, 2007, which is below the Corporation's regulatory lending limit. Commercial lending options include commercial, financial, agricultural and real estate loans. Both floating and fixed rate loans are provided, with floating rate loans generally tied to an index such as the Prime Rate or the London Interbank Offering Rate. The Corporation's commercial lending policy encourages relationship banking and provides strict guidelines related to customer creditworthiness and collateral requirements. In addition, construction lending, equipment leasing, credit cards, letters of credit, cash management services and traditional deposit products are offered to commercial customers.

Through its financial services subsidiaries, the Corporation offers investment management, trust, brokerage, insurance and investment advisory services in the market areas serviced by the subsidiary banks.

The Corporation's subsidiary banks deliver their products and services through traditional branch banking, with a network of full service branch offices. Electronic delivery channels include a network of automated teller machines, telephone banking and online banking through the internet. The variety of available delivery channels allows customers to access their account information and perform certain transactions such as transferring funds and paying bills at virtually any hour of the day.

The following table provides certain information for the Corporation's banking and financial services subsidiaries as of December 31, 2007.

Subsidiary	Main Office Location	Total Assets	Total Deposits	Branches (1)
		(in millions)		
Fulton Bank	Lancaster, PA	$ 6,274	$ 3,934	94
Delaware National Bank	Georgetown, DE	458	253	12
FNB Bank, N.A.	Danville, PA	374	248	10
Fulton Financial Advisors, N.A. and Fulton Insurance Services Group, Inc (2)	Lancaster, PA	-	-	-
Hagerstown Trust Company	Hagerstown, MD	505	406	12
Lafayette Ambassador Bank	Easton, PA	1,389	927	25
Resource Bank	Virginia Beach, VA	1,480	765	7
Skylands Community Bank	Hackettstown, NJ	1,246	866	27
Swineford National Bank	Hummels Wharf, PA	314	208	7
The Bank	Woodbury, NJ	1,971	1,447	50
The Columbia Bank	Columbia, MD	1,783	1,068	26
The Peoples Bank of Elkton	Elkton, MD	124	94	2
				272

(1) Remote service facilities (mainly stand-alone automated teller machines) are excluded. See additional information in "Item 2. Properties".

(2) Dearden, Maguire, Weaver and Barrett LLC, an investment management and advisory company, is a wholly owned subsidiary of Fulton Financial Advisors, N.A.

Non-Bank Subsidiaries

The Corporation owns 100% of the common stock of six non-bank subsidiaries which are consolidated for financial reporting purposes: (i) Fulton Reinsurance Company, LTD, which engages in the business of reinsuring credit life and accident and health insurance directly related to extensions of credit by the banking subsidiaries of the Corporation; (ii) Fulton Financial Realty Company, which holds title to or leases certain properties upon which Corporation branch offices and other facilities are located; (iii) Central Pennsylvania Financial Corp., which owns certain limited partnership interests in partnerships invested in low and moderate income housing projects; (iv) FFC Management, Inc., which owns certain investment securities and other passive investments; (v) Virginia Financial Services, LLC, which engages in business consulting activities; and (vi) FFC Penn Square, Inc. which owns $44.0 million of trust preferred securities issued by a subsidiary of the Corporation's largest bank subsidiary.

The Corporation owns 100% of the common stock of six non-bank subsidiaries which are not consolidated for financial reporting purposes. The following table provides information for these non-bank subsidiaries, whose sole assets consist of junior subordinated deferrable interest debentures issued by the Corporation, as of December 31, 2007:

Subsidiary	State of Incorporation	Total Assets (in thousands)
Fulton Capital Trust I	Pennsylvania	$ 154,640
SVB Bald Eagle Statutory Trust I	Connecticut	4,124
Columbia Bancorp Statutory Trust	Delaware	6,186
Columbia Bancorp Statutory Trust II	Delaware	4,124
Columbia Bancorp Statutory Trust III	Delaware	6,186
PBI Capital Trust	Delaware	10,310

Competition

The banking and financial services industries are highly competitive. Within its geographical region, the Corporation's subsidiaries face direct competition from other commercial banks, varying in size from local community banks to larger regional and national banks, credit unions and non-bank entities. With the growth in electronic commerce and distribution channels, the banks also face competition from banks that do not have a physical presence in the Corporation's geographical markets.

The competition in the industry is also highly competitive due to the GLB Act. Under the GLB Act, banks, insurance companies or securities firms may affiliate under a financial holding company structure, allowing expansion into non-banking financial services activities that were previously restricted. These include a full range of banking, securities and insurance activities, including securities and insurance underwriting, issuing and selling annuities and merchant banking activities. While the Corporation does not currently engage in all of these activities, the ability to do so without separate approval from the Federal Reserve Board (FRB) enhances the ability of the Corporation – and financial holding companies in general – to compete more effectively in all areas of financial services.

As a result of the GLB Act, there is a great deal of competition for customers that were traditionally served by the banking industry. While the GLB Act increased competition, it also provided opportunities for the Corporation to expand its financial services offerings, such as insurance products, through Fulton Insurance Services Group, Inc. The Corporation also competes through the variety of products that it offers and the quality of service that it provides to its customers. However, there is no guarantee that these efforts will insulate the Corporation from competitive pressure, which could impact its pricing decisions for loans, deposits and other services and could ultimately impact financial results.

Market Share

Although there are many ways to assess the size and strength of banks, deposit market share continues to be an important industry statistic. This publicly available information is compiled, as of June 30th of each year, by the Federal Deposit Insurance Corporation (FDIC). The Corporation's banks maintain branch offices in 49 counties across five states. In ten of these counties, the Corporation ranked in the top three in deposit market share (based on deposits as of June 30, 2007). The following table summarizes information about the counties in which the Corporation has branch offices and its market position in each county.

County	State	Population (2007 Est.)	Banking Subsidiary	No. of Financial Institutions: Banks/ Thrifts	No. of Financial Institutions: Credit Unions	Deposit Market Share (6/30/07): Rank	Deposit Market Share (6/30/07): %
Lancaster	PA	496,000	Fulton Bank	20	13	1	20.2%
Berks	PA	403,000	Fulton Bank	22	12	8	3.5%
Bucks	PA	628,000	Fulton Bank	34	14	14	2.1%
Centre	PA	142,000	Fulton Bank	15	4	19	0.1%
Chester	PA	485,000	Fulton Bank	43	5	16	1.4%
Columbia	PA	65,000	FNB Bank, N.A.	7	-	6	4.7%
Cumberland	PA	226,000	Fulton Bank	22	7	14	1.5%
Dauphin	PA	255,000	Fulton Bank	18	8	8	4.2%
Delaware	PA	557,000	Fulton Bank	43	17	42	0.2%
Lebanon	PA	127,000	Fulton Bank	10	2	1	28.4%
Lehigh	PA	337,000	Lafayette Ambassador Bank	21	13	8	3.8%
Lycoming	PA	118,000	FNB Bank, N.A.	12	10	16	0.7%
Montgomery	PA	781,000	Fulton Bank	47	24	36	0.2%
Montour	PA	18,000	FNB Bank, N.A.	4	3	1	26.9%
Northampton	PA	294,000	Lafayette Ambassador Bank	19	13	3	14.4%
Northumberland	PA	92,000	Swineford National Bank	18	3	14	1.8%
			FNB Bank, N.A.			9	4.8%
Schuylkill	PA	147,000	Fulton Bank	19	5	8	3.7%
Snyder	PA	38,000	Swineford National Bank	9	-	1	29.3%
Union	PA	44,000	Swineford National Bank	8	1	6	5.6%
York	PA	418,000	Fulton Bank	18	18	4	9.4%
New Castle	DE	530,000	Delaware National Bank	33	24	25	0.1%
Sussex	DE	183,000	Delaware National Bank	17	4	7	0.8%
Baltimore	MD	795,000	The Columbia Bank	44	18	23	1.0%
Baltimore City	MD	632,000	The Columbia Bank	41	17	22	0.4%
Cecil	MD	101,000	Peoples Bank of Elkton	8	3	5	9.2%
Frederick	MD	227,000	The Columbia Bank	16	2	15	0.6%
Howard	MD	274,000	The Columbia Bank	22	3	2	13.6%
Montgomery	MD	939,000	The Columbia Bank	38	21	33	0.3%
Prince Georges	MD	856,000	The Columbia Bank	22	21	14	1.5%
Washington	MD	145,000	Hagerstown Trust Company	12	3	2	20.5%
Atlantic	NJ	276,000	The Bank	17	6	16	0.8%
Camden	NJ	522,000	The Bank	24	9	15	1.2%
Gloucester	NJ	283,000	The Bank	23	4	2	12.7%
Hunterdon	NJ	132,000	Skylands Community Bank	17	3	14	1.5%
Mercer	NJ	370,000	The Bank	27	19	15	1.6%
Middlesex	NJ	799,000	Skylands Community Bank	47	26	47	0.1%
Monmouth	NJ	640,000	The Bank	28	9	24	0.8%
Morris	NJ	496,000	Skylands Community Bank	35	10	15	1.4%

County	State	Population (2007 Est.)	Banking Subsidiary	No. of Financial Institutions		Deposit Market Share (6/30/07)	
				Banks/ Thrifts	Credit Unions	Rank	%
Ocean	NJ	569,000	The Bank	25	6	16	0.9%
Salem	NJ	67,000	The Bank	8	4	1	31.7%
Somerset	NJ	326,000	Skylands Community Bank	29	8	9	3.4%
Sussex	NJ	155,000	Skylands Community Bank	14	1	12	0.8%
Warren	NJ	112,000	Skylands Community Bank	13	3	2	11.3%
Chesapeake	VA	221,000	Resource Bank	14	6	14	1.4%
Fairfax	VA	1,026,000	Resource Bank	39	15	23	0.3%
Henrico	VA	288,000	Resource Bank	23	10	24	0.2%
Newport News	VA	181,000	Resource Bank	12	7	10	0.9%
Richmond City	VA	193,000	Resource Bank	16	15	12	0.4%
Virginia Beach	VA	440,000	Resource Bank	16	8	6	6.6%

Supervision and Regulation

The Corporation operates in an industry that is subject to various laws and regulations that are enforced by a number of Federal and state agencies. Changes in these laws and regulations, including interpretation and enforcement activities, could impact the cost of operating in the financial services industry, limit or expand permissible activities or affect competition among banks and other financial institutions. The Corporation cannot predict the changes in laws and regulations that might occur, however, it is likely that the current high level of enforcement and compliance-related activities of Federal and state authorities will continue or potentially increase.

The following discussion summarizes the current regulatory environment for financial holding companies and banks, including a summary of the more significant laws and regulations.

Regulators – The Corporation is a registered financial holding company, and its subsidiary banks are depository institutions whose deposits are insured by the FDIC. The Corporation and its subsidiaries are subject to various regulations and examinations by regulatory authorities. The following table summarizes the charter types and primary regulators for each of the Corporation's subsidiary banks.

Subsidiary	Charter	Primary Regulator(s)
Fulton Bank	PA	PA/FDIC
Delaware National Bank	National	OCC (1)
FNB Bank, N.A.	National	OCC
Fulton Financial Advisors, N.A.	National (2)	OCC
Fulton Financial (Parent Company)	N/A	FRB
Hagerstown Trust Company	MD	MD/FDIC
Lafayette Ambassador Bank	PA	PA/FRB
Resource Bank	VA	VA/FRB
Skylands Community Bank	NJ	NJ/FDIC
Swineford National Bank	National	OCC
The Bank	NJ	NJ/FDIC
The Columbia Bank	MD	MD/FDIC
The Peoples Bank of Elkton	MD	MD/FDIC

(1) Office of the Comptroller of the Currency.
(2) Fulton Financial Advisors, N.A. is chartered as an uninsured national trust bank.

Federal statutes that apply to the Corporation and its subsidiaries include the GLB Act, the Bank Holding Company Act (BHCA), the Federal Reserve Act and the Federal Deposit Insurance Act, among others. In general, these statutes and related interpretations establish: the eligible business activities of the Corporation; certain acquisition and merger restrictions; limitations on intercompany transactions such as loans and dividends; and capital adequacy requirements, among other statutes and regulations.

The Corporation is subject to regulation and examination by the FRB, and is required to file periodic reports and to provide additional information that the FRB may require. In addition, the FRB must approve certain proposed changes in organizational structure or other business activities before they occur. The BHCA imposes certain restrictions upon the Corporation regarding the acquisition of substantially all of the assets of or direct or indirect ownership or control of, any bank of which it is not already the majority owner.

Capital Requirements – There are a number of restrictions on financial and bank holding companies and FDIC-insured depository subsidiaries that are designed to minimize potential loss to depositors and the FDIC insurance funds. If an FDIC-insured depository subsidiary is "undercapitalized", the bank holding company is required to ensure (subject to certain limits) the subsidiary's compliance with the terms of any capital restoration plan filed with its appropriate banking agency. Also, a bank holding company is required to serve as a source of financial strength to its depository institution subsidiaries and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the BHCA, the FRB has the authority to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of a depository institution subsidiary of the bank holding company.

Bank holding companies are required to comply with the FRB's risk-based capital guidelines that require a minimum ratio of total capital to risk-weighted assets of 8%. At least half of the total capital is required to be Tier 1 capital. In addition to the risk-based capital guidelines, the FRB has adopted a minimum leverage capital ratio under which a bank holding company must maintain a level of Tier 1 capital to average total consolidated assets of at least 3% in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage capital ratio of at least 1% to 2% above the stated minimum.

Dividends and Loans from Subsidiary Banks – There are also various restrictions on the extent to which the Corporation and its non-bank subsidiaries can receive loans from its banking subsidiaries. In general, these restrictions require that such loans be secured by designated amounts of specified collateral and are limited, as to any one of the Corporation or its non-bank subsidiaries, to 10% of the lending bank's regulatory capital (20% in the aggregate to all such entities).

The Corporation is also limited in the amount of dividends that it may receive from its subsidiary banks. Dividend limitations vary, depending on the subsidiary bank's charter and whether or not it is a member of the Federal Reserve System. Generally, subsidiaries are prohibited from paying dividends when doing so would cause them to fall below the regulatory minimum capital levels. Additionally, limits exist on paying dividends in excess of net income for specified periods. See "Note J – Regulatory Matters" in the Notes to Consolidated Financial Statements for additional information regarding regulatory capital and dividend and loan limitations.

Federal Deposit Insurance – Substantially all of the deposits of the Corporation's subsidiary banks are insured up to the applicable limits by the Bank Insurance Fund (BIF) of the FDIC, generally up to $100,000 per insured depositor and up to $250,000 for retirement accounts. The subsidiary banks pay deposit insurance premiums to the FDIC based on an assessment rate established by the FDIC for Bank Insurance Fund member institutions. The FDIC has established a risk-based assessment system under which institutions are classified and pay premiums according to their perceived risk to the federal deposit insurance funds. The FDIC is not required to charge deposit insurance premiums when the ratio of deposit insurance reserves to insured deposits is maintained above specified levels. Since 1997, the Corporation's subsidiary banks (based on the FDIC's classification system), had not paid any premiums as the BIF was sufficiently funded. However, in 2006, legislation was passed reforming the bank deposit insurance system. The reform act allowed the FDIC to raise the minimum reserve ratio and allowed eligible insured institutions an initial one-time credit to be used against premiums due. During 2007, the Corporation's subsidiary banks were assessed insurance premiums, the majority of which were offset by each affiliate's one-time credit. It is likely that premiums will continue to be assessed in the near term and that the Corporation's expense will increase as deposits grow and one-time credits expire.

USA Patriot Act – Anti-terrorism legislation enacted under the USA Patriot Act of 2001 (Patriot Act) expanded the scope of anti-money laundering laws and regulations and imposed significant new compliance obligations for financial institutions, including the

Corporation's subsidiary banks. These regulations include obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

Failure to comply with the Patriot Act's requirements could have serious legal, financial and reputational consequences for the institution. The Corporation has adopted appropriate policies, procedures and controls to address compliance with the Patriot Act and will continue to revise and update its policies, procedures and controls to reflect changes required, as necessary.

Sarbanes-Oxley Act of 2002 – The Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley), which was signed into law in July 2002, impacts all companies with securities registered under the Securities Exchange Act of 1934, including the Corporation. Sarbanes-Oxley created new requirements in the areas of corporate governance and financial disclosure including, among other things, (i) increased responsibility for Chief Executive Officers and Chief Financial Officers with respect to the content of filings with the SEC; (ii) enhanced requirements for audit committees, including independence and disclosure of expertise; (iii) enhanced requirements for auditor independence and the types of non-audit services that auditors can provide; (iv) accelerated filing requirements for SEC reports; (v) disclosure of a code of ethics (vi) increased disclosure and reporting obligations for companies, their directors and their executive officers; and (vii) new and increased civil and criminal penalties for violations of securities laws. Many of the provisions became effective immediately, while others became effective as a result of rulemaking procedures delegated by Sarbanes-Oxley to the SEC.

Section 404 of Sarbanes Oxley requires management to issue a report on the effectiveness of its internal controls over financial reporting. In addition, the Corporation's independent registered public accountants are required to issue an opinion on the effectiveness of the Corporation's internal control over financial reporting. These reports can be found in Item 8, "Financial Statements and Supplementary Data". Certifications of the Chief Executive Officer and the Chief Financial Officer as required by Sarbanes-Oxley and the resulting SEC rules can be found in the "Signatures" and "Exhibits" sections.

Item 1A. Risk Factors

An investment in the Corporation's common stock involves certain risks, including, among others, the risks described below. In addition to the other information contained in this report, you should carefully consider the following risk factors.

Changes in interest rates may have an adverse effect on the Corporation's net income.

The Corporation is affected by fiscal and monetary policies of the federal government, including those of the Federal Reserve Board (FRB), which regulates the national money supply in order to manage recessionary and inflationary pressures. Among the techniques available to the FRB are engaging in open market transactions of U.S. Government securities, changing the discount rate and changing reserve requirements against bank deposits. The use of these techniques may also affect interest rates charged on loans and paid on deposits.

Net interest income is the most significant component of the Corporation's net income, accounting for approximately 77% of total revenues in 2007. The narrowing of interest rate spreads, the difference between interest rates earned on loans and investments and interest rates paid on deposits and borrowings, could adversely affect the Corporation's net income and financial condition. Based on the current interest rate environment and the price sensitivity of customers, loan demand could continue to outpace the growth of core demand and savings accounts, resulting in compression of net interest margin. Furthermore, the U. S. Treasury yield curve, which is a plot of the yields on treasury securities over various maturity terms, was relatively flat, with minimal differences between long and short-term rates during the majority of 2007, resulting in a negative impact to the Corporation's net interest income and net interest margin. Finally, regional and local economic conditions as well as fiscal and monetary policies of the federal government, including those of the FRB, may affect prevailing interest rates. The Corporation cannot predict or control changes in interest rates.

Changes in economic conditions and the composition of the Corporation's loan portfolio could lead to higher loan charge-offs or an increase in the Corporation's provision for loan losses and may reduce the Corporation's net income.

Changes in national and regional economic conditions could impact the loan portfolios of the Corporation's subsidiary banks. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities the Corporation serves. Weakness in the market areas served by the Corporation's subsidiary banks could depress its earnings and consequently its financial condition because:

- customers may not want or need the Corporation's products or services;
- borrowers may not be able to repay their loans;
- the value of the collateral securing the Corporation's loans to borrowers may decline; and
- the quality of the Corporation's loan portfolio may decline.

Any of the latter three scenarios could require the Corporation to charge-off a higher percentage of its loans and/or increase its provision for loan losses, which would reduce its net income.

The second and third scenarios could also result in potential repurchase liability to the Corporation on residential mortgage loans originated and sold into the secondary market. The Corporation's Resource Bank subsidiary originates a variety of residential products through its Resource Mortgage Division to meet customer demand. These products include conventional residential mortgages that meet published guidelines of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation for sale into the secondary market, which are generally considered prime loans, and loans that deviate from those guidelines. This latter category of loans includes loans with higher loan-to-value ratios, loans with no or limited verification of a borrower's income or net worth stated on the loan application, and loans to borrowers with lower credit ratings, referred to as FICO scores. The general market for these alternative loan products across the country has declined as a result of moderating real estate prices, increased payment defaults by borrowers and increased loan foreclosures. In particular, Resource Bank has experienced an increase in requests from investors for Resource Bank to repurchase loans sold to those investors due to claimed loan payment defaults and instances of misrepresentations of borrower information. These repurchase requests resulted in the Corporation recording charges of $25.1 million in 2007. These charges reflect losses incurred due to actual and potential repurchases of residential mortgage loans and home equity loans originated and sold in the secondary market. The Corporation cannot be assured that additional repurchase requests with respect to loans originated and sold by Resource Bank will not continue, which may result in additional related charges, adversely affecting the Corporation's net income. The Corporation has exited the national wholesale residential mortgage business at Resource Bank, which is where most of these alternative loan products were originated. In addition, the management team from Fulton Mortgage Company has assumed oversight responsibility for Resource Mortgage. Policies and procedures, risk management analyses, and all secondary market and underwriting functions have been centralized, with all operations reporting through Fulton Mortgage Company. Other changes have occurred in underwriting criteria, including requiring higher loan-to-value loans with certain risk characteristics to be pre-approved by secondary market investors using their own underwriting criteria. This pre-approval reduces the early payment default exposure for these loans. Also, changes in secondary market guidelines, including the elimination of previously purchased mortgage products, are continuously monitored.

In addition, the amount of the Corporation's provision for loan losses and the percentage of loans it is required to charge-off may be impacted by the overall risk composition of the loan portfolio. While the Corporation believes that its allowance for loan losses as of December 31, 2007 is sufficient to cover losses inherent in the loan portfolio on that date, the Corporation may be required to increase its loan loss provision or charge-off a higher percentage of loans due to changes in the risk characteristics of the loan portfolio, thereby reducing its net income. A decrease in real estate values could cause higher loan losses and require higher loan loss provisions for loans that are secured by real estate.

Fluctuations in the value of the Corporation's equity portfolio and/or assets under management by the Corporation's investment management and trust services could have an impact on the Corporation's net income.

At December 31, 2007, the Corporation's equity investments consisted of $109.7 million of FHLB and other government agency stock, $69.4 million of stocks of other financial institutions and $12.6 million of mutual funds and other. The Corporation realized net gains on sales of financial institutions stocks of $1.8 million in 2007, $7.0 million in 2006 and $5.8 million in 2005. The value of the securities in the Corporation's equity portfolio may be affected by a number of factors, including factors that impact the performance of the U.S. securities market in general and, due to the concentration in stocks of financial institutions in the Corporation's equity portfolio, specific risks associated with that sector. Recent declines in the values of financial institution stocks held in this portfolio may impact the Corporation's ability to realize gains in the future. In addition, if the values of the stocks held in this portfolio continue to decline and there is an indication that declines are "other than temporary", the Corporation may be required to write-down the values of such stocks in the future, depending on the facts and circumstances surrounding the decease in the value of each individual financial institution's stock.

In addition to the Corporation's equity portfolio, the Corporation's investment management and trust services income could be impacted by fluctuations in the securities market. A portion of this revenue is based on the value of the underlying investment portfolios. If the values of those investment portfolios decrease, whether due to factors influencing U.S. securities markets in general, or otherwise, the Corporation's revenue could be negatively impacted. In addition, the Corporation's ability to sell its brokerage services is dependent, in part, upon consumers' level of confidence in the outlook for rising securities prices.

If the Corporation is unable to acquire additional banks on favorable terms or if it fails to successfully integrate or improve the operations of acquired banks, the Corporation may be unable to execute its growth strategies.

The Corporation has historically supplemented its internal growth with strategic acquisitions of banks, branches and other financial services companies. There can be no assurance that the Corporation will be able to complete future acquisitions on favorable terms or that it will be able to assimilate acquired institutions successfully. In addition, the Corporation may not be able to achieve anticipated cost savings or operating results associated with acquisitions. Acquired institutions also may have unknown or contingent liabilities or deficiencies in internal controls that could result in material liabilities or negatively impact the Corporation's ability to complete the internal control procedures required under federal securities laws, rules and regulations or by certain laws, rules and regulations applicable to the banking industry.

If the goodwill that the Corporation has recorded in connection with its acquisitions becomes impaired, it could have a negative impact on the Corporation's net income.

Applicable accounting standards require that the purchase method of accounting be used for all business combinations. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of the company's net assets, the excess is carried on the acquirer's balance sheet as goodwill. At December 31, 2007, the Corporation had $624.1 million of goodwill on its balance sheet. Companies must evaluate goodwill for impairment at least annually. Write-downs of the amount of any impairment, if necessary, are to be charged to the results of operations in the period in which the impairment occurs. Based on tests of goodwill impairment conducted to date, the Corporation has concluded that there has been no impairment, and no write-downs have been recorded. However, there can be no assurance that future evaluations of goodwill will not result in findings of impairment.

The competition the Corporation faces is increasing and may reduce the Corporation's customer base and negatively impact the Corporation's net income.

There is significant competition among commercial banks in the market areas served by the Corporation's subsidiary banks. In addition, as a result of the deregulation of the financial industry, the Corporation's subsidiary banks also compete with other providers of financial services such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, commercial finance and leasing companies, the mutual funds industry, full service brokerage firms and discount brokerage firms, some of which are subject to less extensive regulations than the Corporation is with respect to the products and services they provide. Some of the Corporation's competitors, including certain super-regional and national bank holding companies that have made acquisitions in its market area, have greater resources than the Corporation has and, as such, may have higher lending limits and may offer other services not offered by the Corporation.

The Corporation also experiences competition from a variety of institutions outside its market areas. Some of these institutions conduct business primarily over the internet and may thus be able to realize certain cost savings and offer products and services at more favorable rates and with greater convenience to the customer.

Competition may adversely affect the rates the Corporation pays on deposits and charges on loans, thereby potentially adversely affecting the Corporation's profitability. The Corporation's profitability depends upon its continued ability to successfully compete in the market areas it serves while achieving its objectives.

The supervision and regulation to which the Corporation is subject can be a competitive disadvantage.

The Corporation is a registered financial holding company, and its subsidiary banks are depository institutions whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC). As a result, the Corporation and its subsidiaries are subject to regulations and examinations by various regulatory authorities. In general, statutes establish: the eligible business activities for the Corporation; certain acquisition and merger restrictions; limitations on intercompany transactions such as loans and dividends; capital adequacy requirements; requirements for anti-money laundering programs and other compliance matters, among other regulations. The Corporation is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. Compliance with these statutes and regulations is important to the Corporation's ability to engage in new activities and to consummate additional acquisitions. In addition, the Corporation is subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. The Corporation cannot predict whether any of these changes may adversely and materially affect it. Federal and state banking regulators also possess broad powers to take supervisory actions, as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on the Corporation's activities that could have a material adverse effect on its business and profitability. While these statutes and regulations are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes and regulations increases the Corporation's expense, requires management's attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table summarizes the Corporation's branch properties, by subsidiary bank as of December 31, 2007. Remote service facilities (mainly stand-alone automated teller machines) are excluded.

Subsidiary Bank	Owned	Leased	Total Branches
Fulton Bank	33	61	94
Delaware National Bank	9	3	12
FNB Bank, N.A.	8	2	10
Hagerstown Trust Company	6	6	12
Lafayette Ambassador Bank	8	17	25
Resource Bank	2	5	7
Skylands Community Bank	7	20	27
Swineford National Bank	5	2	7
The Bank	31	19	50
The Columbia Bank	5	21	26
The Peoples Bank of Elkton	1	1	2
Total	115	157	272

The following table summarizes the Corporation's other significant properties (administrative headquarters locations generally include a branch; these are also reflected in the preceding table):

Entity	Property	Location	Owned/ Leased
Fulton Financial Corporation	Operations Center	East Petersburg, PA	Owned
Fulton Bank/Fulton Financial Corporation	Admin. Headquarters	Lancaster, PA	(1)
Fulton Bank	Operations Center	Mantua, NJ	Owned
Fulton Bank, Drovers Division	Admin. Headquarters	York, PA	Leased (2)
Fulton Bank, Great Valley Division	Admin. Headquarters	Reading, PA	Leased (5)
Fulton Bank, Premier Division	Admin. Headquarters	Doylestown, PA	Owned
Fulton Bank, Lebanon Division	Admin. Headquarters	Lebanon, PA	Owned
Delaware National Bank	Admin. Headquarters	Georgetown, DE	Leased (3)
FNB Bank, N.A.	Admin. Headquarters	Danville, PA	Owned
Hagerstown Trust Company	Admin. Headquarters	Hagerstown, MD	Owned
Lafayette Ambassador Bank	Admin. Headquarters	Easton, PA	Owned
Lafayette Ambassador Bank	Operations Center	Bethlehem, PA	Owned
Lafayette Ambassador Bank	Corp. Service Center	Bethlehem, PA	Leased (6)
Peoples Bank of Elkton	Admin. Headquarters	Elkton, MD	Owned
Resource Bank	Admin. Headquarters	Herndon, VA	Owned
Skylands Community Bank	Admin. Headquarters	Hackettstown, NJ	Leased (4)
Skylands Community Bank, Somerset Valley Division	Admin. Headquarters	Somerville, PA	Owned
Swineford National Bank	Admin. Headquarters	Hummels Wharf, PA	Owned
The Bank	Admin. Headquarters	Woodbury, NJ	Owned
The Bank, First Washington Division	Admin. Headquarters	Windsor, NJ	Owned
The Columbia Bank	Admin. Headquarters	Columbia, MD	Leased (7)

(1) Includes approximately 100,000 square feet which is owned by an independent third party who financed the construction through a loan from Fulton Bank. The Corporation is leasing this space from the third party in an arrangement accounted for as a capital lease. The lease term expires in 2027. The Corporation owns the remainder of the Administrative Headquarters location.

(2) Lease expires in 2013.

(3) Lease expires in 2011.

(4) Lease expires in 2009.

(5) Lease expires in 2016.

(6) Lease expires in 2017.

(7) Lease expires in 2013.

Item 3. Legal Proceedings

There are no legal proceedings pending against Fulton Financial Corporation or any of its subsidiaries which are expected to have a material impact upon the financial position and/or the operating results of the Corporation.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders of Fulton Financial Corporation during the fourth quarter of 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock

As of December 31, 2007, the Corporation had 173.5 million shares of $2.50 par value common stock outstanding held by approximately 50,000 holders of record. The common stock of the Corporation is traded on The NASDAQ Stock Market under the symbol FULT.

The following table presents the quarterly high and low prices of the Corporation's common stock and per-share cash dividends declared for each of the quarterly periods in 2007 and 2006. Per-share amounts have been retroactively adjusted to reflect the effect of stock dividends and splits.

	Price Range		Per-Share
	High	Low	Dividend
2007			
First Quarter	**$ 16.81**	**$ 14.50**	**$ 0.1475**
Second Quarter	**15.32**	**14.21**	**0.1500**
Third Quarter	**16.26**	**11.25**	**0.1500**
Fourth Quarter	**15.02**	**9.91**	**0.1500**
2006			
First Quarter	$ 17.35	$ 16.07	$ 0.1380
Second Quarter	16.47	15.36	0.1475
Third Quarter	16.99	15.55	0.1475
Fourth Quarter	16.88	15.65	0.1475

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about options outstanding under the Corporation's 1996 Incentive Stock Option Plan and 2004 Stock Option and Compensation Plan as of December 31, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	7,709,790	$13.45	14,019,720
Equity compensation plans not approved by security holders	-	-	-
Total	7,709,790	$13.45	14,019,720

Performance Graph

The graph below shows cumulative investment returns to shareholders based on the assumptions that (A) an investment of $100.00 was made on December 31, 2002, in each of the following: (i) Fulton Financial Corporation common stock; (ii) the stock of all U. S. companies traded on The NASDAQ Stock Market and (iii) common stock of the performance peer group approved by the Board of Directors on September 21, 2004 consisting of bank and financial holding companies located throughout the United States with assets between $6-20 billion which were not a party to a merger agreement as of the end of the period and (B) all dividends were reinvested in such securities over the past five years. The graph is not indicative of future price performance.

The graph below is furnished under this Part II Item 5 of this Form 10-K and shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act of 1934, as amended.



Total Return Performance
Fulton Financial Corporation
NASDAQ Composite
Fulton Financial Peer Group
Index Value
225
200
175
150
125
100
75
2002
2003
2004
2005
2006
2007

	Period Ending December 31					
Index	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Fulton Financial Corporation	100.00	134.31	154.74	150.89	155.79	109.28
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
Fulton Financial Peer Group (1)	100.00	129.13	149.78	149.36	163.25	132.14

(1) A listing of the Fulton Financial Peer Group is located under the heading "Compensation Disscussion and Analysis" within the Corporation's 2008 Proxy Statement.

Issuer Purchases of Equity Securities

Not Applicable.

Item 6. Selected Financial Data

5-YEAR CONSOLIDATED SUMMARY OF FINANCIAL RESULTS
(dollars in thousands, except per-share data)

	For the Year				
	2007	2006	2005	2004	2003
SUMMARY OF INCOME					
Interest income	**$ 939,577**	$ 864,507	$ 625,767	$ 493,643	$ 435,531
Interest expense	**450,833**	378,944	213,219	135,994	131,094
Net interest income	**488,744**	485,563	412,548	357,649	304,437
Provision for loan losses	**15,063**	3,498	3,120	4,717	9,705
Other income	**148,024**	149,875	144,298	138,864	134, 370
Other expenses	**405,455**	365,991	316,291	277,515	233,651
Income before income taxes	**216,250**	265,949	237,435	214,281	195,451
Income taxes	**63,532**	80,422	71,361	64,673	59,084
Net income	**$ 152,718**	$ 185,527	$ 166,074	$ 149,608	$ 136,367
PER-SHARE DATA (1)					
Net income (basic)	**$ 0.88**	$ 1.07	$ 1.01	$ 0.95	$ 0.93
Net income (diluted)	**0.88**	1.06	1.00	0.94	0.92
Cash dividends	**0.598**	0.581	0.540	0.493	0.452
RATIOS					
Return on average assets	**1.01%**	1.30%	1.41%	1.45%	1.55%
Return on average equity	**9.98**	12.84	13.24	13.98	15.23
Return on average tangible equity (2)	**18.16**	23.87	20.28	18.58	17.33
Net interest margin	**3.66**	3.82	3.93	3.83	3.82
Efficiency ratio	**61.20**	56.00	55.50	55.90	54.00
Average equity to average assets	**10.10**	10.10	10.60	10.30	10.20
Dividend payout ratio	**68.00**	54.80	54.00	52.50	49.20
PERIOD-END BALANCES					
Total assets	**$15,923,098**	$14,918,964	$12,401,555	$11,160,148	$ 9,768,669
Investment securities	**3,153,552**	2,878,238	2,562,145	2,449,859	2,927,150
Loans, net of unearned income	**11,204,424**	10,374,323	8,424,728	7,533,915	6,140,200
Deposits	**10,105,445**	10,232,469	8,804,839	7,895,524	6,751,783
Federal Home Loan Bank advances and long-term debt	**1,642,133**	1,304,148	860,345	684,236	568,730
Shareholders' equity	**1,574,920**	1,516,310	1,282,971	1,244,087	948,317
AVERAGE BALANCES					
Total assets	**$15,090,458**	$14,297,681	$11,781,485	$10,348,268	$ 8,805,554
Investment securities	**2,843,478**	2,869,862	2,498,538	2,563,143	2,569,168
Loans, net of unearned income	**10,736,566**	9,892,082	7,981,604	6,857,386	5,564,806
Deposits	**10,222,594**	9,955,247	8,364,435	7,285,134	6,505,371
Federal Home Loan Bank advances and long-term debt	**1,579,527**	1,069,868	839,694	641,154	568,706
Shareholders' equity	**1,530,613**	1,444,793	1,254,476	1,069,904	895,616

(1) Adjusted for stock dividends and stock splits.
(2) Net income, as adjusted for intangible amortization (net of tax), divided by average shareholders' equity, net of goodwill and intangible assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations (Management's Discussion) concerns Fulton Financial Corporation (the Corporation), a financial holding company registered under the Bank Holding Company Act and incorporated under the laws of the Commonwealth of Pennsylvania in 1982, and its wholly owned subsidiaries. Management's Discussion should be read in conjunction with the consolidated financial statements and other financial information presented in this report.

FORWARD-LOOKING STATEMENTS

The Corporation has made, and may continue to make, certain forward-looking statements with respect to acquisition and growth strategies, market risk, the effect of competition and interest rates on net interest margin and net interest income, investment strategy and income growth, investment securities gains, other than temporary impairment of investment securities, deposit and loan growth, asset quality, balances of risk-sensitive assets to risk-sensitive liabilities, salaries and employee benefits and other expenses, amortization of intangible assets, goodwill impairment, capital and liquidity strategies and other financial and business matters for future periods. The Corporation cautions that these forward-looking statements are subject to various assumptions, risks and uncertainties. Because of the possibility that the underlying assumptions may change, actual results could differ materially from these forward-looking statements. The Corporation undertakes no obligation to update or revise any forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on such forward-looking statements.

OVERVIEW

Banking Industry Challenges
There were a number of issues that the industry faced during 2007 and will continue to face in the coming months and years. While these do not apply to all financial institutions, including the Corporation, a general understanding of the operating environment for banks is helpful in understanding the Corporation's financial performance in 2007.

- Residential Lending – Instability in the housing markets, in conjunction with increasing defaults on mortgage loans and decreasing values of residential real estate, had repercussions throughout the industry. In addition to the contribution of changes in economic conditions, defaults were often related to higher-risk "subprime" or "non-prime" loans. Subprime refers to a type of mortgage that is made to borrowers with lower credit ratings who, therefore, do not qualify for loans with conventional terms, or "prime" loans. Rates are typically higher than prime loans to compensate lenders for the increased credit risk. Non-prime refers to loans that are made to borrowers with credit characteristics that are between prime and subprime. Other defaults included loans originated with steep "teaser", or introductory rates that reset to market rates when the introductory period expired.

- Investment Portfolios – Certain investment securities are backed by the high-risk mortgage loans discussed above and the payments on such securities may not be guaranteed by a government-sponsored agency. As a result of the higher risk, the yields on these securities are typically higher than agency-guaranteed mortgage-backed securities. In recent years, these securities increased in popularity as the loans underlying the securities also became more prevalent. However, as defaults on these loans increased, the credit quality of the securities also deteriorated and many investors faced increasing credit losses.

- Net Interest Margin – While not an issue limited solely to 2007, the interest rate environment continued to present challenges to banks in maintaining and growing their net interest margin, or net interest income as a percentage of interest earning assets. The term "interest rate environment" generally refers to both the level of interest rates and the shape of the U. S. Treasury yield curve, which is a plot of the yields on treasury securities over various maturity terms. Typically, the shape of the yield curve is upward sloping, with longer-term rates exceeding shorter-term rates. However, the yield curve continued to be flat during most of 2007, meaning that there was little difference between the rates on shorter-term financial instruments and those on longer-term instruments. For banks that depend on shorter-term funding to invest longer term in investment securities or loans, this situation is not favorable. Beginning in September 2007, the FRB began implementing a series of decreases in short-term rates to stimulate the economy.

- Asset Quality – For the past several years, the industry had been operating in an environment where credit losses and non-performing assets were at historical lows. During 2007, due to a combination of the previously discussed residential mortgage issues and general economic conditions, the industry began to see a return to higher credit losses and higher non-performing asset levels.

- Capital and Liquidity – Losses from subprime lending and general credit issues have challenged many banks to maintain or grow capital to support their business. In some cases, banks have lowered or eliminated dividends to shareholders in order to maintain capital.

These are some of the more significant factors that presented challenges to the industry during this most recent year. The specific impact to the Corporation of these and other issues are discussed throughout the "Overview" and other sections of Management's Discussion, where appropriate.

Summary Financial Results
As a financial institution with a focus on traditional banking activities, the Corporation generates the majority of its revenue through net interest income, or the difference between interest earned on loans and investments and interest paid on deposits and borrowings. Growth in net interest income is dependent upon balance sheet growth and/or maintaining or increasing the net interest margin, which is net interest income (fully taxable-equivalent) as a percentage of average interest-earning assets. The Corporation also generates revenue through fees earned on the various services and products offered to its customers and through sales of assets, such as loans, investments, or properties. Offsetting these revenue sources are provisions for credit losses on loans, operating expenses and income taxes.

The following table presents a summary of the Corporation's earnings and selected performance ratios:

	Year ended December 31	
	2007	2006
Net income (in thousands)	**$ 152,718**	$ 185,527
Diluted net income per share	**$ 0.88**	$ 1.06
Return on average assets	**1.01%**	1.30%
Return on average equity	**9.98%**	12.84%
Return on average tangible equity (1)	**18.16%**	23.87%
Net interest margin (2)	**3.66%**	3.82%
Non-performing assets to total assets	**0.76%**	0.39%

(1) Calculated as net income, adjusted for intangible amortization (net of tax), divided by average shareholders' equity, excluding goodwill and intangible assets.
(2) Presented on a fully taxable-equivalent (FTE) basis, using a 35% Federal tax rate and statutory interest expense disallowances. See also "Net Interest Income" section of Management's Discussion.

The Corporation's net income for 2007 decreased $32.8 million, or 17.7%, from 2006 due to an increase in other expenses of $39.5 million, or 10.8%, an increase in the provision for loan losses of $11.6 million, or 330.6%, and a $1.9 million, or 1.2%, decrease in other income, offset by a $16.9 million, or 21.0%, decrease in income tax expense and a $3.2 million, or 0.7%, increase in net interest income.

The increase in other expenses was primarily due to $25.1 million in charges for contingent losses related to the Corporation's mortgage banking operations at Resource Bank (Resource Mortgage). The increase in the provision for loan losses was due to an increased estimate of losses inherent in the Corporation's loan portfolio, driven in part by an increase in the level of net charge-offs and non-performing loans in 2007 in comparison to 2006. The decrease in income tax expense was due to a decrease in income before income taxes in 2007 as well as a decrease in the effective tax rate. The net interest income increase was driven by average balance sheet growth, partially offset by a 16 basis point decline in net interest margin. Net interest margin decreased as a result of funding loan growth with borrowings and time deposits as opposed to lower cost core demand and savings accounts.

Residential Lending – Residential mortgages are originated and sold by the Corporation through three channels: 1) Fulton Mortgage Company (Fulton Mortgage), which is a division of each of the Corporation's subsidiary banks, excluding Resource Bank and The Columbia Bank; 2) The Columbia Bank, which maintains its own mortgage lending operations; and 3) Resource Mortgage, which is a division of Resource Bank.

Fulton Mortgage primarily originates "prime" loans that conform to published standards of government sponsored agencies, including the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. Such loans are typically sold to these agencies, if servicing is retained by the Corporation, or to other investors, if servicing is released. For loans underwritten to agency standards, recourse risk – or the requirement to repurchase these loans in the event of borrower default – is minimal. A much less significant portion of Fulton Mortgage's volume is originated under other investor programs, which do not conform to agency standards and, therefore, carry a somewhat higher recourse risk. Depending on balance sheet management decisions, some originated loans are held in portfolio. These loans would typically be adjustable rate loans, to minimize interest rate risk.

Total loans sold by Fulton Mortgage in 2007 and 2006 were $425.6 million and $443.3 million, respectively. Of this volume, less than 10% of total loans sold was considered to be non-prime for both 2007 and 2006. There were no losses incurred on loan repurchases by Fulton Mortgage in 2007 or 2006.

The Columbia Bank sold residential mortgages totaling $73.8 million and $99.0 million in 2007 and 2006, respectively. As with Fulton Mortgage, the vast majority of these loans sold were prime loans that conformed to published standards of government sponsored agencies. There were no losses incurred on loan repurchases by The Columbia Bank in 2007 or 2006.

Resource Mortgage operated a significant national wholesale mortgage lending operation from the time the Corporation acquired Resource Bank in 2004 through early 2007. Loans were originated and sold under various investor programs, including some that allowed for reduced documentation and/or no verification of certain borrower qualifications, such as income or assets. While few of the loans originated and sold by Resource Mortgage were considered to be subprime, significant volumes of non-prime loans were originated and sold. Total loans sold by Resource Mortgage in 2007 and 2006 were $769.5 million and $1.4 billion, respectively. Of this volume, less than 15% of total loans sold in 2007 was considered non-prime, compared to approximately 40% in 2006.

Loans sold under these non-prime investor programs included standard representations and warranties regarding the origination of the loans, as well as standard agreements to repurchase loans under specified circumstances, including "early payment defaults" by the borrowers or evidence of misrepresentation of borrower information. During 2007, the general market for these alternative loan products across the country had declined due to moderating real estate prices, increased payment defaults by borrowers and increased loan foreclosures. As a result, Resource Mortgage experienced an increase in requests from secondary market purchasers to repurchase loans sold to those investors. These repurchase requests resulted in the Corporation recording $25.1 million of charges during 2007. These charges, included in "operating risk loss" on the Corporation's consolidated statements of income, represented the write-downs that were necessary to reduce the loan balances to their estimated net realizable values, based on valuations of the properties, as adjusted for market factors and other considerations. Operating risk loss consists of losses incurred during the normal conduct of banking operations. Many of the loans the Corporation repurchased or that may be repurchased are delinquent and will likely be settled through foreclosure and sale of the underlying collateral.

The following table presents a summary of approximate principal balances and related reserves/write-downs recognized on the Corporation's consolidated balance sheet, by general category:

	December 31, 2007			
		Principal		Reserves/ Write-downs
	(in thousands)			
Outstanding repurchase requests (1) (2)	$	19,830	$	(6,450)
No repurchase request received – sold loans with identified potential misrepresentations of borrower information (1) (2)		16,610		(6,330)
Repurchased loans (3)		23,700		(5,060)
Foreclosed real estate (OREO)		14,360		-
Other (3) (4)		N/A		(780)
Total reserves/write-downs at December 31, 2007			$	(18,620)

(1) Principal balances had not been repurchased and, therefore, are not included on the consolidated balance sheet as of December 31, 2007.
(2) Reserve balance included as a component of other liabilities on the consolidated balance sheet as of December 31, 2007.
(3) Principal balances, net of write-downs, are included as a component of loans, net of unearned income on the consolidated balance sheet as of December 31, 2007.
(4) During 2007, approximately $30 million of loans held for sale were reclassified to portfolio because there was no longer an active secondary market for these types of loans. The write-down amount adjusts these loans to lower of cost or market upon transfer to portfolio.

Of the $23.7 million of repurchased loans outstanding as of December 31, 2007, approximately $12 million were classified as non-performing loans, net of write-downs.

The following presents the change in the reserve/write-down balances for the year ended December 31, 2007 (in thousands):

Total reserves/write-downs, beginning of year	$	500
Additional charges to expense		25,100
Charge-offs		(6,980)
Total reserves/write-downs, end of year	$	18,620

Included in the $25.1 million of charges recorded in 2007 was $9.9 million of losses for two unrelated groups of loans totaling $26.6 million for which management identified potential misrepresentations of borrower information. As of December 31, 2007, the Corporation had received repurchase requests for $9.4 million of these loans. In addition, $540,000 of these loans were originated for sale, but later transferred to portfolio.

In order to limit additional losses associated with the potential repurchase of previously originated and sold residential mortgage loans and home equity loans, the Corporation exited the national wholesale residential mortgage business at Resource Mortgage, where the majority of the repurchased loans were generated. In addition, in the third quarter of 2007, Resource Bank, including Resource Mortgage, began reporting directly to Fulton Bank, and the Corporation intends to legally merge Resource into Fulton Bank in the first quarter of 2008. See Note A, "Significant Accounting Policies" in the Notes to Consolidated Financial Statements for more details of bank subsidiary consolidations.

During the third quarter of 2007, the Audit Committee of the Corporation's Board of Directors engaged outside counsel to review whether there were additional potentially material occurrences of misrepresentations of borrower information that should be considered in determining the level of loss reserves. The investigation involved sampling and analyzing data on loans originated by Resource Mortgage, examining underlying loan documentation on selected loans identified as a result of this analysis together with other records of the Corporation, and conducting interviews of relevant employees. Based on the results of the review, completed in November 2007, the Audit Committee and management concluded that no changes to the consolidated financial statements were necessary as of the end of the third quarter of 2007.

Management believes that the reserves recorded as of December 31, 2007 for the known Resource Mortgage issues are adequate, based on the results of the aforementioned review, the assessment of collateral values and other market factors. However, continued declines in collateral values or the identification of additional loans to be repurchased could necessitate additional reserves in the future.

Investment Portfolio – The Corporation's investment strategy for debt securities has historically been conservative, to minimize potential credit losses. Mortgage-backed securities and collateralized mortgage obligations in the portfolio are generally guaranteed by government-sponsored agencies, minimizing the amount of principal at risk of loss. During 2007, the Corporation sold $55.8 million of collateralized mortgage obligations, which were not agency-guaranteed securities, for a total loss of $678,000. As a result of these sales, as of December 31, 2007, the investment portfolio includes only mortgage-backed securities and collateralized mortgage obligations whose timely principal payments are guaranteed by government-sponsored agencies.

Net Interest Margin – Changes in the interest rate environment can impact both the Corporation's net interest income and its non-interest income. During 2006 and for a majority of 2007, the yield curve was relatively flat and, at times, downward sloping, with minimal differences between long and short-term rates, negatively impacting the Corporation's net interest income and net interest margin. During the fourth quarter of 2007, the yield curve began to steepen slightly as a result of decreases in short-term interest rates. However, for durations of seven years or less – which is the term of the majority of the Corporation's interest-earning assets and interest-bearing liabilities – there remained little difference in yields.

The following graph shows the U. S. treasury yield curves at the end of each of the last three years:


6.00
5.00
4.00
3.00
2.00
1.00
Yield
1 mo
3 mo
6 mo
1 yr
2 yr
3 yr
5 yr
7 yr
10 yr
20 yr
Term
Dec-07
Dec-06
Dec-05

The Corporation's net interest margin was negatively impacted due to the Corporation funding loan growth and investment purchases with higher cost short-term borrowings and time deposits as opposed to lower cost savings and demand deposits. The Corporation experienced a 38 basis point increase in the cost of average interest-bearing liabilities (from 3.48% in 2006 to 3.86% in 2007) as compared to a 20 basis point increase in the yield on average interest-earning assets (from 6.73% in 2006 to 6.93% in 2007). As a result, the net interest margin decreased 16 basis points on an annual basis and trended downward throughout much of 2006 and 2007, as shown in the following table.

	2007	2006
1st Quarter	**3.74%**	3.88%
2nd Quarter	**3.70**	3.90
3rd Quarter	**3.62**	3.85
4th Quarter	**3.56**	3.68
Year to Date	**3.66**	3.82

Floating rate loans, short-term borrowings and savings and time deposit rates are generally influenced by short-term rates. During 2007, the Federal Reserve Board (FRB) lowered the overnight borrowing, or Federal funds, rate three times, for a total decrease of 100 basis points since December 31, 2006, ending 2007 at 4.25%. The Corporation's prime lending rate had a corresponding decrease, from 8.25% to 7.25%, resulting in a decrease in the rates on floating rate loans as well as the rates on new fixed-rate loans. In addition, the decrease in short-term rates also resulted in decreased funding costs, with short-term borrowings immediately repricing to lower rates. Deposit rates also decreased, although to a lesser degree as practical limits exist on how low such rates can decline before they would no longer be attractive to depositors, relative to rates paid by competitors of the Corporation. In January 2008, the FRB lowered the Federal funds rate an additional 125 basis points. The "Market Risk" section of Management's Discussion summarizes the expected impact of rate changes on net interest income.

Asset Quality – Asset quality refers to the underlying credit characteristics of borrowers and the likelihood that defaults on contractual loan payments will result in charge-offs of account balances, which, in turn, result in provisions for loan losses recorded on the consolidated statements of income. By its nature, risk in lending cannot be completely eliminated, but it can be controlled and managed through proper underwriting policies, effective collection procedures and risk management activities. External factors, such as economic conditions, which cannot be controlled by the Corporation, will always have some effect on asset quality, regardless of the strength of an organization's control policies and procedures.

The Corporation has historically been able to maintain strong asset quality through different economic cycles and, in recent years, asset quality measures, such as net charge-offs to average loans and non-performing assets to total assets, have been at historically low levels. During 2007, these measures began to return to more normal levels as a result of economic factors and their impact on the overall lending environment, but also as a result of the repurchase of Resource Mortgage loans, almost all of which were placed on non-accrual status or were foreclosed and recorded in other real estate owned. At December 31, 2007, total non-performing assets were $120.9 million, or 0.76% of total assets. This represented an increase of $63.0 million, or 108.9%, from $57.8 million at December 31, 2006. The Resource Mortgage repurchased loans increased non-performing assets by approximately $29 million at December 31, 2007, or 0.18% of total assets.

Management believes that its policies and procedures for managing asset quality are sound. However, there can be no assurance about maintaining strong asset quality in the future. Continuing decreases in the values of underlying collateral or negative trends in general economic conditions could have a detrimental impact on borrowers' ability to repay their loans.

Capital and Liquidity – Despite the decrease in net income in 2007, the Corporation's capital levels remain strong. At December 31, 2007, total leverage, tier 1 risk-based and total risk-based capital, as defined in banking regulations, were 7.4%, 9.3% and 11.9%, respectively, as compared to 7.6%, 9.8% and 11.7%, respectively, at December 31, 2006. These ratios continue to exceed the minimum required to be considered "well capitalized" under the regulations. In addition, from a liquidity standpoint, the Parent Company and its subsidiary banks have access to sufficient funding sources to support operations. The Corporation has no plans to raise additional capital at this time.

Equity Markets – As disclosed in the "Market Risk" section of Management's Discussion, equity valuations can have an impact on the Corporation's financial performance. In particular, bank stocks account for a significant portion of the Corporation's equity investment portfolio. Economic uncertainty surrounding the financial institution sector as a whole has impacted the value of the Corporation's financial institutions stock portfolio. Historically, gains on sales of these equities have been a recurring component of the Corporation's earnings. However, recent declines in values have resulted in decreases in realized investment securities gains. During 2007, the Corporation's net gains on investment securities sales decreased $5.7 million, or 76.6%, with $5.1 million of the decrease attributable to bank stocks. As of December 31, 2007, the Corporation's bank stock portfolio had a net unrealized loss of $23.3 million, compared to a net unrealized loss of $100,000 at December 31, 2006. These declines in bank stock portfolio values may impact the Corporation's ability to realize gains in the future.

Expense Control through Consolidation and Centralization – During 2006 and 2007, the Corporation continued to implement changes to its operating structure to improve expense efficiency. Specifically, a number of subsidiary bank consolidations were completed. In December 2006, the former Premier Bank subsidiary was consolidated with Fulton Bank. In February 2007, the former First Washington State Bank subsidiary was consolidated with The Bank. In May 2007, the former Somerset Valley Bank subsidiary was consolidated with Skylands Community Bank. In July 2007, the former Lebanon Valley Farmers Bank subsidiary was consolidated with Fulton Bank. The Corporation also plans to complete the consolidation of Resource Bank with Fulton Bank in the first quarter of 2008, at which time the total number of subsidiary banks will have decreased from 15 to 10. The consolidated banks retain the local autonomy and decision-making that has long been the Corporation's operating model. However, by combining these banks, additional resources are available to customers in their markets, and overlapping functions are eliminated.

During 2007, the Corporation also completed a workforce management initiative which resulted in the centralization of a number of fragmented back office functions, including finance, human resources and marketing, among others. A separate initiative in the branch system further reduced staffing and the related expense. The result of these initiatives, plus staffing decreases at Resource Mortgage mainly due to exiting the national wholesale residential mortgage business, was a decrease of 330 full-time equivalent employees, to 3,680 at December 31, 2007 from 4,010 at December 31, 2006. Average full-time equivalent employees decreased to 3,840 in 2007 from 4,020 in 2006. This decrease in employees will continue to benefit the Corporation through lower salary and benefits costs in the future.

Acquisitions – The Corporation has historically supplemented its internal growth with strategic acquisitions, primarily of high quality community banks operating in desirable markets. Upon acquisition, acquired organizations generally retain their status as separate legal entities unless consolidation with an existing subsidiary bank is practical, as was the case in the consolidations discussed in the previous section.

During 2007, the Corporation did not consummate or announce any bank acquisitions, as few opportunities meeting the Corporation's requirements of a comparable corporate culture, strong performance and sound asset quality in high growth markets were available. In addition, the prices being sought in many cases exceeded management's estimate of value. The Corporation will continue to focus on generating growth in the most cost-effective manner.

RESULTS OF OPERATIONS

In February 2006, the Corporation acquired Columbia Bancorp (Columbia), of Columbia, Maryland, a $1.3 billion bank holding company whose primary subsidiary was The Columbia Bank. Results for 2007 in comparison to 2006 were impacted by a full year contribution by Columbia in 2007, compared to an eleven-month contribution in 2006. In July 2005, the Corporation acquired SVB Financial Services, Inc. (SVB) of Somerville, New Jersey, a $530 million bank holding company whose primary subsidiary was Somerset Valley Bank. Results for 2006 in comparison to 2005 were impacted by both the Columbia and SVB acquisitions.

Net Interest Income

Net interest income is the most significant component of the Corporation's net income. The ability to manage net interest income over changing interest rate and economic environments is important to the success of a financial institution. Growth in net interest income is generally dependent upon balance sheet growth and/or maintaining or increasing the net interest margin. The "Market Risk" section of Management's Discussion provides additional information on the policies and procedures used by the Corporation to manage net interest income. The following table provides a comparative average balance sheet and net interest income analysis for 2007 compared to 2006 and 2005. Interest income and yields are presented on a fully taxable-equivalent (FTE) basis, using a 35% Federal tax rate and statutory interest expense disallowances. The discussion following this table is based on these tax-equivalent amounts.

(dollars in thousands)	Year Ended December 31								
	2007			2006			2005		
ASSETS	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate
Interest-earning assets:									
Loans, net of unearned income (2)	$ 10,736,566	$ 805,881	7.51%	$ 9,892,082	$ 731,057	7.39%	$ 7,981,604	$ 520,565	6.52%
Taxable inv. securities (3)	2,157,325	99,621	4.62	2,268,209	97,652	4.31	1,996,005	74,921	3.75
Tax-exempt inv. securities (3)	496,820	25,856	5.20	447,000	21,770	4.87	368,845	17,971	4.87
Equity securities (3)	189,333	9,073	4.79	154,653	7,341	4.75	133,688	5,562	4.16
Total investment securities	2,843,478	134,550	4.73	2,869,862	126,763	4.42	2,498,538	98,454	3.94
Loans held for sale	166,437	11,501	6.91	215,255	15,564	7.23	241,996	14,940	6.17
Other interest-earning assets	33,015	1,630	4.90	53,211	2,530	4.73	48,357	1,586	3.27
Total interest-earning assets	13,779,496	953,562	6.93	13,030,410	875,914	6.73	10,770,495	635,545	5.90
Noninterest-earning assets:									
Cash and due from banks	329,814			335,935			346,535		
Premises and equipment	190,910			185,084			158,526		
Other assets (3)	899,292			852,186			598,709		
Less: Allowance for loan losses	(109,054)			(105,934)			(92,780)		
Total Assets	$ 15,090,458			$ 14,297,681			$ 11,781,485		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
Demand deposits	$ 1,696,624	$ 28,331	1.67%	$ 1,673,407	$ 25,112	1.50%	$ 1,547,766	$ 15,370	0.99%
Savings deposits	2,258,113	53,312	2.36	2,340,402	51,394	2.19	2,055,503	27,116	1.32
Time deposits	4,553,994	212,752	4.67	4,134,190	170,435	4.12	3,171,901	98,288	3.10
Total interest-bearing deposits	8,508,731	294,395	3.46	8,147,999	246,941	3.03	6,775,170	140,774	2.08
Short-term borrowings	1,574,495	73,983	4.66	1,653,974	78,043	4.67	1,186,464	34,414	2.87
Long-term debt	1,579,527	82,455	5.22	1,069,868	53,960	5.04	839,694	38,031	4.53
Total interest-bearing liabilities	11,662,753	450,833	3.86	10,871,841	378,944	3.48	8,801,328	213,219	2.42
Noninterest-bearing liabilities:									
Demand deposits	1,713,863			1,807,248			1,589,265		
Other	183,229			173,799			136,416		
Total Liabilities	13,559,845			12,852,888			10,527,009		
Shareholders' equity	1,530,613			1,444,793			1,254,476		
Total Liabs. and Equity	$ 15,090,458			$ 14,297,681			$ 11,781,485		
Net interest income/net interest margin (FTE)		502,729	3.66%		496,970	3.82%		422,326	3.93%
Tax equivalent adjustment		(13,985)			(11,407)			(9,778)	
Net interest income		$ 488,744			$ 485,563			$ 412,548	

(1) Includes dividends earned on equity securities.
(2) Includes non-performing loans.
(3) Balances include amortized historical cost for available for sale securities. The related unrealized holding gains (losses) are included in other assets.

The following table sets forth a summary of changes in FTE interest income and expense resulting from changes in average balances (volumes) and changes in rates:

	2007 vs. 2006 Increase (decrease) due to change in			2006 vs. 2005 Increase (decrease) due to change in		
	Volume	**Rate**	**Net**	Volume	Rate	Net
			(in thousands)			
Interest income on:						
Loans and leases	**$ 63,236**	**$ 11,588**	**$ 74,824**	$ 135,262	$ 75,230	$ 210,492
Taxable investment securities	**(4,913)**	**6,882**	**1,969**	10,940	11,791	22,731
Tax-exempt investment securities	**2,529**	**1,557**	**4,086**	3,805	(6)	3,799
Equity securities	**1,661**	**71**	**1,732**	937	842	1,779
Loans held for sale	**(3,399)**	**(664)**	**(4,063)**	(1,762)	2,386	624
Short-term investments	**(984)**	**84**	**(900)**	173	771	944
Total interest-earning assets	**$ 58,130**	**$ 19,518**	**$ 77,648**	$ 149,355	$ 91,014	$ 240,369
Interest expense on:						
Demand deposits	**$ 352**	**$ 2,867**	**$ 3,219**	$ 1,335	$ 8,407	$ 9,742
Savings deposits	**(1,914)**	**3,832**	**1,918**	4,229	20,049	24,278
Time deposits	**18,304**	**24,013**	**42,317**	34,536	37,611	72,147
Short-term borrowings	**(3,892)**	**(168)**	**(4,060)**	16,848	26,781	43,629
Long-term debt	**26,543**	**1,952**	**28,495**	11,262	4,667	15,929
Total interest-bearing liabilities	**$ 39,393**	**$ 32,496**	**$ 71,889**	$ 68,210	$ 97,515	$ 165,725

Note: Changes which are partially attributable to rate and volume are allocated based on the proportion of the direct changes attributable to rate and volume.

2007 vs. 2006

Net interest income increased $5.8 million, or 1.2%, from $497.0 million in 2006 to $502.7 million in 2007 due to an increase in average interest-earning assets, offset by a decline in net interest margin.

Average interest-earning assets grew 5.7%, from $13.0 billion in 2006 to $13.8 billion in 2007. Interest income increased $77.6 million, or 8.9%, primarily as a result of an increase in average interest-earning assets, which contributed $58.1 million to the increase, with the remaining growth in interest income due to the 20 basis point, or 3.0%, increase in average rates on interest-earning assets. Columbia contributed approximately $99 million to the increase in average interest-earning assets.

The increase in average interest-earning assets was primarily due to loan growth. Average loans increased by $844.5 million, or 8.5%, to $10.7 billion in 2007. The following table presents the growth in average loans, net of unearned income, by type:

	2007	2006	Increase (decrease) $	Increase (decrease) %
		(dollars in thousands)		
Commercial - industrial, financial and agricultural	**$ 3,213,357**	$ 2,814,489	$ 398,868	14.2%
Real estate - commercial mortgage	**3,337,762**	3,073,830	263,932	8.6
Real estate - residential mortgage	**753,789**	640,775	113,014	17.6
Real estate - home equity	**1,454,753**	1,417,259	37,494	2.6
Real estate - construction	**1,384,548**	1,345,191	39,357	2.9
Consumer	**506,201**	522,761	(16,560)	(3.2)
Leasing and other	**86,156**	77,777	8,379	10.8
Total	**$10,736,566**	$ 9,892,082	$ 844,484	8.5%

Loan growth was particularly strong in the commercial loan and commercial mortgage categories, which together increased $662.8 million, or 11.3%, with Columbia contributing approximately $35 million to the increase. The remaining growth in commercial loans was across all commercial loan types, and throughout most subsidiary banks and geographical regions. The remaining growth in commercial mortgages was primarily in adjustable rate mortgages.

The increases in residential mortgage loans of $113.0 million, or 17.6%, was due to growth in adjustable rate mortgage loans ($87.9 million, or a 20.6% increase) and the impact of the $23.7 million of repurchased Resource Mortgage loans outstanding as of December 31, 2007.

Additional increases in loans were due to increases in construction loans of $39.4 million, or 2.9%, and home equity loans of $37.5 million, or 2.6%. Columbia contributed approximately $36 million and $16 million to the increases in construction loans and home equity loans, respectively. The remaining increase in home equity loans was due to the repurchase of Resource Mortgage loans during 2007 and the introduction of a blended fixed/floating rate product in late 2007.

Offsetting these increases was a $16.6 million, or 3.2%, decrease in average consumer loans. The Corporation's indirect automobile portfolio decreased $33.9 million, or 10.9%, while growth in credit card outstandings of $17.0 million, or 28.2%, somewhat offset this decline.

The average yield on loans during 2007 of 7.51% represented a 12 basis point, or 1.6%, increase in comparison to 2006. The increase in the average yield on loans reflected a higher average rate environment, as illustrated by a higher average prime rate in 2007 (8.03%) as compared to 2006 (7.96%).

Average loans held for sale decreased $48.8 million, or 22.7%, as a result of lower volumes mainly due to the exit from the national wholesale mortgage business.

Average investments decreased $26.4 million, or 0.9%, while the average yield on investment securities increased 31 basis points from 4.42% in 2006 to 4.73% in 2007. The increase in yield was primarily attributable to the Corporation's systematic reinvestment of normal portfolio cash flows, primarily from lower duration, significantly lower yielding balloon mortgage-backed securities, into a combination of higher yielding mortgage-backed pass-through securities, conservative collateralized mortgage obligations, as well as longer term municipal securities. Also contributing to the increase in yield was a reduction in premium amortization, which is accounted for as an offset to interest income, from $4.8 million in 2006 to $3.5 million in 2007. The decrease in amortization reflects the cumulative impact of initiatives to reduce the premium levels of mortgage-backed securities purchased during 2006 and 2007 and stable prepayment experience on relatively short duration mortgage-backed securities purchased prior to that period.

The increase in interest income was offset by an increase in interest expense of $71.9 million, or 19.0%, to $450.8 million in 2007 from $378.9 million in 2006. Interest expense increased $39.4 million due to a $790.9 million, or 7.3%, increase in average interest-bearing liabilities and $32.5 million due to a 38 basis point, or 10.9%, increase in the average cost of total interest-bearing liabilities. The increase in the average cost of interest-bearing liabilities primarily resulted from a change in deposit composition as non-interest bearing demand and lower cost savings and money market deposits shifted toward higher cost certificates of deposit. Columbia contributed approximately $81 million to the increase in average interest-bearing liabilities.

The following table summarizes the change in average deposits, by type:

	2007	2006	Increase (decrease) $	Increase (decrease) %
	(dollars in thousands)			
Noninterest-bearing demand	$ **1,713,863**	$ 1,807,248	$ (93,385)	(5.2%)
Interest-bearing demand	**1,696,624**	1,673,407	23,217	1.4
Savings/money market	**2,258,113**	2,340,402	(82,289)	(3.5)
Time deposits	**4,553,994**	4,134,190	419,804	10.2
Total	$ **10,222,594**	$ 9,955,247	$ 267,347	2.7%

The time deposit increase of $419.8 million was due to normal growth and existing customers shifting funds from noninterest-bearing and interest-bearing demand and savings accounts to time deposits to take advantage of higher rates. The net decrease in demand and savings accounts of $152.5 million, or 2.6%, was net of an approximately $42 million increase related to the Columbia acquisition. Growing core deposits continued to be a challenge for the Corporation, and banks in general, as more attractive investment opportunities existed for consumers over the past two years, including equity markets and higher yielding time deposits.

The following table summarizes the changes in average borrowings, by type:

	2007	2006	Increase (decrease) $	Increase (decrease) %
	(dollars in thousands)			
Short-term borrowings:				
Customer repurchase agreements	$ **247,948**	$ 352,454	$ (104,506)	(29.7%)
Short-term promissory notes	**404,527**	163,199	241,328	147.9
Federal funds purchased	**808,358**	1,095,875	(287,517)	(26.2)
Other short-term borrowings	**113,662**	42,446	71,216	167.8
Total short-term borrowings	**1,574,495**	1,653,974	(79,479)	(4.8)
Long-term debt:				
FHLB Advances	**1,212,085**	769,334	442,751	57.5
Other long-term debt	**367,442**	300,534	66,908	22.3
Total long-term debt	**1,579,527**	1,069,868	509,659	47.6
Total borrowings	$ **3,154,022**	$ 2,723,842	$ 430,180	15.8%

During 2007, the Corporation obtained additional funding, primarily as a result of loan growth, through an increase in borrowings. Average borrowings increased $430.2 million, or 15.8%, during 2007, with Columbia contributing approximately $21 million to the increase. The $79.5 million, or 4.8%, decrease in short-term borrowings was mainly due to a decrease in Federal funds purchased, offset by a net increase of $136.8 million, or 26.5%, in short-term promissory notes and customer repurchase agreements. Average long-term debt increased $509.7 million, or 47.6%, to $1.6 billion. The increase in long-term debt was primarily due to increases in Federal Home Loan Bank (FHLB) advances as longer-term rates were locked and durations were extended to manage interest rate risk, and partially due to the May 2007 issuance of $100.0 million of ten-year subordinated notes. On an ending balance basis, however, short-term borrowings increased $703.1 million, or 41.8%, as continued growth in loans and investments during the latter part of 2007 required additional funding that could not be generated by deposit growth. See further discussion in the "Financial Condition" section of Management's Discussion.

2006 vs. 2005

Net interest income increased $74.6 million, or 17.7%, from $422.3 million in 2005 to $497.0 million in 2006, primarily as a result of increases in average balances of interest-earning assets and partially as a result of increases in rates.

Average interest-earning assets grew 21.0%, from $10.8 billion in 2005 to $13.0 billion in 2006, with acquisitions contributing approximately $1.4 billion to this increase. Interest income increased $240.4 million, or 37.8%, primarily as a result of the increase in average interest-earning assets, which contributed $149.4 million of the increase, with the remaining growth in interest income due to the 83 basis point, or 14.1%, increase in average rates on interest-earning assets.

Average loans, net of unearned income increased by $1.9 billion, or 23.9%, to $9.9 billion in 2006. Acquisitions contributed approximately $1.2 billion to this increase in average balances. Loan growth was strong in the commercial mortgage and construction categories, which together increased $459.3 million, or 14.1%, over 2005. Commercial loans grew $162.8 million, or 7.0%, in comparison to 2005. Residential mortgage and home equity loans increased $112.4 million, or 6.7%, in comparison to 2005 due to promotional efforts and customers using home equity loans as a cost-effective refinance alternative. The average yield on loans during 2006 of 7.39% represented an 87 basis point, or 13.3%, increase in comparison to 2005. This increase reflected the impact of a significant portfolio of floating rate loans, which repriced as interest rates rose, as they did in 2006, and the addition of higher yielding new loans.

Average investments increased $371.3 million, or 14.9%, in comparison to 2005, with acquisitions contributing $285.2 million. Excluding the impact of acquisitions, the investment balances increased $86.1 million, or 3.5%. During the second half of 2006, the Corporation pre-purchased approximately $250.0 million of investment securities, based on expected cash inflows from maturities of investments over the subsequent six-month period. These were funded by a combination of short and longer-term borrowings, a portion of which have been repaid with maturities of investments, while the remaining portion was repaid during 2007. The average yield on investment securities improved 48 basis points to 4.42% in 2006 from 3.94% in 2005. The increase was due to the maturity of lower yielding investments, with reinvestment at higher rates. Also contributing to the increase was a reduction in premium amortization, which is accounted for as a reduction of interest income, from $6.9 million in 2005 to $4.8 million in 2006, due to both a reduction in premiums on purchases of mortgage-backed securities in 2006 and due to decreased prepayments on mortgage-backed securities as interest rates rose.

The increase in interest income was offset by an increase in interest expense of $165.7 million, or 77.7%, to $378.9 million in 2006 from $213.2 million in 2005. The increase in interest expense was primarily due to a 106 basis point, or 43.8%, increase in the average cost of total interest-bearing liabilities in 2006 in comparison to 2005. The remaining increase in interest expense was due to a $2.1 billion, or 23.5%, increase in average interest-bearing liabilities, partially due to acquisitions and partially due to internal growth.

The Corporation experienced significant growth in certificates of deposit of $962.3 million, or 30.3%, as a result of the FRB's rate increases during 2006, making them an attractive investment alternative for customers and due to acquisitions contributing $554.0 million. The change in the composition of deposits contributed to the 95 basis point, or 45.7%, increase in the average cost of interest-bearing deposits in comparison to 2005.

Average borrowings increased $697.7 million, or 34.4%, during 2006, with acquisitions contributing $253.9 million. Excluding the impact of acquisitions, average short-term borrowings increased $242.9 million, or 20.5%, to $1.4 billion. The increase in short-term borrowings was mainly due to an increase in Federal funds purchased to fund loan growth, offset slightly by lower borrowings outstanding under customer repurchase agreements. Average long-term debt increased $230.2 million, or 27.4%, to $1.1 billion, with acquisitions contributing $29.3 million. The additional increase in long-term debt was primarily due to the issuance of $154.6 million of junior subordinated deferrable interest debentures in January 2006, the impact of $100.0 million of subordinated debt issued and outstanding since March 2005 and additional FHLB advances.

Provision and Allowance for Credit Losses

The Corporation accounts for the credit risk associated with lending activities through its allowance for credit losses and provision for loan losses. The provision is the expense recognized on the consolidated statements of income to adjust the allowance to its proper balance, as determined through the application of the Corporation's allowance methodology procedures. These procedures include the evaluation of the risk characteristics of the portfolio and documentation in accordance with the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues" (SAB 102). See the "Critical Accounting Policies" section of Management's Discussion for a discussion of the Corporation's allowance for credit loss evaluation methodology.

A summary of the Corporation's loan loss experience follows:

	Year Ended December 31				
	2007	2006	2005	2004	2003
	(dollars in thousands)				
Loans, net of unearned income outstanding at end of year	**$11,204,424**	$10,374,323	$8,424,728	$7,533,915	$6,140,200
Daily average balance of loans, net of unearned income	**$10,736,566**	$ 9,892,082	$7,981,604	$6,857,386	$5,564,806
Balance of allowance for credit losses at beginning of year	**$ 106,884**	$ 92,847	$ 89,627	$ 77,700	$ 71,920
Loans charged off:					
Commercial – financial and agricultural	**6,796**	3,013	4,095	3,482	6,604
Real estate – mortgage	**1,206**	429	467	1,466	1,476
Consumer	**3,678**	3,138	3,436	3,476	4,497
Leasing and other	**2,059**	389	206	453	651
Total loans charged off	**13,739**	6,969	8,204	8,877	13,228
Recoveries of loans previously charged off:					
Commercial – financial and agricultural	**1,664**	2,863	2,705	2,042	1,210
Real estate – mortgage	**178**	268	1,245	906	711
Consumer	**1,246**	1,289	1,169	1,496	1,811
Leasing and other	**913**	97	77	76	97
Total recoveries	**4,001**	4,517	5,196	4,520	3,829
Net loans charged off	**9,738**	2,452	3,008	4,357	9,399
Provision for loan losses	**15,063**	3,498	3,120	4,717	9,705
Allowance purchased	**-**	12,991	3,108	11,567	5,474
Balance at end of year	**$ 112,209**	$ 106,884	$ 92,847	$ 89,627	$ 77,700
<u>*Components of Allowance for Credit Losses:*</u>					
Allowance for loan losses	**$ 107,547**	$ 106,884	$ 92,847	$ 89,627	$ 77,700
Reserve for unfunded lending commitments (1)	**4,662**	-	-	-	-
Allowance for credit losses	**$ 112,209**	$ 106,884	$ 92,847	$ 89,627	$ 77,700
<u>*Selected Asset Quality Ratios:*</u>					
Net charge-offs to average loans, net of unearned income	**0.09%**	0.02%	0.04%	0.06%	0.17%
Allowance for loan losses to loans, net of unearned income outstanding at end of year	**0.96%**	1.03%	1.10%	1.19%	1.27%
Allowance for credit losses to loans, net of unearned income outstanding at end of year	**1.00%**	1.03%	1.10%	1.19%	1.27%
Non-performing assets (2) to total assets	**0.76%**	0.39%	0.38%	0.30%	0.33%
Non-accrual loans to total loans, net of unearned income	**0.68%**	0.32%	0.43%	0.30%	0.37%

(1) Reserve for unfunded lending commitments transferred to other liabilities as of December 31, 2007. Prior periods were not reclassified.
(2) Includes accruing loans past due 90 days or more.

The following table presents the aggregate amount of non-accrual and past due loans and other real estate owned (1):

	December 31				
	2007	2006	2005	2004	2003
	(in thousands)				
Non-accrual loans (1) (2) (3)	**$ 76,150**	$ 33,113	$ 36,560	$ 22,574	$ 22,422
Accruing loans past due 90 days or more	**29,782**	20,632	9,012	8,318	9,609
Other real estate	**14,934**	4,103	2,072	2,209	585
Total	**$ 120,866**	$ 57,848	$ 47,644	$ 33,101	$ 32,616

(1) In 2007, the total interest income that would have been recorded if non-accrual loans had been current in accordance with their original terms was approximately $6.0 million. The amount of interest income on non-accrual loans that was included in 2007 income was approximately $1.7 million.

(2) Accrual of interest is generally discontinued when a loan becomes 90 days past due as to principal and interest. When interest accruals are discontinued, interest credited to income is reversed. Non-accrual loans are restored to accrual status when all delinquent principal and interest becomes current or the loan is considered secured and in the process of collection. Certain loans, primarily adequately collateralized mortgage loans, may continue to accrue interest after reaching 90 days past due.

(3) Excluded from the amounts presented at December 31, 2007 were $240.2 million in loans where possible credit problems of borrowers have caused management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms. These loans were reviewed for impairment under the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", but continue to pay according to their contractual terms and are, therefore, not included in non-performing loans. Non-accrual loans include $24.5 million of impaired loans.

The following table summarizes the allocation of the allowance for loan losses by loan type:

	December 31									
	2007		2006		2005		2004		2003	
	(dollars in thousands)									
	Allow-ance	**% of Loans In Each Category**	Allow-ance	% of Loans In Each Category	Allow-ance	% of Loans in Each Category	Allow-ance	% of Loans in Each Category	Allow-ance	% of Loans in Each Category
Comm'l – financial & agricultural	**$ 53,194**	**30.6%**	$ 52,942	28.6%	$ 52,379	28.2%	$ 43,207	30.1%	$ 34,247	31.7%
Real estate – Mortgage	**35,584**	**64.2**	37,197	65.5	17,602	64.7	19,784	62.5	14,471	59.0
Consumer, leasing & other	**8,142**	**5.2**	6,475	5.9	7,935	7.1	16,289	7.4	16,279	9.3
Unallocated	**10,627**	**-**	10,270	-	14,931	-	10,347	-	12,703	-
Total	**$ 107,547**	**100.0%**	$ 106,884	100.0%	$ 92,847	100.0%	$ 89,627	100.0%	$ 77,700	100.0%

The provision for loan losses increased $11.6 million, or 330.6%, from $3.5 million in 2006 to $15.1 million in 2007. Net charge-offs as a percentage of average loans were 0.09% in 2007, a seven basis point increase from 0.02% in 2006, which was a two basis point decrease from 2005. Total net charge-offs were $9.7 million in 2007 and $2.5 million in 2006.

Non-performing assets increased $63.0 million, or 108.9%, in 2007. Non-performing assets as a percentage of total assets increased from 0.39% at December 31, 2006 to 0.76% at December 31, 2007, after increasing only one basis point in 2006.

Over the several years prior to 2007, the Corporation's net charge-off and non-performing asset levels were at historic lows. The current year's levels reflect a return to more average historical levels and were primarily due to general economic factors as opposed to specific risk concentrations within the Corporation's loan portfolio. The increase in non-performing loans included construction loans, which increased $17.5 million, or 131.1%, to $30.9 million, commercial loans, which increased $6.0 million, or 27.7%, to $27.7 million and commercial mortgages, which increased $5.7 million, or 65.4%, to $14.5 million. In addition, non-performing assets also increased due to the repurchase of residential mortgage loans and home equity loans by Resource Mortgage, which added approximately $15 million to non-performing loans and approximately $14 million to other real estate as of December 31, 2007. Continued slowdowns in the residential housing market could negatively impact non-performing asset levels in 2008.

The provision for loan losses is determined by the allowance allocation process, whereby an estimated "need" is allocated to impaired loans as defined by the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (Statement 114), or to pools of loans under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (Statement 5). The allocation is based on risk factors, collateral levels, economic conditions and other relevant factors, as appropriate. The Corporation also maintains an unallocated allowance, which was approximately 10% at December 31, 2007. The unallocated allowance is used to cover any factors or conditions that might exist at the balance sheet date, but are not specifically identifiable. Management believes such an unallocated allowance is reasonable and appropriate as the estimates used in the allocation process are inherently imprecise. See additional disclosures in Note A, "Summary of Significant Accounting Policies", in the Notes to Consolidated Financial Statements and "Critical Accounting Policies", in Management's Discussion. Management believes that the allowance for loan loss balance of $107.5 million at December 31, 2007 is sufficient to cover losses inherent in the loan portfolio on that date and is appropriate based on applicable accounting standards.

Other Income and Expenses

2007 vs. 2006

Other Income

The following table presents the components of other income for the past two years:

	2007	2006	Increase (decrease) $	Increase (decrease) %
	(dollars in thousands)			
Service charges on deposit accounts	$ **46,500**	$ 43,773	$ 2,727	6.2%
Investment management and trust services	**38,665**	37,441	1,224	3.3
Other service charges and fees	**32,151**	26,792	5,359	20.0
Gains on the sale of mortgage loans	**14,294**	21,086	(6,792)	(32.2)
Other	**14,674**	13,344	1,330	10.0
Total, excluding investment securities gains	**146,284**	142,436	3,848	2.7
Investment securities gains	**1,740**	7,439	(5,699)	(76.6)
Total	$ **148,024**	$ 149,875	$ (1,851)	(1.2%)

The increase in service charges on deposit accounts was due to increases of $1.5 million and $1.8 million in cash management fees and overdraft fees, respectively, offset by a $591,000 decrease in other service charges earned on both business and personal deposit accounts. The increase in overdraft fees was partially due to a new overdraft program which began in November 2007. The increase in investment management and trust services was primarily due to trust revenue ($1.4 million, or 5.9%), offset by a decrease in brokerage revenue of $206,000, or 1.6%. The increase in trust revenue was due to improvements in equity markets increasing the values of assets under management.

Other service charges and fees grew $5.4 million, or 20.0%, led by an increase of $3.0 million in foreign currency processing revenue as a result of the acquisition of a foreign currency processing company at the end of 2006, a $1.2 million, or 15.9%, increase in debit card fees and an increase in merchant fees of $664,000, or 9.7%. Both debit card fees and merchant fees increased as a result of growth in transaction volume.

Decreases in gains on sales of mortgage loans resulted from lower sales volumes, offset by an increase on the spread on sales of 3 basis points, or 2.9%. Total loans sold were $1.3 billion in 2007 and $2.0 billion in 2006. Of the $679.4 million, or 34.9%, decrease, $636.4 million occurred at Resource Mortgage, mainly due to the exit from the national wholesale residential mortgage business.

The increase in other income was primarily due to a $2.1 million gain related to the resolution of litigation and the sale of certain assets between Resource Bank and an unaffiliated bank, offset by lower gains on sales of bank facilities in 2007.

Investment securities gains decreased $5.7 million, or 76.6%, in 2007. Investment securities gains, net of realized losses, included realized gains on the sale of equity securities of $1.6 million in 2007, compared to $7.0 million in 2006, and net gains of $96,000 on the sales of available for sale debt securities in 2007, compared to $474,000 in 2006.

Other Expenses

The following table presents the components of other expenses for each of the past two years:

	2007	2006	Increase (decrease) $	Increase (decrease) %
	(dollars in thousands)			
Salaries and employee benefits	$ **217,526**	$ 213,913	$ 3,613	1.7%
Net occupancy expense	**39,965**	36,493	3,472	9.5
Operating risk loss	**27,229**	4,818	22,411	465.2
Equipment expense	**13,892**	14,251	(359)	(2.5)
Data processing	**12,755**	12,228	527	4.3
Advertising	**11,334**	10,638	696	6.5
Intangible amortization	**8,334**	7,907	427	5.4
Telecommunications	**8,094**	7,966	128	1.6
Professional fees	**7,277**	5,057	2,220	43.9
Supplies	**5,825**	6,245	(420)	(6.7)
Postage	**5,312**	5,154	158	3.1
Other	**47,912**	41,321	6,591	16.0
Total	$ **405,455**	$ 365,991	$ 39,464	10.8%

Salaries and employee benefits increased $3.6 million, or 1.7%, with salaries increasing $1.6 million, or 0.9%, and benefits increasing $2.0 million, or 5.3%.

The slight increase in salaries was due to lower salary deferrals as residential mortgage origination volumes declined, offset by reductions in bonus expense. Full-time and part-time salaries decreased by $619,000, or 0.4%, due to normal salary increases being offset by decreases from Resource Mortgage and other staff reductions made as part of a corporate-wide workforce management and centralization initiative. Average full-time equivalent employees decreased from 4,020 in 2006 to 3,840 in 2007. At December 31, 2007, full-time equivalent employees were approximately 3,680.

Employee benefits increased $2.0 million, or 5.3%, primarily due to $2.0 million of severance expense related to staff reductions and a $578,000 increase in healthcare costs, offset by reduced retirement expense as a result of the curtailment of the defined benefit pension plan during 2007. See Note L, "Employee Benefit Plans" in the Notes to Consolidated Financial Statements for additional information.

Net occupancy expense increased $3.5 million, or 9.5%. The increase in net occupancy expense was due to additional expenses related to rental, maintenance, utility and depreciation of real property as a result of growth in the branch network during 2007 in comparison to 2006, as well as the impact of the Columbia acquisition. During 2006 and 2007, the Corporation added 11 and 3 full service branches to its network, respectively.

The increase in operating risk loss was due to $25.1 million of charges recorded during 2007 for losses on the actual and potential repurchase of residential mortgage loans and home equity loans that had been originated and sold in the secondary market. See "Residential Lending" in the Overview section of Management's Discussion for additional information.

Professional fees increased $2.2 million, or 43.9%, due to fees incurred for an independent review of Resource Mortgage resulting from the repurchase issues, greater reductions in legal fees during 2006 related to recoveries of non-accrual loans, and an increase in other unrelated legal fees. See "Residential Lending" within the Overview section of Management's Discussion for further discussion.

The $6.6 million, or 16.0%, increase in other expenses included the following: $1.5 million of charges for the Corporation's subsidiary banks' share, as members of Visa USA, of settled and pending litigation incurred by Visa, Inc. (Visa) in various lawsuits, a $1.1 million charge for the write-off of trade name intangible assets resulting from the consolidation of certain bank subsidiaries, a $1.1 million increase in the provision for customer reward points earned on credit cards, a $1.3 million increase in costs associated with the disposition and maintenance of foreclosed real estate, $570,000 in costs associated with the closure of national wholesale residential mortgage offices at Resource Mortgage and a $504,000 unfavorable net impact of the change in fair values of derivative financial instruments. These increases were offset by a $1.6 million expense related to the settlement of a lawsuit during 2006.

2006 vs. 2005

Other Income

Excluding investment securities gains, total other income increased $4.8 million, or 3.5%, including $5.8 million contributed by acquisitions. Excluding acquisitions and investment securities gains, other income decreased $1.0 million, or 0.7%.

Total service charges on deposit accounts increased $3.6 million, or 8.9%, with acquisitions contributing $2.3 million. The remaining increase was due to increases of $1.2 million in overdraft fees and $1.2 million in cash management fees, offset by a $1.1 million decrease in other service charges on deposit accounts, primarily related to lower fees earned on both personal and commercial non-interest-bearing and interest-bearing demand accounts. During 2006, the rising interest rate environment made cash management services more attractive for business customers.

Investment management and trust services increased slightly by $1.8 million, or 5.0%, primarily due to acquisitions contributing $691,000 and due to increases in trust commission income of $496,000, or 2.2%, resulting from positive trends within equity markets as well as expanded marketing initiatives to attract new customers.

Other service charges and fees increased $2.6 million, or 10.6%, due to acquisitions contributing $2.3 million, increases in letter of credit fees ($921,000, or 21.5%) and debit card fees ($951,000, or 14.7%), offset by decreases in merchant fees ($366,000, or 5.1%). Other income increased $3.0 million, or 29.0%, primarily due to $2.2 million of gains on sales of branch and office facilities during 2006.

Gains on sales of loans decreased $3.9 million, or 15.8%, due to the impact of longer-term mortgage rates, resulting in both decreased volumes of $351.8 million, or 15.3%, and lower spreads on sales of 17 basis points, offset by a $1.1 million increase contributed by acquisitions.

Investment securities gains increased $814,000, or 12.3%, in 2006. Investment securities gains, net of realized losses, included realized gains on the sale of equity securities of $7.0 million in 2006, compared to $5.8 million in 2005, and $474,000 and $843,000 in 2006 and 2005, respectively, on the sale of debt securities, which were generally sold to take advantage of the interest rate environment.

Other Expenses

Total other expenses increased $49.7 million, or 15.7%, in 2006, including $42.7 million due to acquisitions.

Salaries and employee benefits increased $32.0 million, or 17.6%, in 2006, with acquisitions contributing $20.1 million to salaries expense and $4.1 million to employee benefits. Excluding the impact of acquisitions, salaries expense increased $6.8 million, or 4.7%. The increase was driven primarily by normal salary increases for existing employees and, to a lesser extent, due to an increase in the number of full-time employees. Also contributing to the increase in salaries was a $646,000 increase in stock-based compensation expense and $1.3 million of bonuses accrued under a new corporate management incentive compensation plan, offset by a $630,000 decrease in bonuses accrued under pre-existing subsidiary incentive compensation plans. Excluding the impact of acquisitions, employee benefits increased $1.0 million, or 3.0%, due primarily to increased healthcare costs of $1.4 million, or 9.2%. Also contributing to the increase was a $626,000, or 8.0%, increase in profit sharing expenses. These increases were offset by decreased costs related to the Corporation's defined benefit pension plan of $1.3 million, or 36.1%, as a result of a $10.7 million contribution to the plan in 2005.

Net occupancy expense increased $7.2 million, or 24.7%, due to acquisitions contributing $5.1 million, the expansion of the branch network, higher maintenance and utility costs, increased rent expense and depreciation of real property. Equipment expense increased $2.3 million, or 19.4%, in 2006, due to acquisitions contributing $1.8 million, increased depreciation expense for equipment, higher rent expense related to office equipment and additions from the expansion of the branch network. A total of 12 and 8 new branch offices were opened in 2006 and 2005, respectively.

Data processing expense decreased $167,000, or 1.3%, due to savings realized from the consolidation of back office systems of two of the Corporation's recently acquired subsidiary banks, offset by increases of $1.2 million attributable to acquisitions. Advertising expense increased $1.8 million, or 20.6%, primarily related to acquisitions contributing $1.3 million and due to increased discretionary promotional campaigns during 2006. Professional fees decreased $336,000, or 6.2%, primarily related to legal fee recoveries in 2006 related to recoveries of non-accrual loans, offset by increases of $321,000 attributable to acquisitions.

Other expenses increased $2.4 million, or 5.4%, in 2006. The impact of acquisitions added $4.3 million to other expenses. Excluding acquisitions, the $1.9 million decrease in other expenses was mainly due to a decrease of $1.0 million in losses recorded in connection with the settlement of a previously disclosed lawsuit. In addition, in 2005, the Corporation recorded a $600,000 expense for a loss incurred in a subsidiary bank's mortgage operations. Finally, the Corporation realized certain state tax recoveries in 2006.

Income Taxes

Income taxes decreased $16.9 million, or 21.0%, in 2007 and increased $9.1 million, or 12.7%, in 2006. The Corporation's effective tax rate (income taxes divided by income before income taxes) was 29.4%, 30.2% and 30.1% in 2007, 2006 and 2005, respectively. In general, the variances from the 35% Federal statutory rate consisted of tax-exempt interest income and investments in low and moderate income housing partnerships (LIH Investments), which generate Federal tax credits. Net credits associated with LIH investments were $3.7 million, $3.9 million and $4.9 million in 2007, 2006 and 2005, respectively. The additional decrease in the effective rate in 2007 resulted from the significant losses incurred in 2007 for the Resource Mortgage issues generating a tax benefit at the Corporation's 35% marginal Federal income tax rate.

For additional information regarding income taxes, see Note K, "Income Taxes", in the Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

The table below presents a comparative condensed ending balance sheet for the Corporation.

	December 31		Increase (decrease)	
	2007	2006	$	%
	(dollars in thousands)			
Assets:				
Cash and due from banks	**$ 381,283**	$ 355,018	$ 26,265	7.4%
Other earning assets	**125,137**	267,230	(142,093)	(53.2)
Investment securities	**3,153,552**	2,878,238	275,314	9.6
Loans, net of allowance	**11,096,877**	10,267,439	829,438	8.1
Premises and equipment	**193,296**	191,401	1,895	1.0
Goodwill and intangible assets	**654,908**	663,775	(8,867)	(1.3)
Other assets	**318,045**	295,863	22,182	7.5
Total Assets	**$ 15,923,098**	$ 14,918,964	$ 1,004,134	6.7%
Liabilities and Shareholders' Equity:				
Deposits	**$ 10,105,445**	$ 10,232,469	$ (127,024)	(1.2%)
Short-term borrowings	**2,383,944**	1,680,840	703,104	41.8
Long-term debt	**1,642,133**	1,304,148	337,985	25.9
Other liabilities	**216,656**	185,197	31,459	17.0
Total Liabilities	**14,348,178**	13,402,654	$ 945,524	7.1
Shareholders' equity	**1,574,920**	1,516,310	58,610	3.9
Total Liabilities and Shareholders' Equity	**$ 15,923,098**	$ 14,918,964	$ 1,004,134	6.7%

Total assets increased $1.0 billion, or 6.7%, to $15.9 billion at December 31, 2007, from $14.9 billion at December 31, 2006. Total loans, net of the allowance for loan losses, increased $829.4 million, or 8.1%. During 2007, proceeds from short and long-term borrowings were used to fund loan growth, and to a lesser extent, investment security purchases. Total deposits decreased $127.0 million, or 1.2%, to $10.1 billion at December 31, 2007, while total borrowings increased $1.0 billion, or 34.9%.

Loans

The following table presents loans outstanding, by type, as of the dates shown:

	December 31				
	2007	2006	2005	2004	2003
			(in thousands)		
Commercial – industrial, financial and agricultural	**$ 3,427,085**	$ 2,965,186	$ 2,375,669	$ 2,273,138	$ 1,948,968
Real-estate – commercial mortgage	**3,502,282**	3,213,809	2,831,405	2,461,016	1,992,650
Real-estate – residential mortgage	**851,577**	696,836	567,733	543,072	434,568
Real-estate – home equity	**1,501,231**	1,455,439	1,205,523	1,107,067	888,409
Real-estate – construction	**1,342,923**	1,428,809	851,451	595,567	307,108
Consumer	**500,708**	523,066	520,098	488,059	498,428
Leasing and other	**89,383**	100,711	79,738	72,795	77,646
	11,215,189	10,383,856	8,431,617	7,540,714	6,147,777
Unearned income	**(10,765)**	(9,533)	(6,889)	(6,799)	(7,577)
Total	**$ 11,204,424**	$ 10,374,323	$ 8,424,728	$ 7,533,915	$ 6,140,200

Total loans, net of unearned income, increased $830.1 million, or 8.0%, in 2007, primarily due to increases in commercial loan and commercial mortgage categories, which together grew $750.4 million, or 12.1%, offset by decreases in construction loans ($85.9 million, or 6.0%) and consumer loans ($22.4 million, or 4.3%). Increases in residential mortgage loans of $154.7 million, or 22.2%, and in home equity loans of $45.8 million, or 3.1%, also contributed to the increase in loans. The growth in these types of loans resulted from originations of adjustable rate mortgages for portfolio and the repurchase of loans by Resource Mortgage.

Approximately $4.8 billion, or 43.2%, of the Corporation's loan portfolio was in commercial mortgage and construction loans at December 31, 2007, compared to 44.8% at December 31, 2006. While the Corporation does not have a concentration of credit risk with any single borrower or industry, repayments on loans in these portfolios can be negatively influenced by decreases in real estate values. The Corporation mitigates this risk through stringent underwriting policies and procedures.

Investment Securities

The following table presents the carrying amount of investment securities held to maturity (HTM) and available for sale (AFS) as of the dates shown:

	December 31								
	2007			2006			2005		
	HTM	**AFS**	**Total**	HTM	AFS	Total	HTM	AFS	Total
					(in thousands)				
Equity securities	**$ -**	**$ 191,725**	**$ 191,725**	$ -	$ 165,636	$ 165,636	$ -	$ 135,532	$ 135,532
U.S. Government securities	**-**	**14,536**	**14,536**	-	17,066	17,066	-	35,118	35,118
U.S. Government sponsored agency securities	**6,478**	**202,523**	**209,001**	7,648	288,465	296,113	7,512	212,650	220,162
State and municipal	**1,120**	**521,538**	**522,658**	1,262	488,279	489,541	5,877	438,987	444,864
Corporate debt securities	**25**	**165,982**	**166,007**	75	70,637	70,712	-	65,834	65,834
Collateralized mortgage obligations	**-**	**594,775**	**594,775**	-	492,524	492,524	-	262,503	262,503
Mortgage-backed securities	**2,662**	**1,452,188**	**1,454,850**	3,539	1,343,107	1,346,646	4,869	1,393,263	1,398,132
Total	**$ 10,285**	**$3,143,267**	**$3,153,552**	$ 12,524	$2,865,714	$2,878,238	$ 18,258	$2,543,887	$2,562,145

Total investment securities increased $275.3 million, or 9.6%, to a balance of $3.2 billion at December 31, 2007. Proceeds from maturities and sales were reinvested in the portfolio based on balance sheet management considerations, such as the Corporation's overall funding position and the current and expected interest rate environment. The increase over 2006 reflects the "pre-purchase" of investments with cash proceeds that are expected to be received over the next six months, generally from U.S. government sponsored agency mortgage-backed securities. This allowed the Corporation to obtain rates more favorable than those expected in the near future.

The Corporation classified 99.7% of its investment portfolio as available for sale at December 31, 2007 and, as such, these investments were recorded at their estimated fair values. The net unrealized loss on non-equity available for sale investment securities decreased from $41.0 million at December 31, 2006 to $6.5 million at December 31, 2007, generally due to changes in interest rates.

At December 31, 2007, equity securities consisted of FHLB and other government agency stock ($109.7 million), stocks of other financial institutions ($69.4 million) and mutual funds and other ($12.6 million). Historically, the financial institutions stock portfolio was a source of capital appreciation and realized gains ($1.8 million in 2007, $7.0 million in 2006 and $5.8 million in 2005). However, this portfolio has experienced recent declines in value consistent with the industry as a whole, and as of December 31, 2007, the portfolio has net unrealized losses of $23.3 million. Management evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. Based on that evaluation and the Corporation's ability and intent to hold those investments for a reasonable period of time sufficient for a recovery of fair value, the Corporation does not consider those investments to be other than temporarily impaired at December 31, 2007.

As of December 31, 2007, the Corporation did not have any collateralized debt obligations in its investment portfolio, and all of its mortgage-backed securities and collateralized mortgage obligations were government sponsored agency-guaranteed.

Other Assets

Cash and due from banks increased $26.3 million, or 7.4%. Because of the daily fluctuations that result in the normal course of business, cash is more appropriately analyzed in terms of average balances. On an average balance basis, cash and due from banks decreased $6.1 million, or 1.8%, from $335.9 million in 2006 to $329.8 million in 2007.

Other earning assets decreased $142.1 million, or 53.2%, primarily due to a $135.1 million, or 56.5%, decrease in loans held for sale. The decrease in loans held for sale was due to an increase in average longer-term mortgage rates during 2006 and the first half of 2007 and the exit from the national wholesale residential mortgage business at Resource Mortgage.

Premises and equipment increased $1.9 million, or 1.0%, to $193.3 million. The increase reflects additions primarily for the construction of new branch facilities, offset by the sales of branch and office facilities during 2007. The Corporation expects to incur approximately $12 million of capital expenditures related to information technology hardware and software, which will be purchased from third party vendors, in 2008.

Goodwill and intangible assets decreased $8.9 million, or 1.3%. The decrease was due primarily to $8.3 million of amortization expense related to intangible assets, and $1.1 million of trade name intangible asset write-offs recorded in 2007. See also Note F, "Goodwill and Intangible Assets", in the Notes to Consolidated Financial Statements for additional information.

Other assets increased $22.2 million, or 7.5%, to $318.0 million. The increase was primarily due to a $10.8 million increase in other real estate owned, due to the 2007 Resource Mortgage loan repurchases, a $7.4 million increase in the deferred tax asset due to the reserve for Resource Mortgage loans which may be repurchased, and an increase of $6.8 million related to a reclassification of the overfunded status of the Corporation's defined benefit pension plan, which was curtailed in April 2007. These increases were offset by a $4.8 million decrease in receivables related to investment security sales and maturities. See also Note L, "Employee Benefit Plans", in the Notes to Consolidated Financial Statements for additional information related to the Corporation's curtailment of the defined benefit pension plan.

Deposits and Borrowings

Deposits decreased $127.0 million, or 1.2%, to $10.1 billion at December 31, 2007. During 2007, total demand deposits decreased $77.8 million, or 2.2%, savings deposits decreased $155.8 million, or 6.8%, and time deposits increased $106.5 million, or 2.4%. The increase in time deposits resulted from the price sensitivity of customers who have taken advantage of favorable interest rates offered on time deposits.

Short-term borrowings increased $703.1 million, or 41.8%, primarily due to a $650.0 million increase in overnight FHLB advances and partially due to a $52.8 million increase in short-term promissory notes and customer repurchase agreements. Long-term debt increased $338.0 million, or 25.9%, primarily due to an increase in FHLB advances to fund loan growth and investment purchases, as well as the Corporation's issuance of $100.0 million of ten-year subordinated notes in May 2007.

As a result of decreases in demand and savings deposits, in late 2007 the Corporation increased its variable rate funding in the form of short-term borrowings to support continued loan growth and to fund investment securities purchases. This is in contrast to the trend of lower reliance on short-term borrowings which occurred throughout the second half of 2006 and the first half of 2007, which resulted in a decrease in short-term borrowings on an annual average basis, as shown in the "Net Interest Income" section of Management's Discussion.

Other Liabilities

Other liabilities increased $31.5 million, or 17.0%. The increase was primarily attributable to a $7.8 million increase in accrued interest payable related to the increase in time deposit balances, a $12.8 million increase in the reserve for potential repurchases of residential mortgage loans and home equity loans sold by Resource Mortgage, and a $4.7 million increase related to the Corporation's reclassification of its reserve for unfunded commitments from the allowance for loan losses to other liabilities as of December 31, 2007.

Shareholders' Equity

Total shareholders' equity increased $58.6 million, or 3.9%, to $1.6 billion, or 9.9% of ending total assets, as of December 31, 2007. This growth was due primarily to 2007 net income of $152.7 million, a $9.1 million reversal of other comprehensive loss due to the curtailment of the defined benefit pension plan, an increase of $8.5 million related to unrealized holding gains on investment securities, and $7.5 million of stock issuances. These increases were offset by $103.5 million of dividends paid to shareholders and $18.2 million of treasury stock purchases.

Total treasury stock purchases were approximately 1.2 million shares in 2007, 1.1 million shares in 2006 and 5.3 million shares in 2005. The Corporation had a stock repurchase plan in place for 1.0 million shares which expired on December 31, 2007. Through December 31, 2007, 135,000 shares had been repurchased under this plan.

The dividend payout ratio, or dividends per share divided by diluted net income per share, of 68.0% in 2007 increased from 54.8% in 2006. This growth reflects a lower net income level, while maintaining a consistent dividend rate.

The Corporation and its subsidiary banks are subject to regulatory capital requirements administered by various banking regulators. Failure to meet minimum capital requirements can initiate certain actions by regulators that could have a material effect on the Corporation's financial statements. The regulations require that banks maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital to average assets (as defined). As of December 31, 2007, the Corporation and each of its bank subsidiaries met the minimum capital requirements. In addition, all of the Corporation's bank subsidiaries' capital ratios exceeded the amounts required to be considered "well capitalized" as defined in the regulations. See also Note J, "Regulatory Matters", in the Notes to Consolidated Financial Statements.

Contractual Obligations and Off-Balance Sheet Arrangements

The Corporation has various financial obligations that require future cash payments. These obligations include the payment of liabilities recorded on the Corporation's consolidated balance sheet as well as contractual obligations for purchased services or for operating leases. The following table summarizes significant contractual obligations to third parties, by type, that were fixed and determinable at December 31, 2007:

	Payments Due In				
	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
			(in thousands)		
Deposits with no stated maturity (1)	$ 5,568,900	$ -	$ -	$ -	$ 5,568,900
Time deposits (2)	3,732,333	472,626	138,218	193,368	4,536,545
Short-term borrowings (3)	2,383,944	-	-	-	2,383,944
Long-term debt (3)	143,490	557,997	70,244	870,402	1,642,133
Operating leases (4)	9,008	14,408	12,208	42,992	78,616
Purchase obligations (5)	21,516	23,532	3,887	-	48,935

(1) Includes demand deposits and savings accounts, which can be withdrawn by customers at any time.
(2) See additional information regarding time deposits in Note H, "Deposits", in the Notes to Consolidated Financial Statements.
(3) See additional information regarding borrowings in Note I, "Short-Term Borrowings and Long-Term Debt", in the Notes to Consolidated Financial Statements.
(4) See additional information regarding operating leases in Note N, "Leases", in the Notes to Consolidated Financial Statements.
(5) Includes significant information technology, telecommunication and data processing outsourcing contracts. Variable obligations, such as those based on transaction volumes, are not included.

In addition to the contractual obligations listed in the preceding table, the Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk that are not recognized on the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a customer to a third party. Commitments and standby letters of credit do not necessarily represent future cash needs as they may expire without being drawn.

The following table presents the Corporation's commitments to extend credit and letters of credit as of December 31, 2007 (in thousands):

Commercial mortgage, construction and land development	$ 596,169
Home equity	774,159
Credit card	381,732
Commercial and other	2,549,023
Total commitments to extend credit	$ 4,301,083
Standby letters of credit	$ 760,909
Commercial letters of credit	25,974
Total letters of credit	$ 786,883

CRITICAL ACCOUNTING POLICIES

The following is a summary of those accounting policies that the Corporation considers to be most important to the portrayal of its financial condition and results of operations, as they require management's most difficult judgments as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Allowance for Credit Losses – The Corporation accounts for the credit risk associated with its lending activities through the allowance for credit losses. The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents management's estimate of losses inherent in the existing loan portfolio. The reserve for unfunded lending commitments represents management's estimate of losses inherent in its unfunded loan commitments, the balance of which is included in other liabilities. The provision for loan losses is the periodic charge to earnings, which is necessary to adjust the allowance for credit losses to its proper balance. The Corporation assesses the adequacy of its allowance through a methodology that consists of the following:

- Identifying loans for individual review under Statement 114. In general, these consist of large balance commercial loans and commercial mortgages that are rated less than "satisfactory" based upon the Corporation's internal credit-rating process.
- Assessing whether the loans identified for review under Statement 114 are "impaired". That is, whether it is probable that all amounts will not be collected according to the contractual terms of the loan agreement.
- For loans reviewed under Statement 114, calculating the estimated fair value, using observable market prices, discounted cash flows or the value of the underlying collateral.
- Classifying all non-impaired large balance loans based on credit risk ratings and allocating an allowance for loan losses based on appropriate factors, including recent loss history for similar loans.
- Identifying all smaller balance homogeneous loans for evaluation collectively under the provisions of Statement 5. In general, these loans include residential mortgages, consumer loans, installment loans, smaller balance commercial loans and mortgages and lease receivables.
- Statement 5 loans are segmented into groups with similar characteristics and an allowance for loan losses is allocated to each segment based on recent loss history and other relevant information.
- Reviewing the results to determine the appropriate balance of the allowance for credit losses. This review gives additional consideration to factors such as the mix of loans in the portfolio, the balance of the allowance relative to total loans and non-performing assets, trends in the overall risk profile of the portfolio, trends in delinquencies and non-accrual loans and local and national economic conditions.
- An unallocated allowance is maintained to recognize the inherent imprecision in estimating and measuring loss exposure.
- Documenting the results of its review in accordance with SAB 102.

The allowance review methodology is based on information known at the time of the review. Changes in factors underlying the assessment could have a material impact on the amount of the allowance that is necessary and the amount of provision to be charged against earnings. Such changes could impact future results.

Accounting for Business Combinations – The Corporation accounts for all business acquisitions using the purchase method of accounting as required by Statement of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141). Purchase accounting requires the purchase price to be allocated to the estimated fair values of the assets acquired and liabilities assumed. It also requires assessing the existence of and, if necessary, assigning a value to certain intangible assets. The remaining excess purchase price over the fair value of net assets acquired is recorded as goodwill.

The purchase price is established as the value of securities issued for the acquisition, cash consideration paid and certain acquisition-related expenses. The fair values of assets acquired and liabilities assumed are typically established through appraisals, observable market values or discounted cash flows. Management has engaged independent third-party valuation experts to assist in valuing certain assets, particularly intangibles. Other assets and liabilities are generally valued using the Corporation's internal asset/liability modeling system. The assumptions used and the final valuations, whether prepared internally or by a third party, are reviewed by management. Due to the complexity of purchase accounting, final determinations of values can be time consuming and, occasionally, amounts included in the Corporation's consolidated balance sheets and consolidated statements of income are based on preliminary estimates of value.

Goodwill and Intangible Assets – Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142) addresses the accounting for goodwill and intangible assets subsequent to acquisition. Intangible assets are amortized over their estimated lives. Some intangible assets have indefinite lives and are, therefore, not amortized. All intangible assets must be evaluated for impairment if certain events occur. Any impairment write-downs are recognized as expense on the consolidated statements of income.

Goodwill is not amortized to expense, but is evaluated at least annually for impairment. The Corporation completes its annual goodwill impairment test as of October 31st of each year. The Corporation tests for impairment by first allocating its goodwill and other assets and liabilities, as necessary, to defined reporting units. A fair value is then determined for each reporting unit. If the fair values of the reporting units exceed their book values, no write-down of the recorded goodwill is necessary. If the fair values are less than the book values, an additional valuation procedure is necessary to assess the proper carrying value of the goodwill. The Corporation determined that no impairment write-offs were necessary during 2007, 2006 and 2005.

Business unit valuation is inherently subjective, with a number of factors based on assumptions and management judgments. Among these are future growth rates for the reporting units, selection of comparable market transactions, discount rates and earnings capitalization rates. Changes in assumptions and results due to economic conditions, industry factors and reporting unit performance and cash flow projections could result in different assessments of the fair values of reporting units and could result in impairment charges in the future.

If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, an impairment test between annual tests is necessary. Such events may include adverse changes in legal factors or in the business climate, adverse actions by a regulator, unauthorized competition, the loss of key employees, or similar events. The Corporation has not performed an interim goodwill impairment test during the past three years as no such events have occurred. However, such an interim test could be necessary in the future.

Income Taxes – The provision for income taxes is based upon income before income taxes, adjusted for the effect of certain tax-exempt income and non-deductible expenses. In addition, certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate.

The Corporation must also evaluate the likelihood that deferred tax assets will be recovered from future taxable income. If any such assets are more likely than not to not be recovered, a valuation allowance must be recognized. The Corporation recorded a valuation allowance of $7.2 million as of December 31, 2007 for certain state net operating losses that are not expected to be recovered. The assessment of the carrying value of deferred tax assets is based on certain assumptions, changes in which could have a material impact on the Corporation's consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". Specifically, the interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

In May 2007, the FASB issued Interpretation No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48" (Staff Position No. FIN 48-1). Staff Position No. FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Staff Position No. FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have an impact on the consolidated financial statements.

The Corporation adopted the provisions of FIN 48 on January 1, 2007. As a result of adopting FIN 48, the existing reserve for unrecognized tax positions, which was recorded in other liabilities, was reduced by $220,000, with an offsetting increase to retained earnings. As of December 31, 2007, the Corporation's reserve for unrecognized tax positions was $5.8 million.

See also Note K, "Income Taxes", in the Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

In September 2006, the FASB ratified Emerging Issues Task Force (EITF) Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements " (EITF 06-4). EITF 06-4 addresses accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. EITF 06-4 would require that the postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement be recognized as a liability by the employer if that obligation has not been settled through the related insurance arrangement. EITF 06-4 is effective for fiscal years beginning after December 15, 2007, or January 1, 2008 for the Corporation. The adoption of EITF 06-4 is not expected to have a material impact on the consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurement" (Statement 157). Statement 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosure requirements for fair value measurements. Statement 157 does not require any new fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007, or January 1, 2008 for the Corporation. The adoption of Statement 157 is not expected to have a material impact on the consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities —Including an Amendment of FASB Statement No. 115" (Statement 159). Statement 159 permits entities to choose to measure many financial instruments and certain other items at fair value and amends Statement 115 to, among other things, require certain disclosures for amounts for which the fair value option is applied. Additionally, this standard provides that an entity may reclassify held-to-maturity and available-for-sale securities to the trading account when the fair value option is elected for such securities, without calling into question the intent to hold other securities to maturity in the future. This standard is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, or January 1, 2008 for the Corporation. The adoption of Statement 159 is not expected to have a material impact on the consolidated financial statements.

In March 2007, the FASB ratified EITF Issue 06-10, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements" (EITF 06-10). EITF 06-10 addresses accounting for collateral assignment split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. EITF 06-10 provides guidance for determining the liability for the postretirement benefit aspects of collateral assignment-type split-dollar life insurance arrangements, as well as the recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007, or January 1, 2008 for the Corporation. The adoption of EITF 06-10 is not expected to have a material impact on the consolidated financial statements.

In June 2007, the FASB ratified EITF Issue 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). EITF 06-11 requires that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007, or January 1, 2008 for the Corporation. The adoption of EITF 06-11 is not expected to have a material impact on the consolidated financial statements.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109 (Topic 5DD), "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB 109). SAB 109 provides an interpretation of the SEC's views regarding derivative loan commitments that are accounted for at fair value through earnings under U.S. GAAP. Specifically, the interpretation requires registrants that record fair value measurements of derivative loan commitments through earnings also include the future cash flows related to the loan's servicing rights. SAB 109 is effective for all derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007, or January 1, 2008 for the Corporation. The adoption of SAB 109 is not expected to have a material impact on the consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" (Statement 141R). The statement establishes principles and requirements for how an acquirer: recognizes and measures in its financial statement the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Statement 141R is effective for all business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, or January 1, 2009 for the Corporation. This standard does not impact acquisitions consummated prior to December 31, 2008.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (Statement 160), which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement is effective for periods beginning on or after December 15, 2008, or January 1, 2009 for the Corporation. The Corporation is currently evaluating the impact of Statement 160 on the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to economic loss that arises from changes in the values of certain financial instruments. The types of market risk exposures generally faced by financial institutions include interest rate risk, equity market price risk, foreign currency risk and commodity price risk. Due to the nature of its operations, only equity market price risk and interest rate risk are significant to the Corporation.

Equity Market Price Risk

Equity market price risk is the risk that changes in the values of equity investments could have a material impact on the financial position or results of operations of the Corporation. The Corporation's equity investments consist of common stocks of publicly traded financial institutions, U.S. Government sponsored agency stocks and money market mutual funds. The equity investments most susceptible to equity market price risk are the financial institutions stocks, which had a cost basis of approximately $92.7 million and a fair value of $69.4 million at December 31, 2007. Gross unrealized gains and losses in this portfolio were approximately $281,000 and $23.6 million at December 31, 2007, respectively.

Although the carrying value of the financial institutions stocks accounted for only 0.4% of the Corporation's total assets, the Corporation has a history of realizing gains from this portfolio. However, significant declines in the values of financial institution stocks held in this portfolio have reduced the likelihood of realizing significant gains in the near term. In addition, if the values of the stocks held in this portfolio continue to decline and there is an indication that the decline is "other than temporary", the Corporation may be required to write-down the values of financial institution stocks in the future, depending on the facts and circumstances surrounding the decrease in the fair value of each individual financial institution's stock.

Management continuously monitors the fair value of its equity investments and evaluates current market conditions and operating results of the companies. Periodic sale and purchase decisions are made based on this monitoring process. None of the Corporation's equity securities are classified as trading. Future cash flows from these investments are not provided in the table on page 48 as such investments do not have maturity dates.

The Corporation has evaluated, based on existing accounting guidance, whether any unrealized losses on individual equity investments constituted other than temporary impairment, which would require a write-down through a charge to earnings. Based on the results of such evaluations, the Corporation recorded write-downs of $292,000 in 2007, $122,000 in 2006 and $65,000 in 2005 for specific equity securities which were deemed to exhibit other than temporary impairment in value. Additional impairment charges may be necessary depending upon the performance of the equity markets in general and the performance of the individual investments held by the Corporation. See also Note C, "Investment Securities", in the Notes to Consolidated Financial Statements.

In addition to its equity portfolio, the Corporation's investment management and trust services revenue could be impacted by fluctuations in the securities markets. A portion of the Corporation's trust revenue is based on the value of the underlying investment portfolios. If securities values decline, the Corporation's revenue could be negatively impacted. In addition, the ability of the Corporation to sell its equities brokerage services is dependent, in part, upon consumers' level of confidence in the outlook for rising securities prices.

Interest Rate Risk, Asset/Liability Management and Liquidity

Interest rate risk creates exposure in two primary areas. First, changes in rates have an impact on the Corporation's liquidity position and could affect its ability to meet obligations and continue to grow. Second, movements in interest rates can create fluctuations in the Corporation's net interest income and changes in the economic value of its equity.

The Corporation employs various management techniques to minimize its exposure to interest rate risk. An Asset/Liability Management Committee (ALCO), consisting of key financial and senior management personnel, meets on a bi-weekly basis. The ALCO is responsible for reviewing the interest rate sensitivity position of the Corporation, approving asset and liability management policies, and overseeing the formulation and implementation of strategies regarding balance sheet positions and earnings. The primary goal of asset/liability management is to address the liquidity and net interest income risks noted above.

From a liquidity standpoint, the Corporation must maintain a sufficient level of liquid assets to meet the cash needs of its customers, who, as depositors, may want to withdraw funds or who, as borrowers, need credit availability. Liquidity is provided on a continuous basis through scheduled and unscheduled principal and interest payments on outstanding loans and investments and through the availability of deposits and borrowings. The Corporation also maintains secondary sources that provide liquidity on a secured and unsecured basis to meet short-term needs.

The Corporation's sources and uses of cash were discussed in general terms in the "Overview" section of Management's Discussion. The consolidated statements of cash flows provide additional information. The Corporation generated $304.7 million in cash from operating activities during 2007, mainly due to net income and the proceeds from the sales of mortgage loans held for sale exceeding the originations of mortgage loans held for sale. Investing activities resulted in a net cash outflow of $1.1 billion in 2007 due to the purchase of investment securities and the net increase in loans exceeding the proceeds from sales and maturities of investments. Financing activities resulted in net cash proceeds of $800.2 million in 2007, compared to net cash proceeds of $911.8 million in 2006 as net funds provided by additions of long-tern debt and short-term borrowings and increases in time deposits exceeded repayments of long-term debt, decreases in demand and savings accounts, and shareholder dividends.

Liquidity must also be managed at the Fulton Financial Corporation Parent Company level. For safety and soundness reasons, banking regulations limit the amount of cash that can be transferred from subsidiary banks to the Parent Company in the form of loans and dividends. Generally, these limitations are based on the subsidiary banks' regulatory capital levels and their net income. The Parent Company meets its cash needs through dividends and loans from subsidiary banks, and through external borrowings.

In 2007, the Parent Company entered into a revolving line of credit agreement with an unaffiliated bank. Under the terms of the agreement, the Parent Company can borrow up to $100.0 million with interest calculated based on a short-term London Interbank Offering Rate (LIBOR) repriced daily. The credit agreement requires the Corporation to maintain certain financial ratios related to capital strength and earnings. As of December 31, 2007, there were no amounts outstanding under this agreement. The Corporation was in compliance with all required covenants under the credit agreement as of December 31, 2007.

In May 2007, the Corporation issued $100.0 million of ten-year subordinated notes, which mature on May 1, 2017 and carry a fixed rate of 5.75%, and an effective rate of approximately 5.96% as a result of issuance costs. Interest is paid semi-annually in May and November of each year. In January 2006, the Corporation purchased all of the common stock of a new Delaware business trust, Fulton Capital Trust I, which was formed for the purpose of issuing $150.0 million of trust preferred securities at an effective rate of approximately 6.50%. In connection with this transaction, the Parent Company issued $154.6 million of junior subordinated deferrable interest debentures to the trust. These debentures carry the same rate and mature on February 1, 2036. In 2005, the Corporation issued $100.0 million of ten-year subordinated notes, which mature April 1, 2015 and carry a fixed rate of 5.35% and an effective rate of 5.49% as a result of issuance costs. Interest is paid semi-annually.

These borrowings, most notably the revolving line of credit agreement, supplement the liquidity available from subsidiaries through dividends and provide some flexibility in Parent Company cash management. Management continues to monitor the liquidity and capital needs of the Parent Company and will implement appropriate strategies, as necessary, to remain well capitalized and to meet its cash needs.

At December 31, 2007, liquid assets (defined as cash and due from banks, short-term investments, Federal funds sold, mortgages available for sale, securities available for sale, and non-mortgage-backed securities held to maturity due in one year or less) totaled $3.6 billion, or 22.9% of total assets. This level of liquid assets compares to $3.5 billion, or 23.2% of total assets, at December 31, 2006.

The following tables present the expected maturities of investment securities at December 31, 2007 and the weighted average yields of such securities (calculated based on historical cost):

HELD TO MATURITY (at amortized cost)

	MATURING							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. Government sponsored agency securities	$ -	-	$ 6,478	4.50%	$ -	-	$ -	-
State and municipal (1)	142	4.16	978	6.12	-	-	-	-
Other securities	25	-	-	-	-	-	-	-
Total	$ 167	3.53%	$ 7,456	4.72%	$ -	-	$ -	-
Mortgage-backed securities (2)	$ 2,662	6.48%						

AVAILABLE FOR SALE (at estimated fair value)

	MATURING							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. Government securities	$ 14,536	5.00%	$ -	-	$ -	-	$ -	-
U.S. Government sponsored agency securities (3)	32,841	4.66	165,026	5.08	3,800	5.13	856	6.68
State and municipal (1)	32,931	4.77	309,238	4.81	28,678	6.61	150,691	6.73
Other securities	2,285	6.20	2,938	6.97	34,509	6.07	126,250	7.14
Total	$ 82,593	4.81%	$477,202	4.91%	$ 66,987	6.24%	$277,797	6.92%
Collateralized mortgage obligations (2)	$ 594,775	5.35%						
Mortgage-backed securities (2)	$1,452,188	4.50%						

(1) Weighted average yields on tax-exempt securities have been computed on a fully tax-equivalent basis assuming a tax rate of 35% and statutory interest expense disallowances.

(2) Maturities for mortgage-backed securities and collateralized mortgage obligations are dependent upon the interest rate environment and prepayments on the underlying loans. For the purpose of this table, the entire balance and weighted average rate is shown in one period.

(3) Includes Small Business Administration securities, whose maturities are dependent upon prepayments on the underlying loans. For the purpose of this table, amounts are based upon contractual maturities.

The Corporation's investment portfolio consists mainly of mortgage-backed securities and collateralized mortgage obligations which have stated maturities that may differ from actual maturities due to borrowers' ability to prepay obligations. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans, and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans decrease. As rates decrease, cash flows generally increase as prepayments increase.

The following table presents the approximate contractual maturity and interest rate sensitivity of certain loan types, excluding consumer loans and leases, subject to changes in interest rates as of December 31, 2007:

	One Year or Less	One Through Five Years	More Than Five Years	Total
		(in thousands)		
Commercial, financial and agricultural:				
Floating rate	$ 1,721,417	$ 546,461	$ 234,115	$ 2,501,993
Fixed rate	308,210	483,352	133,530	925,092
Total	$ 2,029,627	$ 1,029,813	$ 367,645	$ 3,427,085
Real-estate – mortgage:				
Floating rate	$ 826,614	$ 1,876,348	$ 1,301,157	$ 4,004,119
Fixed rate	455,635	1,054,141	341,195	1,850,971
Total	$ 1,282,249	$ 2,930,489	$ 1,642,352	$ 5,855,090
Real-estate – construction:				
Floating rate	$ 949,959	$ 144,220	$ 49,519	$ 1,143,698
Fixed rate	68,823	60,525	69,877	199,225
Total	$ 1,018,782	$ 204,745	$ 119,396	$ 1,342,923

From a funding standpoint, even though the Corporation has experienced notable changes in the composition and interest sensitivity of its "core" deposit base, it has been able to rely on this base to provide needed liquidity. In addition, the Corporation issues certificates of deposits in various denominations, including jumbo time deposits, repurchase agreements and short-term borrowings as potential sources of liquidity.

Contractual maturities of time deposits of $100,000 or more outstanding at December 31, 2007 are as follows (in thousands):

Three months or less	$ 485,929
Over three through six months	425,847
Over six through twelve months	335,075
Over twelve months	145,560
Total	$ 1,392,411

Each of the Corporation's subsidiary banks is a member of the FHLB and has access to FHLB overnight and term credit facilities. At December 31, 2007, the Corporation had $1.9 billion in overnight and term advances outstanding from the FHLB with an additional $751.2 million of borrowing capacity (including both short-term funding on its lines of credit and long-term borrowings). This availability, along with Federal funds lines at various correspondent banks, provides the Corporation with additional liquidity.

The following table provides information about the Corporation's interest rate sensitive financial instruments. The table presents expected cash flows and weighted average rates for each significant interest rate sensitive financial instrument, by expected maturity period (dollars in thousands).

	Expected Maturity Period							Estimated
	2008	2009	2010	2011	2012	Beyond	Total	Fair Value
Fixed rate loans (1)	$1,006,084	$ 722,089	$ 523,740	$ 357,721	$ 248,789	$ 554,477	$ 3,412,900	$ 3,404,838
Average rate	6.61%	6.47%	6.65%	6.82%	6.82%	6.47%	6.60%	
Floating rate loans (1) (7)	3,528,533	943,024	692,669	567,324	466,129	1,588,467	7,786,146	7,785,853
Average rate	7.45%	7.31%	7.40%	7.43%	6.94%	6.72%	7.24%	
Fixed rate investments (2)	681,565	437,012	554,037	221,725	219,988	700,652	2,814,979	2,813,492
Average rate	4.24%	4.23%	3.88%	4.48%	4.95%	5.54%	4.56%	
Floating rate investments (2)	1,208	60	500	-	-	158,495	160,263	155,360
Average rate	4.72%	5.94%	6.63%	-	-	5.95%	5.94%	
Other interest-earning assets	125,137	-	-	-	-	-	125,137	125,137
Average rate	6.03%	-	-	-	-	-	6.03%	
Total	$5,342,527	$ 2,102,185	$ 1,770,946	$ 1,146,770	$ 934,906	$ 3,002,091	$14,299,425	$ 14,284,680
Average rate	6.85%	6.38%	6.08%	6.67%	6.44%	6.36%	6.54%	
Fixed rate deposits (3)	$3,742,002	$ 323,267	$ 146,335	$ 82,034	$ 51,470	$ 159,615	$ 4,504,723	$ 4,512,434
Average rate	4.60%	4.29%	4.40%	4.75%	4.39%	4.38%	4.56%	
Floating rate deposits (4)	1,688,576	259,135	259,135	245,664	238,509	2,909,827	5,600,846	5,600,847
Average rate	2.48%	0.96%	0.96%	0.86%	0.80%	0.63%	1.24%	
Fixed rate borrowings (5)	183,094	199,107	354,131	25,108	45,098	481,868	1,288,406	1,331,490
Average rate	5.46%	4.66%	5.36%	5.08%	4.96%	5.48%	5.29%	
Floating rate borrowings (6)	2,380,398	-	-	-	-	356,930	2,737,328	2,737,328
Average rate	4.14%	-	-	-	-	3.92%	4.11%	
Total	$7,994,070	$ 781,509	$ 759,601	$ 352,806	$335,077	$ 3,908,240	$ 14,131,303	$ 14,182,099
Average rate	4.03%	3.28%	3.67%	2.07%	1.91%	1.68%	3.22%	

(1) Amounts are based on contractual payments and maturities, adjusted for expected prepayments.
(2) Amounts are based on contractual maturities; adjusted for expected prepayments on mortgage-backed securities, collateralized mortgage obligations and expected calls on agency and municipal securities.
(3) Amounts are based on contractual maturities of time deposits.
(4) Estimated based on history of deposit flows.
(5) Amounts are based on contractual maturities of debt instruments, adjusted for possible calls.
(6) Amounts include Federal funds purchased, short-term promissory notes, floating FHLB advances and securities sold under agreements to repurchase, which mature in less than 90 days, in addition to junior subordinated deferrable interest debentures.
(7) Line of credit amounts are based on historical cash flow assumptions, with an average life of approximately 5 years.

The preceding table and discussion addressed the liquidity implications of interest rate risk and focused on expected cash flows from financial instruments. Expected maturities, however, do not necessarily reflect the net interest income impact of interest rate changes. Certain financial instruments, such as adjustable rate loans, have repricing periods that differ from expected cash flows. Fair market value adjustments related to acquisitions are not included in the preceding table.

In addition to the interest rate sensitive financial instruments included in the preceding table, the Corporation also had interest rate swaps with a notional amount of $248.0 million as of December 31, 2007. These swaps were used to hedge certain long-term fixed rate certificates of deposit. The terms of the certificates of deposit and the interest rate swaps are similar and were committed to simultaneously. Under the terms of the swap agreements, the Corporation is the fixed rate receiver and the floating rate payer (generally tied to the three-month LIBOR, a common index used for setting rates between financial institutions). The combination of the interest rate swaps and the issuance of the certificates of deposit generates long-term floating rate funding for the Corporation. As of December 31, 2007, the Corporation's weighted average receive and pay rates were 4.72% and 4.89%, respectively.

Included within the $7.8 billion of floating rate loans above, are $3.4 billion, or 43% of the total, that float with the prime interest rate, $3.6 billion, or 46%, of adjustable rate loans, and $800.0 million of loans which float with other interest rates, primarily LIBOR. The $3.6 billion of adjustable rate loans include loans that are fixed rate instruments for a certain period of time, and then convert to floating rates. The following table presents the percentage of adjustable rate loans, stratified by their initial fixed term:

Fixed Rate Term	Percent of Total Adjustable Rate Loans
One year	30.6%
Two years	21.1
Three years	19.2
Four years	14.6
Five years	10.9
Greater than five years	3.6

The Corporation uses three complementary methods to measure and manage interest rate risk. They are static gap analysis, simulation of earnings, and estimates of economic value of equity. Using these measurements in tandem provides a reasonably comprehensive summary of the magnitude of interest rate risk in the Corporation, level of risk as time evolves, and exposure to changes in interest rate relationships.

Static gap provides a measurement of repricing risk in the Corporation's balance sheet as of a point in time. This measurement is accomplished through stratification of the Corporation's assets and liabilities into repricing periods. The sum of assets and liabilities in each of these periods are compared for mismatches within that maturity segment. Core deposits having no contractual maturities are placed into repricing periods based upon historical balance performance. Repricing for mortgage loans, mortgage-backed securities and collateralized mortgage obligations includes the effect of expected cash flows. Estimated prepayment effects are applied to these balances based upon industry projections for prepayment speeds. The Corporation's policy limits the cumulative six-month ratio of rate sensitive assets to rate sensitive liabilities (RSA/RSL) to a range of 0.85 to 1.00. During the fourth quarter of 2007, economic forecasts became heavily biased toward a more protracted period of declining interest rates. As a result, the Corporation undertook measures to mitigate the negative impact of declining interest rates on net interest income. Such measures included, but were not limited to, increased emphasis on shorter duration wholesale funding sources and decreased emphasis on higher-rate, longer duration retail certificates of deposit. While these efforts were successful in reducing the Corporation's exposure to declining interest rates, greater than anticipated declines in retail certificates of deposits resulted in a cumulative six-month gap position that was slightly outside of policy limits at December 31, 2007. The cumulative six-month gap as of December 31, 2007 was a negative 8.5% and the cumulative six-month RSA/RSL was 0.83. By January 31, 2008, however, this policy exception was corrected.

It is important to note that static gap analysis does not give effect to prepayments or extensions of loans as a result of changes in general market rates. Moreover, the static gap position does not indicate the opportunities to reprice assets and liabilities within certain time frames, or account for timing differences that occur during periods of repricing. Consequently, the Corportion also uses a simulation analysis to assess and manage its interest rate risk. Net interest income simulation results, as of December 31, 2007 indicated a very neutral position in both rising and declining interest rate environments.

The simulation analysis measures the potential change in earnings over a one-year time horizon and in the economic value of portfolio equity, captures optionality factors such as call features embedded in the investment portfolio and actual or implied caps or floors embedded in loan and deposit product pricing, and includes assumptions as to the timing and magnitude of movements in interest rates associated with the Corporation's variable rate funding sources.

A variety of interest rate scenarios are used to measure the effects of sudden and gradual movements upward and downward in the yield curve. These results are compared to the results obtained in a flat or unchanged interest rate scenario. Simulation of earnings is used primarily to measure the Corporation's short-term earnings exposure to rate movements. The Corporation's policy limits the potential exposure of net interest income to 10% of the base case net interest income for a 100 basis point shock in interest rates, 15% for a 200 basis point shock and 20% for a 300 basis point shock. A "shock' is an immediate upward or downward movement of interest rates across the yield curve based upon changes in the prime rate. The shocks do not take into account changes in customer behavior that could result in changes to mix and/or volumes in the balance sheet nor do they account for competitive pricing over the forward 12-month period. The following table summarizes the expected impact of interest rate shocks on net interest income:

Rate Shock	Annual change in net interest income	% Change
+300 bp	- $3.5 million	-0.7%
+200 bp	- $2.3 million	-0.5%
+100 bp	- $1.2 million	-0.2%
-100 bp	- $0.6 million	-0.1%
-200 bp	- $5.3 million	-1.0%
-300 bp	- $11.2 million	-2.2%

Economic value of equity estimates the discounted present value of asset and liability cash flows. Discount rates are based upon market prices for like assets and liabilities. Upward and downward shocks of interest rates are used to determine the comparative effect of such interest rate movements relative to the unchanged environment. This measurement tool is used primarily to evaluate the longer-term repricing risks and options in the Corporation's balance sheet. A policy limit of 10% of economic equity may be at risk for every 100 basis point shock movement in interest rates. As of December 31, 2007, the Corporation was within economic value of equity policy limits.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per-share data)

	December 31	
Assets	**2007**	2006
Cash and due from banks	**$ 381,283**	$ 355,018
Interest-bearing deposits with other banks	**11,330**	27,529
Federal funds sold	**9,823**	659
Loans held for sale	**103,984**	239,042
Investment securities:		
Held to maturity (estimated fair value of $10,399 in 2007 and $12,534 in 2006)	**10,285**	12,524
Available for sale	**3,143,267**	2,865,714
Loans, net of unearned income	**11,204,424**	10,374,323
Less: Allowance for loan losses	**(107,547)**	(106,884)
Net Loans	**11,096,877**	10,267,439
Premises and equipment	**193,296**	191,401
Accrued interest receivable	**73,435**	71,825
Goodwill	**624,072**	626,042
Intangible assets	**30,836**	37,733
Other assets	**244,610**	224,038
Total Assets	**$ 15,923,098**	$ 14,918,964
Liabilities		
Deposits:		
Noninterest-bearing	**$ 1,722,211**	$ 1,831,419
Interest-bearing	**8,383,234**	8,401,050
Total Deposits	**10,105,445**	10,232,469
Short-term borrowings:		
Federal funds purchased	**1,057,335**	1,022,351
Other short-term borrowings	**1,326,609**	658,489
Total Short-Term Borrowings	**2,383,944**	1,680,840
Accrued interest payable	**69,238**	61,392
Other liabilities	**147,418**	123,805
Federal Home Loan Bank advances and long-term debt	**1,642,133**	1,304,148
Total Liabilities	**14,348,178**	13,402,654
Shareholders' Equity		
Common stock, $2.50 par value, 600 million shares authorized, 191.8 million shares issued in 2007 and 190.8 million shares issued in 2006	**479,559**	476,987
Additional paid-in capital	**1,254,369**	1,246,823
Retained earnings	**141,993**	92,592
Accumulated other comprehensive loss	**(21,773)**	(39,091)
Treasury stock (18.3 million shares in 2007 and 17.1 million shares in 2006), at cost	**(279,228)**	(261,001)
Total Shareholders' Equity	**1,574,920**	1,516,310
Total Liabilities and Shareholders' Equity	**$ 15,923,098**	$ 14,918,964

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per-share data)

	Year Ended December 31		
Interest Income	**2007**	2006	2005
Loans, including fees	**$ 801,175**	$ 727,297	$ 517,413
Investment securities:			
Taxable	**99,621**	97,652	74,921
Tax-exempt	**17,423**	14,896	12,114
Dividends	**8,227**	6,568	4,793
Loans held for sale	**11,501**	15,564	14,940
Other interest income	**1,630**	2,530	1,586
Total Interest Income	**939,577**	864,507	625,767
Interest Expense			
Deposits	**294,395**	246,941	140,774
Short-term borrowings	**73,983**	78,043	34,414
Long-term debt	**82,455**	53,960	38,031
Total Interest Expense	**450,833**	378,944	213,219
Net Interest Income	**488,744**	485,563	412,548
Provision for Loan Losses	**15,063**	3,498	3,120
Net Interest Income After Provision for Loan Losses	**473,681**	482,065	409,428
Other Income			
Service charges on deposit accounts	**46,500**	43,773	40,198
Investment management and trust services	**38,665**	37,441	35,669
Other service charges and fees	**32,151**	26,792	24,229
Gains on sales of mortgage loans	**14,294**	21,086	25,032
Investment securities gains, net	**1,740**	7,439	6,625
Other	**14,674**	13,344	12,545
Total Other Income	**148,024**	149,875	144,298
Other Expenses			
Salaries and employee benefits	**217,526**	213,913	181,889
Net occupancy expense	**39,965**	36,493	29,275
Operating risk loss	**27,229**	4,818	5,552
Equipment expense	**13,892**	14,251	11,938
Data processing	**12,755**	12,228	12,395
Advertising	**11,334**	10,638	8,823
Intangible amortization	**8,334**	7,907	5,311
Other	**74,420**	65,743	61,108
Total Other Expenses	**405,455**	365,991	316,291
Income Before Income Taxes	**216,250**	265,949	237,435
Income Taxes	**63,532**	80,422	71,361
Net Income	**$ 152,718**	$ 185,527	$ 166,074
Per-Share Data:			
Net Income (Basic)	**$ 0.88**	$ 1.07	$ 1.01
Net Income (Diluted)	**0.88**	1.06	1.00
Cash Dividends	**0.598**	0.581	0.540

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Number of Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
				(dollars in thousands)			
Balance at January 1, 2005	165,008,000	$ 335,604	$ 1,018,403	$ 60,924	$ (10,133)	$ (160,711)	$ 1,244,087
Comprehensive Income:							
Net Income				166,074			166,074
Unrealized loss on securities (net of $14.1 million tax effect)					(26,219)		(26,219)
Unrealized loss on derivative financial instruments (net of $1.2 million tax effect)					(2,185)		(2,185)
Less - reclassification adjustment for gains included in net income (net of $2.3 million tax expense)					(4,306)		(4,306)
Minimum pension liability adjustment (net of $300,000 tax effect)					558		558
Total comprehensive income							133,922
5-for-4 stock split paid in the form of a 25 % stock dividend		84,046	(84,114)				(68)
Stock issued, including related tax benefits	1,176,000	1,809	4,449			5,071	11,329
Stock-based compensation awards			771				771
Stock issued for acquisition of SVB Financial Services, Inc.	3,934,000	9,368	57,199				66,567
Acquisition of treasury stock	(5,250,000)					(85,168)	(85,168)
Cash dividends - $0.540 per share				(88,469)			(88,469)
Balance at December 31, 2005	164,868,000	$ 430,827	$ 996,708	$ 138,529	$ (42,285)	$ (240,808)	$ 1,282,971
Comprehensive Income:							
Net Income				185,527			185,527
Unrealized gain on securities (net of $9.8 million tax effect)					18,132		18,132
Unrealized loss on derivative financial instruments (net of $702,000 tax effect)					(1,304)		(1,304)
Less - reclassification adjustment for gains included in net income (net of $2.6 million tax expense)					(4,835)		(4,835)
Total comprehensive income							197,520
Adjustment to initially apply Statement 158 (net of $4.7 million tax effect)					(8,799)		(8,799)
Stock dividend - 5%		22,648	107,952	(130,600)			-
Stock issued, including related tax benefits	1,222,000	2,989	6,868				9,857
Stock-based compensation awards			1,687				1,687
Stock issued for acquisition of Columbia Bancorp	8,619,000	20,523	133,608				154,131
Acquisition of treasury stock	(1,061,000)					(16,770)	(16,770)
Accelerated share repurchase settlement						(3,423)	(3,423)
Cash dividends - $0.581 per share				(100,864)			(100,864)
Balance at December 31, 2006	173,648,000	$ 476,987	$ 1,246,823	$ 92,592	$ (39,091)	$ (261,001)	$ 1,516,310
Comprehensive Income:							
Net Income				152,718			152,718
Unrealized gain on securities (net of $4.6 million tax effect)					8,470		8,470
Unrealized loss on derivative financial instruments (net of $3,000 tax effect)					(5)		(5)
Less - reclassification adjustment for gains included in net income (net of $608,000 tax expense)					(1,131)		(1,131)
Defined benefit pension plan curtailment (net of $4.9 million tax effect)					9,122		9,122
Unrecognized pension and postretirement costs arising in 2007 plan years (net of $462,000 tax effect)					858		858
Amortization of unrecognized pension and postretirement costs (net of $2,000 tax benefit)					4		4
Total comprehensive income							170,036
Stock issued, including related tax benefits	1,029,000	2,572	4,937				7,509
Stock-based compensation awards			2,609				2,609
Cumulative effect of FIN 48 adoption				220			220
Acquisition of treasury stock	(1,174,000)					(18,227)	(18,227)
Cash dividends - $0.598 per share				(103,537)			(103,537)
Balance at December 31, 2007	173,503,000	$ 479,559	$ 1,254,369	$ 141,993	$ (21,773)	$ (279,228)	$ 1,574,920

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 152,718	$ 185,527	$ 166,074
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	15,063	3,498	3,120
Depreciation and amortization of premises and equipment	19,711	19,270	16,265
Net amortization of investment security premiums	2,111	3,608	5,158
Deferred income tax (benefit) expense	(13,646)	(5,779)	990
Investment securities gains	(1,740)	(7,439)	(6,625)
Gains on sales of loans	(14,294)	(21,086)	(25,468)
Proceeds from sales of mortgage loans held for sale	1,268,882	1,948,276	2,300,098
Originations of mortgage loans held for sale	(1,149,807)	(1,922,854)	(2,315,410)
Amortization of intangible assets	8,334	7,907	5,311
Impairment write-off of intangible assets	1,069	-	-
Stock-based compensation	2,639	1,687	1,041
Excess tax benefits from stock-based compensation	(111)	(783)	(269)
Increase in accrued interest receivable	(1,610)	(11,908)	(10,501)
Decrease (increase) in other assets	16,315	(12,613)	5,376
Increase in accrued interest payable	7,846	21,741	11,008
Decrease in other liabilities	(8,789)	(7,384)	(7,750)
Total adjustments	151,973	16,141	(17,656)
Net cash provided by operating activities	304,691	201,668	148,418
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of securities available for sale	365,559	147,194	143,806
Proceeds from maturities of securities held to maturity	3,191	5,923	10,846
Proceeds from maturities of securities available for sale	490,252	598,111	666,060
Purchase of securities held to maturity	(2,287)	(698)	(4,403)
Purchase of securities available for sale	(1,111,203)	(868,876)	(861,897)
Decrease in short-term investments	7,035	20,598	78,265
Net increase in loans	(809,562)	(886,372)	(589,053)
Net cash paid for acquisitions	-	(109,729)	(3,791)
Net purchase of premises and equipment	(21,606)	(32,642)	(30,263)
Net cash used in investing activities	(1,078,621)	(1,126,491)	(590,430)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in demand and savings deposits	(233,523)	(137,546)	35,153
Net increase in time deposits	106,499	596,240	400,672
Additions to long-term debt	1,463,633	550,166	319,606
Repayments of long-term debt	(1,125,648)	(186,499)	(168,207)
Increase in short-term borrowings	703,104	197,795	104,438
Dividends paid	(103,122)	(98,022)	(85,495)
Net proceeds from issuance of common stock	7,368	9,074	10,722
Excess tax benefits from stock-based compensation	111	783	269
Acquisition of treasury stock	(18,227)	(20,193)	(85,168)
Net cash provided by financing activities	800,195	911,798	531,990
Net Increase (Decrease) in Cash and Due From Banks	26,265	(13,025)	89,978
Cash and Due From Banks at Beginning of Year	355,018	368,043	278,065
Cash and Due From Banks at End of Year	$ 381,283	$ 355,018	$ 368,043
Supplemental Disclosures of Cash Flow Information			
Cash paid during period for:			
Interest	$ 442,987	$ 357,203	$ 202,211
Income taxes	65,053	77,327	60,539

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business: Fulton Financial Corporation (Parent Company) is a multi-bank financial holding company which provides a full range of banking and financial services to businesses and consumers through its eleven wholly owned banking subsidiaries: Fulton Bank, Swineford National Bank, Lafayette Ambassador Bank, FNB Bank N.A., Hagerstown Trust Company, Delaware National Bank, The Bank, The Peoples Bank of Elkton, Skylands Community Bank, Resource Bank and The Columbia Bank as well as its financial services subsidiaries, Fulton Financial Advisors, N.A., and Fulton Insurance Services Group, Inc. In addition, the Parent Company owns the following non-bank subsidiaries: Fulton Financial Realty Company, Fulton Reinsurance Company, LTD, Central Pennsylvania Financial Corp., FFC Management, Inc, Virginia Financial Services, LLC and FFC Penn Square, Inc. Collectively, the Parent Company and its subsidiaries are referred to as the Corporation.

During 2007 and 2006, the Corporation completed the consolidation of certain wholly owned banking subsidiaries. In December 2006, the former Premier Bank subsidiary consolidated with Fulton Bank. In February 2007, the former First Washington State Bank subsidiary consolidated with The Bank. In May 2007, the former Somerset Valley Bank subsidiary consolidated with Skylands Community Bank. In July 2007, the former Lebanon Valley Farmers Bank subsidiary consolidated with Fulton Bank. In addition, during 2007, the Corporation announced the consolidation of Resource Bank with Fulton Bank, which is expected to occur in the first quarter of 2008.

The Corporation's primary sources of revenue are interest income on loans and investment securities and fee income on its products and services. Its expenses consist of interest expense on deposits and borrowed funds, provision for loan losses, other operating expenses and income taxes. The Corporation's primary competition is other financial services providers operating in its region. Competitors also include financial services providers located outside the Corporation's geographical market as a result of the growth in electronic delivery systems. The Corporation is subject to the regulations of certain Federal and state agencies and undergoes periodic examinations by such regulatory authorities.

The Corporation offers, through its banking subsidiaries, a full range of retail and commercial banking services throughout central and eastern Pennsylvania, Delaware, Maryland, New Jersey and Virginia. Industry diversity is the key to the economic well being of these markets, and the Corporation is not dependent upon any single customer or industry.

Basis of Financial Statement Presentation: The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Parent Company and all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Investments: Debt securities are classified as held to maturity at the time of purchase when the Corporation has both the intent and ability to hold these investments until they mature. Such debt securities are carried at cost, adjusted for amortization of premiums and accretion of discounts using the effective yield method. The Corporation does not engage in trading activities, however, since the investment portfolio serves as a source of liquidity, most debt securities and all marketable equity securities are classified as available for sale. Securities available for sale are carried at estimated fair value with the related unrealized holding gains and losses reported in shareholders' equity as a component of other comprehensive income, net of tax. Realized securities gains and losses are computed using the specific identification method and are recorded on a trade date basis. Securities are evaluated periodically to determine whether declines in value are other than temporary. Declines in value that are determined to be other than temporary are recorded as realized losses on the consolidated statements of income.

Loans and Revenue Recognition: Loan and lease financing receivables are stated at their principal amount outstanding, except for loans held for sale, which are carried at the lower of aggregate cost or market value. Loans transferred from held for sale to portfolio are reclassified at the lower of cost or market, with write-downs recorded as other expense. Interest income on loans is accrued as earned. Unearned income on lease financing receivables is recognized on a basis which approximates the effective yield method. Premiums and discounts on purchased loans are amortized as an adjustment to interest income using the effective yield method.

Accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest, except for adequately collateralized mortgage loans. When interest accruals are discontinued, unpaid interest credited to income is reversed.

Non-accrual loans are restored to accrual status when all delinquent principal and interest become current or the loan is considered secured and in the process of collection.

Loan Origination Fees and Costs: Loan origination fees and the related direct origination costs are offset and the net amount is deferred and amortized over the life of the loan using the effective interest method as an adjustment to interest income. For mortgage loans sold, the net amount is included in gain or loss upon the sale of the related mortgage loan.

Allowance for Credit Losses: The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents management's estimate of losses inherent in the existing loan portfolio and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management's estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on the consolidated balance sheet. The allowance for credit losses is increased by charges to expense, through the provision for loan losses, and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance for credit losses is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated fair value of underlying collateral and current economic conditions, among other considerations. Management believes that the allowance for loan losses and the reserve for unfunded lending commitments are adequate, however, future changes to the allowance or reserve may be necessary based on changes in any of these factors.

The allowance for loan losses consists of two components – specific allowances allocated to individually impaired loans, as defined by the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (Statement 114), and allowances calculated for pools of loans under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (Statement 5).

Commercial loans and commercial mortgages are reviewed for impairment under Statement 114 if they are both greater than $100,000 and rated less than "satisfactory" based upon the Corporation's internal credit-rating process. A satisfactory loan does not present more than a normal credit risk based on the strength of the borrower's management, financial condition and trends, and the type and sufficiency of underlying collateral, it is expected that the borrower will be able to satisfy the terms of the loan agreement.

A loan is considered to be impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or fair value of the collateral if the loan is collateral dependent. An allowance is allocated to an impaired loan if the carrying value exceeds the estimated fair value.

All loans not reviewed for impairment are evaluated under Statement 5. In addition to commercial loans and mortgages not meeting the impairment evaluation criteria discussed above, these loans include residential mortgages, consumer loans, installment loans and lease receivables. These loans are segmented into groups with similar characteristics and an allowance for loan losses is allocated to each segment based on quantitative factors, such as recent loss history, and qualitative factors, such as economic conditions and trends.

Loans and lease financing receivables deemed to be a loss are written off through a charge against the allowance for credit losses. Consumer loans are generally charged off when they become 120 days past due if they are not adequately secured by real estate. All other loans are evaluated for possible charge-off when it is probable that the balance will not be collected, based on the ability of the borrower to pay and the value of the underlying collateral. Recoveries of loans previously charged off are recorded as increases to the allowance for credit losses. Past due status is determined based on contractual due dates for loan payments.

Lease financing receivables include both open and closed end leases for the purchase of vehicles and equipment. Residual values are set at the inception of the lease and are reviewed periodically for impairment. If the impairment is considered to be other than temporary, the resulting reduction in the net investment in the lease is recognized as a loss in the period when impairment occurs.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is generally computed using the straight-line method over the estimated useful lives of the related assets, which are a maximum of 50 years for buildings and improvements, 8 years for furniture and 5 years for equipment. Leasehold improvements are amortized over the shorter of 15 years or the non-cancelable lease term. Interest costs incurred during the construction of major bank premises are capitalized.

Other Real Estate Owned: Assets acquired in settlement of mortgage loan indebtedness are recorded as other real estate owned and are included in other assets on the consolidated balance sheet initially at the lower of the estimated fair value of the asset less estimated selling costs or the carrying amount of the loan. Costs to maintain the assets and subsequent gains and losses on sales are included in other expense or other income, as appropriate.

Mortgage Servicing Rights: The estimated fair value of mortgage servicing rights (MSR's) related to loans sold and serviced by the Corporation is recorded as an asset upon the sale of such loans. MSR's are amortized as a reduction to servicing income over the estimated lives of the underlying loans. In addition, MSR's are evaluated quarterly for impairment and, if necessary, additional write-offs are recorded.

Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" (Statement 156), requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. Statement 156 also provides guidance on subsequent measurement methods for each class of separately recognized servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. This statement was effective for fiscal years beginning after September 15, 2006, or January 1, 2007 for the Corporation. The Corporation elected to continue amortizing MSR's over the estimated lives of the underlying loans. As a result, the adoption of this standard did not impact the Corporation's consolidated financial statements.

Derivative Financial Instruments: As of December 31, 2007, interest rate swaps with a notional amount of $248.0 million were used to hedge certain long-term fixed rate certificates of deposit. The terms of the certificates of deposit and the interest rate swaps are similar and were committed to simultaneously. Under the terms of the swap agreements, the Corporation is the fixed rate receiver and the floating rate payer (generally tied to the three month London Interbank Offering Rate, or LIBOR, a common index used for setting rates between financial institutions). The interest rate swaps are classified as fair value hedges and both the interest rate swaps and the certificates of deposit are recorded at fair value, with changes in the fair values during the period recorded to other expense. The fair values of the interest rate swaps are recorded as a component of other liabilities on the consolidated balance sheets. For interest rate swaps accounted for as fair value hedges, ineffectiveness is the difference between the changes in the fair value of the interest rate swaps and the hedged items, in this case the certificates of deposit. The Corporation's analysis of effectiveness indicated the hedges were highly effective as of December 31, 2007. For the year ended December 31, 2007, a net loss of $287,000 was recorded in other expense, representing the net impact of the changes in fair values of the interest rate swaps and the certificates of deposit, compared to a net gain of $217,000 recorded for the year ended December 31, 2006.

The Corporation entered into a forward-starting interest rate swap with a notional amount of $150.0 million in October 2005 in anticipation of the issuance of trust preferred securities in January 2006. This swap was accounted for as a cash flow hedge as it hedged the variability of interest payments attributable to changes in interest rates on the forecasted issuance of fixed-rate debt. The total loss recorded as a reduction to accumulated other comprehensive income upon settlement of this derivative is being amortized to interest expense over the life of the related securities using the effective interest method. The amount of net losses in accumulated other comprehensive income that will be reclassified into earnings in 2008 is expected to be approximately $120,000.

In February 2007, the Corporation entered into a forward-starting interest swap with a notional amount of $100.0 million in anticipation of the issuance of subordinated debt in May 2007. This swap was accounted for as a cash flow hedge as it hedged the variability of interest payments attributable to changes in interest rates on the forecasted issuance of fixed-rate debt. The Corporation settled this derivative on its contractual maturity date in April 2007 with a total payment of $232,000 to the counterparty, including a $151,000 charge to other comprehensive income (net of an $81,000 tax effect). The total loss recorded as a reduction to accumulated other comprehensive income is being amortized to interest expense over the life of the related securities using the effective interest method. The amount of net losses in accumulated other comprehensive income that will be reclassified into earnings in 2008 is expected to be approximately $15,000.

Income Taxes: The provision for income taxes is based upon income before income taxes, adjusted primarily for the effect of tax-exempt income and net credits received from investments in low and moderate income housing partnerships (LIH investments). Certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate. The deferred income tax provision or benefit is based on the changes in the deferred tax asset or liability from period to period.

Stock-Based Compensation: The Corporation accounts for its stock-based compensation awards in accordance with Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (Statement 123R), which requires public companies to recognize compensation expense related to stock-based compensation awards in their income statements. Compensation expense is equal to the fair value of the stock-based compensation awards, net of estimated forfeitures, and is recognized over the vesting period of such awards.

Net Income Per Share: The Corporation's basic net income per share is calculated as net income divided by the weighted average number of shares outstanding. For diluted net income per share, net income is divided by the weighted average number of shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents, calculated using the treasury stock method. The Corporation's common stock equivalents consist of outstanding stock options and restricted stock.

A reconciliation of the weighted average shares outstanding used to calculate basic net income per share and diluted net income per share follows. There were no adjustments to net income to arrive at diluted net income per share.

	2007	2006	2005
		(in thousands)	
Weighted average shares outstanding (basic)	**173,295**	172,830	164,234
Impact of common stock equivalents	**1,091**	2,042	2,026
Weighted average shares outstanding (diluted)	**174,386**	174,872	166,260
Stock options excluded from the diluted shares computation as their effect would have been anti-dilutive	**4,426**	2,179	1,197

Disclosures about Segments of an Enterprise and Related Information: The Corporation does not have any operating segments which require disclosure of additional information. While the Corporation owns eleven separate banks, each engages in similar activities, provides similar products and services, and operates in the same general geographical area. The Corporation's non-banking activities are immaterial and, therefore, separate information has not been disclosed.

Financial Guarantees: Financial guarantees, which consist primarily of standby and commercial letters of credit, are accounted for by recognizing a liability equal to the fair value of the guarantees and crediting the liability to income over the term of the guarantee. Fair value is estimated using the fees currently charged to enter into similar agreements with similar terms.

Business Combinations and Intangible Assets: The Corporation accounts for its acquisitions using the purchase accounting method as required by Statement of Financial Accounting Standards No. 141, "Business Combinations". Purchase accounting requires the total purchase price to be allocated to the estimated fair values of assets and liabilities acquired, including certain intangible assets that must be recognized. Typically, this allocation results in the purchase price exceeding the fair value of net assets acquired, which is recorded as goodwill.

As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142), goodwill is not amortized to expense, but is tested for impairment at least annually. Write-downs of the balance, if necessary as a result of the impairment test, are to be charged to expense in the period in which goodwill is determined to be impaired. The Corporation performs its annual test of goodwill impairment as of October 31st of each year. Based on the results of these tests, the Corporation concluded that there was no impairment, and no write-downs were recorded in 2007, 2006 or 2005. If certain events occur which might indicate goodwill has been impaired between annual tests, the goodwill must be tested when such events occur.

Variable Interest Entities: FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities (revised December 2003) – An Interpretation of ARB No. 51" (FIN 46R), provides guidance on when to consolidate certain Variable Interest Entities (VIE's) in the financial statements of the Corporation. VIE's are entities in which equity investors do not have a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional financial support from other parties. Under FIN 46R, a company must consolidate a VIE if the company has a variable interest that will absorb a majority of the VIE's losses, if they occur, and/or receive a majority of the VIE's residual returns, if they occur. For the Corporation, FIN 46R affects securities issued by subsidiary trusts (Subsidiary Trusts) and its LIH investments.

The provisions of FIN 46R related to Subsidiary Trusts, as interpreted by the Securities and Exchange Commission (SEC), disallow consolidation of Subsidiary Trusts in the financial statements of the Corporation. As a result, securities that were issued by the trusts (Trust Preferred Securities) are not included in the Corporation's consolidated balance sheets. The junior subordinated debentures issued by the Parent Company to the Subsidiary Trusts, which have the same total balance and rate as the combined equity securities and trust preferred securities issued by the Subsidiary Trusts, remain in long-term debt (See Note I, "Short-Term Borrowings and Long-Term Debt").

LIH Investments are amortized under the effective interest method over the life of the Federal income tax credits generated as a result of such investments, generally ten years. At December 31, 2007 and 2006, the Corporation's LIH Investments, included in other assets on the consolidated balance sheets, totaled $37.2 million and $41.3 million, respectively. The net income tax benefit associated with these investments was $3.7 million, $3.9 million and $4.9 million in 2007, 2006 and 2005, respectively. None of the Corporation's LIH Investments met the consolidation criteria of FIN 46 or its related interpretations as of December 31, 2007 or 2006.

New Accounting Standards: In September 2006, the FASB ratified Emerging Issues Task Force (EITF) Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements " (EITF 06-4). EITF 06-4 addresses accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. EITF 06-4 would require that the postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement be recognized as a liability by the employer if that obligation has not been settled through the related insurance arrangement. EITF 06-4 is effective for fiscal years beginning after December 15, 2007, or January 1, 2008 for the Corporation. The adoption of EITF 06-4 is not expected to have a material impact on the consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurement" (Statement 157). Statement 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosure requirements for fair value measurements. Statement 157 does not require any new fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007, or January 1, 2008 for the Corporation. The adoption of Statement 157 is not expected to have a material impact on the consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" (Statement 159). Statement 159 permits entities to choose to measure many financial instruments and certain other items at fair value and amends Statement 115 to, among other things, require certain disclosures for amounts for which the fair value option is applied. Additionally, this standard provides that an entity may reclassify held-to-maturity and available-for-sale securities to the trading account when the fair value option is elected for such securities, without calling into question the intent to hold other securities to maturity in the future. This standard is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, or January 1, 2008 for the Corporation. The adoption of Statement 159 is not expected to have a material impact on the consolidated financial statements.

In March 2007, the FASB ratified EITF Issue 06-10, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements" (EITF 06-10). EITF 06-10 addresses accounting for collateral assignment split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. EITF 06-10 provides guidance for determining the liability for the postretirement benefit aspects of collateral assignment-type split-dollar life insurance arrangements, as well as the recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007, or January 1, 2008 for the Corporation. The adoption of EITF 06-10 is not expected to have a material impact on the consolidated financial statements.

In June 2007, the FASB ratified EITF Issue 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" (EITF 06-11). EITF 06-11 requires that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007, or January 1, 2008 for the Corporation. The adoption of EITF 06-11 is not expected to have a material impact on the consolidated financial statements.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109 (Topic 5DD), "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB 109). SAB 109 provides an interpretation of the SEC's views regarding derivative loan commitments that are accounted for at fair value through earnings under U.S. GAAP. Specifically, the interpretation requires registrants that record fair value measurements of derivative loan commitments through earnings to also include the future cash flows related to the loan's servicing rights. SAB 109 is effective for all derivative loan commitments issued or modified in fiscal quarters beginning after

December 15, 2007; or January 1, 2008 for the Corporation. The adoption of SAB 109 is not expected to have a material impact on the consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" (Statement 141R). The statement establishes principles and requirements for how an acquirer: recognizes and measures in its financial statement the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Statement 141R is effective for all business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, or January 1, 2009 for the Corporation. This standard does not impact acquisitions consummated prior to December 31, 2008.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (Statement 160), which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The statement is effective for periods beginning on or after December 15, 2008, or January 1, 2009 for the Corporation. The Corporation is currently evaluating the impact of Statement 160 on the consolidated financial statements.

Reclassifications: Certain amounts in the 2006 and 2005 consolidated financial statements and notes have been reclassified to conform to the 2007 presentation.

NOTE B – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Corporation's subsidiary banks are required to maintain reserves, in the form of cash and balances with the Federal Reserve Bank, against their deposit liabilities. The amount of such reserves as of December 31, 2007 and 2006 was $80.3 million and $31.3 million, respectively.

NOTE C – INVESTMENT SECURITIES

The following tables present the amortized cost and estimated fair values of investment securities as of December 31:

2007 Held to Maturity	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
	(in thousands)			
U.S. Government sponsored agency securities	$ 6,478	$ 33	$ -	$ 6,511
State and municipal securities	1,120	7	-	1,127
Corporate debt securities	25	-	-	25
Mortgage-backed securities	2,662	74	-	2,736
	$ 10,285	$ 114	$ -	$ 10,399
2007 Available for Sale				
Equity securities	$ 215,177	$ 282	$ (23,734)	$ 191,725
U.S. Government securities	14,489	47	-	14,536
U.S. Government sponsored agency securities	200,899	1,658	(34)	202,523
State and municipal securities	520,670	2,488	(1,620)	521,538
Corporate debt securities	172,907	1,259	(8,184)	165,982
Collateralized mortgage obligations	588,848	6,604	(677)	594,775
Mortgage-backed securities	1,460,219	6,167	(14,198)	1,452,188
	$ 3,173,209	$ 18,505	$ (48,447)	$ 3,143,267
2006 Held to Maturity				
U.S. Government sponsored agency securities	$ 7,648	$ -	$ (68)	$ 7,580
State and municipal securities	1,262	11	-	1,273
Corporate debt securities	75	-	-	75
Mortgage-backed securities	3,539	68	(1)	3,606
	$ 12,524	$ 79	$ (69)	$ 12,534
2006 Available for Sale				
Equity securities	$ 165,931	$ 2,960	$ (3,255)	$ 165,636
U.S. Government securities	17,062	5	(1)	17,066
U.S. Government sponsored agency securities	289,816	129	(1,480)	288,465
State and municipal securities	493,525	1,599	(6,845)	488,279
Corporate debt securities	69,575	1,449	(387)	70,637
Collateralized mortgage obligations	494,484	1,609	(3,569)	492,524
Mortgage-backed securities	1,376,651	2,265	(35,809)	1,343,107
	$ 2,907,044	$ 10,016	$ (51,346)	$ 2,865,714

The amortized cost and estimated fair value of debt securities at December 31, 2007, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(in thousands)			
Due in one year or less	$ 167	$ 167	$ 82,547	$ 82,593
Due from one year to five years	7,456	7,496	476,805	477,202
Due from five years to ten years	-	-	67,784	66,987
Due after ten years	-	-	281,829	277,797
	7,623	7,663	908,965	904,579
Collateralized mortgage obligations	-	-	588,848	594,775
Mortgage-backed securities	2,662	2,736	1,460,219	1,452,188
	$ 10,285	$ 10,399	$2,958,032	$2,951,542

The following table presents information related to the Corporation's realized gains and losses on the sales of equity and debt securities, including losses recognized for other than temporary impairment:

	Gross Realized Gains	Gross Realized Losses	Net Realized Gains
		(in thousands)	
2007:			
Equity securities	$ 1,987	$ 343	$ 1,644
Debt securities	2,158	2,062	96
Total	$ 4,145	$ 2,405	$ 1,740
2006:			
Equity securities	$ 7,128	$ 163	$ 6,965
Debt securities	555	81	474
Total	$ 7,683	$ 244	$ 7,439
2005:			
Equity securities	$ 5,850	$ 68	$ 5,782
Debt securities	1,654	811	843
Total	$ 7,504	$ 879	$ 6,625

Securities carried at $1.5 billion and $1.4 billion at December 31, 2007 and 2006, respectively, were pledged as collateral to secure public and trust deposits, customer repurchase agreements and interest rate swaps. Available for sale equity securities include restricted investment securities issued by the Federal Home Loan Bank and the Federal Reserve Bank totaling $109.3 million and $71.8 million at December 31, 2007 and 2006, respectively.

The following table presents the gross unrealized losses and estimated fair values of investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007:

	Less Than 12 months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(in thousands)					
U.S. Government sponsored agency securities	$ 2,907	$ (6)	$ 5,294	$ (28)	$ 8,201	$ (34)
State and municipal securities	37,528	(180)	219,573	(1,440)	257,101	(1,620)
Corporate debt securities	103,591	(7,501)	7,640	(683)	111,231	(8,184)
Collateralized mortgage obligations	28,495	(198)	74,262	(479)	102,757	(677)
Mortgage-backed securities	71,575	(184)	843,126	(14,014)	914,701	(14,198)
Total debt securities	244,096	(8,069)	1,149,895	(16,644)	1,393,991	(24,713)
Equity securities	51,766	(16,541)	18,745	(7,193)	70,511	(23,734)
	$ 295,862	$ (24,610)	$1,168,640	$ (23,837)	$1,464,502	$ (48,447)

The equity securities within the preceding table consist primarily of common stocks of other financial institutions, which have experienced recent declines in value consistent with the industry as a whole. Management evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. Based on that evaluation and the Corporation's ability and intent to hold those investments for a reasonable period of time sufficient for a recovery of fair value, the Corporation does not consider those investments to be other than temporarily impaired at December 31, 2007.

The unrealized losses on the Corporation's investments in debt securities were caused by interest rate increases. The contractual terms of those investments generally do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. In addition, the contractual cash flows of the Corporation's mortgage-backed securities are guaranteed by an agency sponsored by the U.S. government. Because the decline in market values is attributable to changes in interest rates and not credit quality, and because the Corporation has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Corporation does not consider those investments to be other than temporarily impaired at December 31, 2007.

The Corporation evaluates whether unrealized losses on debt and equity investments indicate other than temporary impairment. Based upon this evaluation, losses of $292,000, $122,000 and $65,000 were recognized in 2007, 2006 and 2005, respectively. For 2007, the other than temporary impairment losses includes losses of $32,000 for the write-down of debt securities. There were no other than temporary impairment write-downs recorded for debt securities in 2006 or 2005.

NOTE D – LOANS AND ALLOWANCE FOR CREDIT LOSSES

Gross loans are summarized as follows as of December 31:

	2007	2006
	(in thousands)	
Commercial – industrial, financial and agricultural	**$ 3,427,085**	$ 2,965,186
Real-estate – commercial mortgage	**3,502,282**	3,213,809
Real-estate – residential mortgage	**851,577**	696,836
Real-estate – home equity	**1,501,231**	1,455,439
Real-estate – construction	**1,342,923**	1,428,809
Consumer	**500,708**	523,066
Leasing and other	**79,175**	76,366
Overdrafts	**10,208**	24,345
	11,215,189	10,383,856
Unearned income	**(10,765)**	(9,533)
	$11,204,424	$10,374,323

Changes in the allowance for credit losses were as follows for the years ended December 31:

	2007	2006	2005
		(in thousands)	
Balance at beginning of year	$ 106,884	$ 92,847	$ 89,627
Loans charged off	(13,739)	(6,969)	(8,204)
Recoveries of loans previously charged off	4,001	4,517	5,196
Net loans charged off	(9,738)	(2,452)	(3,008)
Provision for loan losses	15,063	3,498	3,120
Allowance purchased	-	12,991	3,108
Balance at end of year	$ 112,209	$ 106,884	$ 92,847

The following table presents the components of the allowance for credit losses for the years ended December 31:

	2007	2006	2005
		(in thousands)	
Allowance for loan losses	$ 107,547	$ 106,884	$ 92,847
Reserve for unfunded lending commitments (1)	4,662	-	-
Allowance for credit losses	$ 112,209	$ 106,884	$ 92,847

(1) Reserve for unfunded commitments transferred to other liabilities as of December 31, 2007. Prior periods were not reclassified.

The following table presents non-performing assets as of December 31:

	2007	2006
	(in thousands)	
Non-accrual loans	$ 76,150	$ 33,113
Accruing loans greater than 90 days past due	29,782	20,632
Other real estate owned	14,934	4,103
	$ 120,866	$ 57,848

The recorded investment in loans that were considered to be impaired, as defined by Statement 114, and the related allowance for loan loss at December 31 is summarized as follows:

	2007		2006	
	Recorded Investment	Related Allowance for Loan Loss (1)	Recorded Investment	Related Allowance for Loan Loss (1)
		(in thousands)		
Performing loans	$ 240,255	$ (60,102)	$ 212,451	$ (60,942)
Non-accrual loans	24,500	(9,600)	18,500	(5,100)
Total impaired loans (as defined by Statement 114)	$ 264,755	$ (69,702)	$ 230,951	$ (66,042)

(1) At December 31, 2007 and 2006, there were no impaired loans that did not have a related allowance for loan loss.

The average recorded investment in impaired performing loans during 2007, 2006 and 2005 was approximately $216.8 million, $200.7 million and $119.0 million, respectively. The average recorded investment in impaired non-accrual loans during 2007, 2006 and 2005 was approximately $19.3 million, $13.7 million and $9.1 million, respectively.

The Corporation primarily applies all payments received on non-accruing impaired loans to principal until such time as the principal is paid off, after which time any additional payments received are recognized as interest income. The Corporation recognized interest income of approximately $16.3 million, $15.7 million and $7.2 million on impaired performing loans in 2007, 2006 and 2005, respectively. The Corporation recognized interest income of approximately $515,000, $644,000 and $462,000 on impaired non-accrual loans in 2007, 2006 and 2005, respectively.

The Corporation has extended credit to the officers and directors of the Corporation and to their associates. Related-party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans, including unadvanced commitments, was $303.0 million and $273.9 million at December 31, 2007 and 2006, respectively. During 2007, additions totaled $79.8 million and repayments totaled $50.7 million.

The total portfolio of mortgage loans serviced by the Corporation for unrelated third parties was $957.4 million and $981.4 million at December 31, 2007 and 2006, respectively.

NOTE E – PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2007	2006
	(in thousands)	
Land	**$ 31,902**	$ 30,610
Buildings and improvements	**210,915**	203,551
Furniture and equipment	**139,174**	136,576
Construction in progress	**11,639**	8,034
	393,630	378,771
Less: Accumulated depreciation and amortization	**(200,334)**	(187,370)
	$ 193,296	$ 191,401

NOTE F – GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the changes in goodwill:

	2007	2006	2005
		(in thousands)	
Balance at beginning of year	**$ 626,042**	$ 418,735	$ 364,019
Goodwill (reductions) additions	**(1,970)**	207,307	54,716
Balance at end of year	**$ 624,072**	$ 626,042	$ 418,735

The Corporation did not complete any acquisitions during the year ended December 31, 2007. The decrease in goodwill in 2007 was primarily due to tax benefits realized on the exercise of options assumed in acquisitions.

In 2006, the Corporation acquired Columbia Bancorp (Columbia) of Columbia, Maryland for a total purchase price of $306.0 million. Columbia was a $1.3 billion bank holding company whose primary subsidiary was The Columbia Bank. In 2005, the Corporation acquired SVB Financial Services, Inc. (SVB) for a total purchase price of $90.4 million. SVB was a $530 million bank holding company whose primary subsidiary was Somerset Valley Bank. The goodwill additions in 2006 and 2005, respectively, resulted from these acquisitions.

The following table summarizes intangible assets at December 31:

	2007				2006		
	Gross	**Accumulated Amortization**	**Impairment Write-off**	**Net**	Gross	Accumulated Amortization	Net
				(in thousands)			
Amortizing:							
Core deposit	$ 50,279	$ (24,754)	$ -	$ 25,525	$ 50,279	$ (17,927)	$ 32,352
Trade name........	797	(212)	(585)	-	-	-	-
Unidentifiable and other.......	11,878	(7,830)	-	4,048	9,372	(6,535)	2,837
Total amortizing...	62,954	(32,796)	(585)	29,573	59,651	(24,462)	35,189
Non-amortizing	1,747	-	(484)	1,263	2,544	-	2,544
	$ 64,701	$ (32,796)	$ (1,069)	$ 30,836	$ 62,195	$ (24,462)	$ 37,733

Core deposit intangible assets are amortized using an accelerated method over the estimated remaining life of the acquired core deposits. As of December 31, 2007, these assets had a weighted average remaining life of approximately seven years. Unidentifiable intangible assets, consisting of premiums paid on branch acquisitions which did not qualify for business combinations accounting under Statement 141, had a weighted average life of six years. All remaining amortizing other intangible assets had a weighted average life remaining of seven years. Amortization expense related to intangible assets totaled $8.3 million, $7.9 million and $5.3 million in 2007, 2006 and 2005, respectively.

In 2007, the Corporation recorded $1.1 million of charges to other expense representing the balance of impaired trade name intangibles for three subsidiary banks that consolidated, or are expected to consolidate, with other subsidiary banks. See Note A, "Summary of Significant Accounting Policies" for additional information related to these transactions.

Amortization expense for the next five years is expected to be as follows (in thousands):

Year	
2008	$ 7,161
2009	5,741
2010	5,235
2011	4,239
2012	3,036

NOTE G – MORTGAGE SERVICING RIGHTS

The following table summarizes the changes in mortgage servicing rights (MSR's), which are included in other assets on the consolidated balance sheets:

	2007	2006	2005
		(in thousands)	
Balance at beginning of year...............................	$ 6,599	$ 7,515	$ 8,157
Originations of mortgage servicing rights............	1,099	724	1,548
Amortization expense..	(1,394)	(1,640)	(2,190)
Balance at end of year	$ 6,304	$ 6,599	$ 7,515

MSR's represent the economic value to be derived by the Corporation from its existing contractual rights to service mortgage loans that have been sold. Accordingly, prepayments of the underlying mortgage loan can impact the value of MSR's.

The Corporation estimates the fair value of its MSR's by discounting the estimated cash flows of servicing revenue, net of costs, over the expected life of the underlying loans at a discount rate commensurate with the risk associated with these assets. Expected life is based on the contractual terms of the loans, as adjusted for prepayment projections for mortgage-backed securities with rates and terms comparable to the loans underlying the MSR's. The estimated fair value of MSR's was approximately $7.8 million and $8.2 million at December 31, 2007 and 2006, respectively.

Estimated MSR amortization expense for the next five years, based on balances at December 31, 2007 and the expected remaining lives of the underlying loans, follows (in thousands):

Year	
2008	$ 1,546
2009	1,377
2010	1,183
2011	961
2012	708

NOTE H – DEPOSITS

Deposits consisted of the following as of December 31:

	2007	2006
	(in thousands)	
Noninterest-bearing demand	**$ 1,722,211**	$ 1,831,419
Interest-bearing demand	**1,715,315**	1,683,857
Savings and money market accounts	**2,131,374**	2,287,146
Time deposits	**4,536,545**	4,430,047
	$10,105,445	$10,232,469

Included in time deposits were certificates of deposit equal to or greater than $100,000 of $1.4 billion and $1.2 billion at December 31, 2007 and 2006, respectively. The scheduled maturities of time deposits as of December 31, 2007 are as follows (in thousands):

Year	
2008	$ 3,732,333
2009	323,611
2010	149,015
2011	83,503
2012	54,715
Thereafter	193,368
	$ 4,536,545

NOTE I – SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at December 31, 2007, 2006 and 2005 and the related maximum amounts outstanding at the end of any month in each of the three years then ended are presented below. The securities underlying the repurchase agreements remain in available for sale investment securities.

	December 31			Maximum Outstanding		
	2007	2006	2005	**2007**	2006	2005
	(in thousands)					
Federal funds purchased	**$ 1,057,335**	$ 1,022,351	$ 939,096	**$ 1,122,833**	$ 1,236,941	$ 939,096
FHLB overnight repurchase agreements	**650,000**	-	2,000	**650,000**	2,000	2,000
Securities sold under agreements to repurchase	**228,061**	339,207	352,937	**286,342**	498,541	573,991
Short-term promissory notes	**443,002**	279,076	-	**487,354**	282,035	-
Revolving line of credit	**-**	36,318	-	**82,071**	55,600	33,180
Other	**5,546**	3,888	4,929	**5,552**	5,435	13,219
	$ 2,383,944	$ 1,680,840	$ 1,298,962			

The following table presents information related to securities sold under agreements to repurchase:

	December 31		
	2007	2006	2005
	(dollars in thousands)		
Amount outstanding at December 31	**$ 878,061**	$ 339,207	$ 354,937
Weighted average interest rate at year end	**1.41%**	3.57%	2.61%
Average amount outstanding during the year	**$ 337,690**	$ 356,561	$ 436,244
Weighted average interest rate during the year	**3.67%**	3.40%	2.12%

The Corporation has a $100.0 million revolving line of credit agreement with an unaffiliated bank that provides for interest to be paid on outstanding balances at a floating rate of interest tied to LIBOR. The credit agreement requires the Corporation to maintain certain financial ratios related to capital strength and earnings. The Corporation was in compliance with all required covenants under the credit agreement as of December 31, 2007.

Federal Home Loan Bank advances and long-term debt included the following as of December 31:

	2007	2006
	(in thousands)	
Federal Home Loan Bank advances	**$ 1,259,448**	$ 998,521
Junior subordinated deferrable interest debentures	**185,570**	206,705
Subordinated debt	**200,000**	100,000
Other long-term debt	**1,384**	1,999
Unamortized issuance costs	**(4,269)**	(3,077)
	$ 1,642,133	$ 1,304,148

Excluded from the preceding table is the Parent Company's revolving line of credit with its subsidiary banks ($47.7 million and $75.0 million outstanding at December 31, 2007 and 2006, respectively). This line of credit is secured by equity securities and insurance investments and bears interest at the prime rate, minus 1.50%. Although the line of credit and related interest have been eliminated in consolidation, this borrowing arrangement is senior to the subordinated debt and the junior subordinated deferrable interest debentures.

Federal Home Loan Bank advances mature through March 2027 and carry a weighted average interest rate of 4.90%. As of December 31, 2007, the Corporation had an additional borrowing capacity of approximately $751.2 million with the Federal Home Loan Bank.

Advances from the Federal Home Loan Bank are secured by Federal Home Loan Bank stock, qualifying residential mortgages, investments and other assets.

The following table summarizes the scheduled maturities of Federal Home Loan Bank advances and long-term debt as of December 31, 2007 (in thousands):

Year	
2008	$ 143,490
2009	199,013
2010	358,984
2011	25,372
2012	44,872
Thereafter	870,402
	$ 1,642,133

In May 2007, the Corporation issued $100.0 million of ten-year subordinated notes, which mature on May 1, 2017 and carry a fixed rate of 5.75% and an effective rate of approximately 5.96% as a result of issuance costs. Interest is paid semi-annually in May and November of each year. In March 2005, the Corporation issued $100.0 million of ten-year subordinated notes, which mature April 1, 2015 and carry a fixed rate of 5.35% and an effective rate of approximately 5.49% as a result of issuance costs. Interest is paid semi-annually in October and April of each year.

The Parent Company owns all of the common stock of six Subsidiary Trusts, which have issued Trust Preferred Securities in conjunction with the Parent Company issuing junior subordinated deferrable interest debentures to the trusts. The terms of the junior subordinated deferrable interest debentures are the same as the terms of the Trust Preferred Securities. The Parent Company's obligations under the debentures constitute a full and unconditional guarantee by the Parent Company of the obligations of the trusts. The Trust Preferred Securities are redeemable on specified dates, or earlier if the deduction of interest for Federal income taxes is prohibited, the Trust Preferred Securities no longer qualify as Tier 1 regulatory capital, or if certain other contingencies arise. The Trust Preferred Securities must be redeemed upon maturity. The following table details the terms of the debentures (dollars in thousands):

Debentures Issued to	Fixed/ Variable	Rate at December 31, 2007	Amount	Maturity	Callable	Callable Rate
PBI Capital Trust	Fixed	8.57 %	$ 10,310	8/15/2028	8/15/2008	104.3%
SVB Eagle Statutory Trust I	Variable	8.26 %	4,124	7/31/2031	7/31/2011	100.0
Columbia Bancorp Statutory Trust	Variable	7.48 %	6,186	6/30/2034	6/30/2009	100.0
Columbia Bancorp Statutory Trust II	Variable	6.88 %	4,124	5/15/2035	5/15/2010	100.0
Columbia Bancorp Statutory Trust III	Variable	6.76 %	6,186	6/15/2035	6/15/2010	100.0
Fulton Capital Trust I	Fixed	6.29 %	154,640	2/01/2036	NA	NA
			$ 185,570			

NOTE J – REGULATORY MATTERS

Dividend and Loan Limitations

The dividends that may be paid by subsidiary banks to the Parent Company are subject to certain legal and regulatory limitations. Under such limitations, the total amount available for payment of dividends by subsidiary banks was approximately $300 million at December 31, 2007.

Under current Federal Reserve regulations, the subsidiary banks are limited in the amount they may loan to their affiliates, including the Parent Company. Loans to a single affiliate may not exceed 10%, and the aggregate of loans to all affiliates may not exceed 20%

of each bank subsidiary's regulatory capital. At December 31, 2007, the maximum amount available for transfer from the subsidiary banks to the Parent Company in the form of loans and dividends was approximately $410 million.

Regulatory Capital Requirements

The Corporation's subsidiary banks are subject to various regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiary banks must meet specific capital guidelines that involve quantitative measures of the subsidiary banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The subsidiary banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the subsidiary banks to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (as defined in the regulations). Management believes, as of December 31, 2007, that all of its bank subsidiaries meet the capital adequacy requirements to which they are subject.

As of December 31, 2007, the Corporation's six significant subsidiaries, Fulton Bank, Lafayette Ambassador Bank, Resource Bank, Skylands Community Bank, The Bank and The Columbia Bank, were well capitalized under the regulatory framework for prompt corrective action based on their capital ratio calculations. As of December 31, 2006, the Corporation's five significant subsidiaries, Fulton Bank, Lafayette Ambassador Bank, Resource Bank, The Bank and The Columbia Bank, were also well capitalized. To be categorized as well capitalized, these banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since December 31, 2007 that management believes have changed the institutions' categories.

The following tables present the total risk-based, Tier I risk-based and Tier I leverage requirements for the Corporation and its significant subsidiaries with total assets in excess of $1.0 billion.

	Actual		For Capital Adequacy Purposes		Well Capitalized	
As of December 31, 2007	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
Total Capital (to Risk-Weighted Assets):						
Corporation	$ 1,413,292	11.9%	$ 948,845	8.0%	N/A	
Fulton Bank	569,031	10.4	437,753	8.0	547,191	10.0%
Lafayette Ambassador Bank	121,446	11.8	82,522	8.0	103,153	10.0
Resource Bank	113,146	10.7	84,274	8.0	105,342	10.0
Skylands Community Bank	96,726	10.7	72,096	8.0	90,120	10.0
The Bank	160,951	11.0	117,178	8.0	146,473	10.0
The Columbia Bank	152,892	12.0	101,587	8.0	126,984	10.0
Tier I Capital (to Risk-Weighted Assets):						
Corporation	$ 1,101,083	9.3%	$ 474,422	4.0%	N/A	
Fulton Bank	465,479	8.5	218,876	4.0	328,315	6.0%
Lafayette Ambassador Bank	104,446	10.1	41,261	4.0	61,892	6.0
Resource Bank	93,364	8.9	42,137	4.0	63,205	6.0
Skylands Community Bank	82,840	9.2	36,048	4.0	54,072	6.0
The Bank	132,681	9.1	58,589	4.0	87,884	6.0
The Columbia Bank	137,979	10.9	50,794	4.0	76,191	6.0
Tier I Capital (to Average Assets):						
Corporation	$ 1,101,083	7.4%	$ 447,114	3.0%	N/A	
Fulton Bank	465,479	6.8	205,019	3.0	341,698	5.0%
Lafayette Ambassador Bank	104,446	7.7	40,471	3.0	67,452	5.0
Resource Bank	93,364	6.9	40,440	3.0	67,400	5.0
Skylands Community Bank	82,840	7.2	34,512	3.0	57,520	5.0
The Bank	132,681	7.3	54,809	3.0	91,349	5.0
The Columbia Bank	137,979	9.0	46,009	3.0	76,682	5.0

As of December 31, 2006	Actual Amount	Actual Ratio	For Capital Adequacy Purposes Amount	For Capital Adequacy Purposes Ratio	Well Capitalized Amount	Well Capitalized Ratio
			(dollars in thousands)			
Total Capital (to Risk-Weighted Assets):						
Corporation	$ 1,287,443	11.7%	$ 880,074	8.0%	N/A	
Fulton Bank	496,555	11.2	356,238	8.0	445,297	10.0%
Lafayette Ambassador Bank	107,102	10.7	80,069	8.0	100,086	10.0
Resource Bank	107,459	11.2	76,921	8.0	96,151	10.0
The Bank	119,237	11.4	83,679	8.0	104,599	10.0
The Columbia Bank	147,565	11.9	99,272	8.0	124,090	10.0
Tier I Capital (to Risk-Weighted Assets):						
Corporation	$ 1,080,559	9.8%	$ 440,037	4.0%	N/A	
Fulton Bank	401,584	9.0	178,119	4.0	267,178	6.0%
Lafayette Ambassador Bank	90,332	9.0	40,035	4.0	60,052	6.0
Resource Bank	89,215	9.3	38,460	4.0	57,691	6.0
The Bank	96,821	9.3	41,840	4.0	62,759	6.0
The Columbia Bank	134,167	10.8	49,636	4.0	74,454	6.0
Tier I Capital (to Average Assets):						
Corporation	$ 1,080,559	7.6%	$ 425,125	3.0%	N/A	
Fulton Bank	401,584	7.1	168,974	3.0	281,624	5.0%
Lafayette Ambassador Bank	90,332	7.0	38,942	3.0	64,904	5.0
Resource Bank	89,215	7.0	38,209	3.0	63,681	5.0
The Bank	96,821	7.5	38,821	3.0	64,701	5.0
The Columbia Bank	134,167	9.2	43,573	3.0	72,622	5.0

NOTE K – INCOME TAXES

The components of the provision for income taxes are as follows:

	Year ended December 31 2007	2006	2005
		(in thousands)	
Current tax expense:			
Federal	**$ 75,855**	$ 85,010	$ 69,611
State	**1,323**	1,191	760
	77,178	86,201	70,371
Deferred tax (benefit) expense	**(13,646)**	(5,779)	990
	$ 63,532	$ 80,422	$ 71,361

The differences between the effective income tax rate and the Federal statutory income tax rate are as follows:

	Year ended December 31 2007	2006	2005
Statutory tax rate	**35.0%**	35.0%	35.0%
Effect of tax-exempt income	**(4.4)**	(3.1)	(2.8)
Effect of low income housing investments	**(1.7)**	(1.5)	(2.1)
State income taxes, net of Federal benefit	**0.4**	0.3	0.2
Bank-owned life insurance	**(0.5)**	(0.4)	(0.3)
Other, net	**0.6**	(0.1)	0.1
Effective income tax rate	**29.4%**	30.2%	30.1%

The net deferred tax asset recorded by the Corporation is included in other assets and consists of the following tax effects of temporary differences at December 31:

	2007	2006
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ **39,273**	$ 37,409
Loss and credit carryforwards	**7,221**	11,111
Unrealized holding losses on securities available for sale	**10,480**	14,432
Other accrued expenses	**10,226**	2,594
Deferred compensation	**9,407**	8,954
LIH Investments	**4,251**	3,644
Stock-based compensation	**2,085**	1,930
Derivative financial instruments	**1,789**	1,868
Postretirement and defined benefit plans	**1,570**	5,370
Premises and equipment	**1,125**	1,059
Other	**3,515**	743
Total gross deferred tax assets	**90,942**	89,114
Deferred tax liabilities:		
Intangible assets	**7,846**	10,368
Direct leasing	**5,556**	5,007
Acquisition premiums/discounts	**2,961**	983
Mortgage servicing rights	**2,206**	2,315
Other	**1,083**	2,700
Total gross deferred tax liabilities	**19,652**	21,373
Net deferred tax asset before valuation allowance	**71,290**	67,741
Valuation allowance	**(7,197)**	(11,087)
Net deferred tax asset	$ **64,093**	$ 56,654

The valuation allowance relates to state net operating loss carryforwards for which realizability is uncertain. At December 31, 2007 and 2006, the Corporation had state net operating loss carryforwards of approximately $263 million and $195 million, respectively, which are available to offset future state taxable income, and expire at various dates through 2027. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of these deferred tax assets, net of the valuation allowance, at December 31, 2007.

Uncertain Tax Positions

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". Specifically, the interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

In May 2007, the FASB issued Interpretation No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48" (Staff Position No. FIN 48-1). Staff Position No. FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Staff Position No. FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have an impact on the consolidated financial statements.

The Corporation adopted the provisions of FIN 48 on January 1, 2007. As a result of adopting FIN 48, the existing reserve for unrecognized tax positions, which was recorded in other liabilities, was reduced by $220,000, with a cumulative effect adjustment for the same amount recorded to retained earnings.

The following summarizes the changes in unrecognized tax benefits during 2007 (in thousands):

Balance at beginning of year (1)	$	5,019
Tax positions taken in prior years		(222)
Current period tax positions		1,966
Lapse of statute of limitations		(922)
Balance at end of year	$	5,841

(1) As adjusted for the adoption of FIN 48 on January 1, 2007.

A $222,000 decrease in the unrecognized benefit for a certain Federal position was recognized in 2007 as a result of a favorable court ruling for a similar situation at an unrelated organization. While it is likely that this lower court ruling will be appealed by the IRS, the facts have become more favorable to taxpayers taking this position on their tax returns. It is unlikely that this matter will be fully resolved in the next 12 months, so significant increases or decreases in the unrecognized benefits of this position are not expected during this period.

Virtually all of the Corporation's unrecognized tax benefits are for positions that are taken on an annual basis on Federal and state tax returns. Increases to unrecognized tax benefits will occur as a result of accruing for the nonrecognition of the position for the current year. Decreases will occur as a result of the lapsing of the statute of limitations for the oldest outstanding year which includes the position. These offsetting increases and decreases are likely to continue in the future, including over the next 12 months. While the net effect on total unrecognized tax benefits during this period cannot be reasonably estimated, approximately $1.1 million is expected to reverse in 2008 due to lapsing of the statute of limitations.

Recognition and measurement of tax positions is based on management's evaluations of relevant tax code and appropriate industry information about audit proceedings for comparable positions at other organizations. The Corporation does not expect to have any changes in unrecognized tax benefits as a result of settlements with taxing authorities during the next 12 months.

As of December 31, 2007, all of the $5.8 million of unrecognized tax benefits would impact the effective tax rate, if recognized. Interest accrued related to unrecognized tax benefits is recorded as a component of income tax expense. Penalties, if incurred, would also be recognized in income tax expense. The Corporation recognized approximately $544,000 of interest expense in income tax expense in 2007 related to unrecognized tax positions. As of December 31, 2007, total accrued interest and penalties related to unrecognized tax positions was approximately $1.1 million.

The Corporation, or one of its subsidiaries, files income tax returns in the U.S. Federal jurisdiction, and various states. In most cases, unrecognized tax benefits are related to tax years that remain subject to examination by the relevant taxable authorities. With few exceptions, the Corporation is no longer subject to U.S. Federal, state and local examinations by tax authorities for years before 2004.

NOTE L – EMPLOYEE BENEFIT PLANS

Profit Sharing Plan – A noncontributory defined contribution plan where employer contributions are based on a formula providing for an amount not to exceed 15% of each eligible employee's annual salary (10% for employees hired subsequent to January 1, 1996). Prior to January 1, 2007, participants were 100% vested in balances after five years of eligible service. Beginning in 2007, employer contributions vested over a five-year graded vesting schedule. In addition, the profit sharing plan includes a 401(k) feature which allows employees to defer a portion of their pre-tax salary on an annual basis, with no employer match. Contributions under these features are 100% vested. Effective January 1, 2008, the name of the Profit Sharing Plan has changed to the Fulton Financial Corporation 401(k) Retirement Plan.

Beginning in 2008, employer contributions will be based on a formula providing for an amount not to exceed 5% of each eligible employee's annual salary (for employees hired prior to July 1, 2007). In addition, the 401(k) feature will include employer matches of up to 5% of employee contributions. Employee and employer contributions under this feature will be 100% vested.

Defined Benefit Pension Plans and 401(k) Plans – Contributions to the Corporation's defined benefit pension plan (Pension Plan) are actuarially determined and funded annually. Pension Plan assets are invested in money markets, fixed income securities, including corporate bonds, U.S. Treasury securities and common trust funds, and equity securities, including common stocks and common stock mutual funds. The Pension Plan has been closed to new participants, but existing participants continued to accrue benefits according to the terms of the plan until December 31, 2007.

On April 30, 2007, the Corporation amended the Pension Plan to discontinue the accrual of benefits for all existing participants, effective January 1, 2008. As a result of this amendment, the Corporation recorded a $58,000 curtailment loss, as determined by consulting actuaries, during the year ended December 31, 2007. The curtailment loss resulted from a $13.8 million gain from adjusting the funded status of the Pension Plan and an offsetting $13.9 million write-off of unamortized pension costs and related deferred tax assets.

Employees covered under the Pension Plan were also eligible to participate in the Fulton Financial Affiliates 401(k) Savings Plan, which allows employees to defer a portion of their pre-tax salary on an annual basis. At its discretion, the Corporation may also make a matching contribution of up to 3%. Participants are 100% vested in the Corporation's matching contributions after three years of eligible service. Beginning January 1, 2008, these employees will be covered by the Fulton Financial Corporation 401(k) Retirement Plan, with benefits as described above.

The following summarizes the Corporation's expense under the Profit Sharing, Pension and 401(k) plans for the years ended December 31:

	2007	2006	2005
		(in thousands)	
Profit Sharing Plan	$ **9,274**	$ 8,427	$ 7,801
Pension Plan	**1,627**	2,467	3,468
401(k) Plan	**1,798**	1,892	1,376
	$ **12,699**	$ 12,786	$ 12,645

In accordance with the FASB's Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Pension and Postretirement Plans" (Statement 158), the Corporation recognizes the funded status of its Pension Plan and postretirement benefits on the consolidated balance sheets and recognizes the changes in that funded status through other comprehensive income. See the heading "Postretirement Benefits" below for a description of the Corporation's postretirement benefits.

Statement 158 also requires employers to measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end balance sheet, for fiscal years ending after December 15, 2008, or December 31, 2008 for the Corporation. In accordance with the measurement date provisions of Statement 158, the Corporation will change the actuarial measurement date for its Pension Plan from September 30th to December 31st, effective January 1, 2008. The change in measurement date is not expected to materially impact the consolidated financial statements.

<u>Pension Plan</u>

The net periodic pension cost for the Pension Plan, as determined by consulting actuaries, consisted of the following components for the years ended December 31:

	2007	2006	2005
		(in thousands)	
Service cost	$ **1,943**	$ 2,431	$ 2,486
Interest cost	**3,313**	3,457	3,370
Expected return on assets	**(3,920)**	(4,227)	(3,273)
Pension Plan curtailment loss	**58**	-	-
Net amortization and deferral	**233**	806	885
Net periodic pension cost	$ **1,627**	$ 2,467	$ 3,468

The measurement date for the Pension Plan is September 30. The following table summarizes the changes in the projected benefit obligation and fair value of plan assets for the indicated periods:

	Plan Year Ended September 30	
	2007	2006
	(in thousands)	
Projected benefit obligation, beginning	**$ 65,194**	$ 63,640
Service cost	**1,943**	2,431
Interest cost	**3,313**	3,457
Benefit payments	**(2,063)**	(2,935)
Actuarial gain	**(1,025)**	(1,039)
Experience loss (gain)	**1,784**	(360)
Pension Plan curtailment	**(13,817)**	-
Projected benefit obligation, ending	**$ 55,329**	$ 65,194
Fair value of plan assets, beginning	**$ 57,606**	$ 53,457
Employer contributions	**-**	4,051
Actual return on assets	**6,551**	3,033
Benefit payments	**(2,063)**	(2,935)
Fair value of plan assets, ending	**$ 62,094**	$ 57,606

The funded status of the Pension Plan and the amounts included on the consolidated balance sheets as of December 31 are as follows:

	2007	2006
	(in thousands)	
Projected benefit obligation	**$ (55,329)**	$ (65,194)
Fair value of plan assets	**62,094**	57,606
Funded status – pension plan asset (liability) recognized on the consolidated balance sheets	**$ 6,765**	$ (7,588)
Accumulated benefit obligation (1)	**$ 55,329**	$ 50,827

(1) As a result of the Pension Plan's curtailment in 2007, the accumulated benefit obligation is equal to the projected benefit obligation as of the end of the plan year.

The following table summarizes the changes in items recognized as a component of accumulated other comprehensive (income) loss, net of tax, as of December 31:

	Unrecognized Net Transition Asset	Unrecognized Prior Service Cost	Unrecognized Net Loss (Gain)	Total
	(in thousands)			
Balance as of January 1, 2007 (1)	$ (26)	$ 61	$ 14,242	$ 14,277
Recognized as a component of current year net periodic pension cost	4	(3)	(234)	(233)
Unrecognized costs arising in current period, prior to Pension Plan curtailment	-	-	(160)	(160)
Pension Plan curtailment	22	(58)	(13,839)	(13,875)
Unrecognized costs arising in current period, after Pension Plan curtailment	-	-	(1,714)	(1,714)
Balance as of December 31, 2007	$ -	$ -	$ (1,705)	$ (1,705)

(1) Upon adoption of Statement 158 on December 31, 2006, these amounts were recognized through a charge to other comprehensive (income) loss, net of tax.

There is no expected accretion of unrecognized net gain in 2008.

The following rates were used to calculate net periodic pension cost and the present value of benefit obligations:

	2007	2006	2005
Discount rate-projected benefit obligation	**6.00%**	5.75%	5.50%
Rate of increase in compensation level	**4.50**	4.50	4.00
Expected long-term rate of return on plan assets	**6.00**	8.00	8.00

The 6.00% discount rate used to calculate the present value of benefit obligations was determined using published long-term AA corporate bond rates as of the measurement date, rounded to the nearest 0.25%. The 6.00% long-term rate of return on plan assets used to calculate the net periodic pension cost was based on historical returns, adjusted for expectations of long-term asset returns based on the September 30, 2007 weighted average asset allocations. The expected long-term return is considered to be appropriate based on the asset mix and the historical returns realized, with added emphasis towards asset performance in recent years.

The following table summarizes the weighted average asset allocations as of September 30:

	2007	2006
Cash and cash equivalents	**2.0%**	9.0%
Equity securities	**56.0**	51.0
Fixed income securities	**42.0**	40.0
Total	**100.0%**	100.0%

Equity securities consist mainly of equity common trust and mutual funds. Fixed income securities consist mainly of fixed income common trust funds. Pension Plan assets are invested with a balanced growth objective, with target asset allocations between 40 and 70 percent for equity securities and 30 to 60 percent for fixed income securities. The Corporation does not expect to contribute to the Pension Plan in 2008. Estimated future benefit payments are as follows (in thousands):

Year	
2008	$ 1,715
2009	1,856
2010	2,009
2011	2,304
2012	2,473
2013 – 2017	17,648
	$ 28,005

Postretirement Benefits

The Corporation currently provides medical benefits and a death benefit to certain retired full-time employees who were employees of the Corporation prior to January 1, 1998. Certain full-time employees may become eligible for these discretionary benefits if they reach retirement age while working for the Corporation. Benefits are based on a graduated scale for years of service after attaining the age of 40.

The components of the expense for postretirement benefits other than pensions are as follows:

	2007	2006	2005
		(in thousands)	
Service cost	$ **355**	$ 367	$ 406
Interest cost	**523**	498	524
Expected return on plan assets	**(4)**	(4)	(5)
Net amortization and deferral	**(226)**	(226)	(226)
Net postretirement benefit cost	$ **648**	$ 635	$ 699

The following table summarizes the changes in the accumulated postretirement benefit obligation and fair value of plan assets for the years ended December 31:

	2007	2006
	(in thousands)	
Accumulated postretirement benefit obligation, beginning	$ **9,543**	$ 10,849
Service cost	**355**	367
Interest cost	**523**	498
Benefit payments	**(411)**	(350)
Change due to change in experience	**(180)**	(1,557)
Change due to change in assumptions	**577**	(264)
Accumulated postretirement benefit obligation, ending	$ **10,407**	$ 9,543
Fair value of plan assets, beginning	$ **143**	$ 146
Employer contributions	**401**	340
Actual return on assets	**7**	7
Benefit payments	**(411)**	(350)
Fair value of plan assets, ending	$ **140**	$ 143

The funded status of the plan, included in other liabilities as of December 31, is as follows:

	2007	2006
	(in thousands)	
Accumulated postretirement benefit obligation	**$ (10,407)**	$ (9,543)
Fair value of plan assets	**140**	143
Funded status	**$ (10,267)**	$ (9,400)

The following table summarizes the changes in items recognized as a component of accumulated other comprehensive (income) loss, net of tax, as of December 31, 2007:

	Unrecognized Prior Service Cost	**Unrecognized Net Gain**	**Total**
		(in thousands)	
Balance as of January 1, 2007 (1)	$ (226)	$ (512)	$ (738)
Recognized as a component of current year postretirement benefit cost	226	-	226
Unrecognized costs arising in current period	-	393	393
Balance as of December 31, 2007	$ -	$ (119)	$ (119)

(1) Upon adoption of Statement 158 on December 31, 2006, these amounts were recognized through a charge to other comprehensive loss, net of tax.

There is no expected accretion of unrecognized net gain in 2008.

For measuring the postretirement benefit obligation, the annual increase in the per capita cost of health care benefits was assumed to be 9.0% in year one, declining to an ultimate rate of 4.5% by year nine. This health care cost trend rate has a significant impact on the amounts reported. Assuming a 1.0% increase in the health care cost trend rate above the assumed annual increase, the accumulated postretirement benefit obligation would increase by approximately $1.2 million and the current period expense would increase by approximately $122,000. Conversely, a 1% decrease in the health care cost trend rate would decrease the accumulated postretirement benefit obligation by approximately $1.0 million and the current period expense by approximately $101,000.

The discount rate used in determining the accumulated postretirement benefit obligation, which is determined using published long-term AA corporate bond rates as of the measurement date, rounded to the nearest 0.25%, was 5.75% at December 31, 2007 and December 31, 2006. The expected long-term rate of return on plan assets was 3.00% at December 31, 2007 and 2006.

Estimated future benefit payments are as follows (in thousands):

Year	
2008	$ 529
2009	582
2010	628
2011	683
2012	717
2013 – 2017	4,270
	$ 7,409

NOTE M – STOCK-BASED COMPENSATION PLANS AND SHAREHOLDERS' EQUITY

Statement 123R requires that the fair value of equity awards to employees be recognized as compensation expense over the period during which an employee is required to provide service in exchange for such award. The Corporation's equity awards consist of stock options and restricted stock granted under its Stock Option and Compensation Plans (Option Plans) and shares purchased by employees under its Employee Stock Purchase Plan (ESPP).

The following table presents compensation expense and related tax benefits for equity awards recognized on the consolidated statements of income:

	2007	2006	2005
		(in thousands)	
Compensation expense	**$ 2,639**	$ 1,687	$ 1,041
Tax benefit	**(358)**	(274)	(321)
Net income effect	**$ 2,281**	$ 1,413	$ 720

The tax benefit shown in the preceding table is less than the benefit that would be calculated using the Corporation's 35% statutory Federal tax rate. Under Statement 123R, tax benefits are only recognized over the vesting period for options that ordinarily will generate a tax deduction when exercised (non-qualified stock options). The Corporation granted 261,000, 265,000 and 440,000 non-qualified stock options in 2007, 2006 and 2005, respectively. Compensation expense and tax benefits for restricted stock awards for the year ended December 31, 2007, included in the preceding table, were $30,000 and $10,000, respectively. Compensation expense and tax benefits for restricted stock awards for the year ended December 31, 2005, included in the preceding table, were $270,000 and $94,000, respectively. There was no restricted stock expense recognized for the year ended December 31, 2006.

Under the Option Plans, stock options are granted to key employees for terms of up to ten years at option prices equal to the fair market value of the Corporation's stock on the date of grant. Options are typically granted annually on July 1st and, prior to the July 1, 2005 grant, had been 100% vested immediately upon grant. Beginning with the July 1, 2005 grant, a three-year cliff-vesting feature was added and, as a result, compensation expense associated with these and all subsequent grants has been recognized over the three-year vesting period. Certain events as defined in the Option Plans result in the acceleration of the vesting of both stock options and restricted stock. As of December 31, 2007, the Option Plans had 14.0 million shares reserved for future grants through 2013.

The following table provides information about options outstanding for the year ended December 31, 2007:

	Stock Options	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Term**	**Aggregate Intrinsic Value (in millions)**
Outstanding at December 31, 2006	7,996,776	$ 12.65		
Granted	871,797	14.42		
Exercised	(1,027,953)	7.83		
Forfeited	(126,695)	15.06		
Expired	(4,135)	15.38		
Outstanding at December 31, 2007	7,709,790	$ 13.45	5.9 years	$ 5.2
Exercisable at December 31, 2007	4,870,176	$ 11.99	4.4 years	$ 5.2

The following table provides information about nonvested options and restricted stock for the year ended December 31, 2007:

	Stock Options		Restricted Stock	
	Options	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2006	2,109,533	$ 2.41	-	$ -
Granted	871,797	1.78	15,000	14.78
Vested	(53,610)	2.60	-	-
Forfeited	(88,106)	2.36	-	-
Nonvested at December 31, 2007	2,839,614	$ 2.27	15,000	$ 14.78

As of December 31, 2007, there was $2.6 million of total unrecognized compensation cost related to nonvested stock options and restricted stock that will be recognized as compensation expense over a weighted average period of 2.0 years.

The following table presents information about options exercised:

	2007	2006	2005
	(dollars in thousands)		
Number of options exercised	**1,027,953**	1,146,683	1,104,305
Total intrinsic value of options exercised	**$ 7,096**	$ 10,726	$ 10,675
Cash received from options exercised	**$ 5,061**	$ 6,813	$ 6,774
Tax deduction realized from options exercised	**$ 4,811**	$ 8,247	$ 7,049

Upon exercise, the Corporation issues shares from its authorized, but unissued, common stock to satisfy the options.

The fair value of option awards under the Option Plans is estimated on the date of grant using the Black-Scholes valuation methodology, which is dependent upon certain assumptions, as summarized in the following table:

	2007	2006	2005
Risk-free interest rate	**4.95%**	5.12%	3.76%
Volatility of Corporation's stock	**13.74**	14.82	16.17
Expected dividend yield	**4.16**	3.71	3.23
Expected life of options	**7 Years**	7 Years	6 Years

The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding. Volatility of the Corporation's stock was based on historical volatility for the period commensurate with the expected life of the options. The risk-free interest rate is the U.S. Treasury rate commensurate with the expected life of the options on the date of the grant.

Based on the assumptions used in the model, the Corporation calculated an estimated fair value per option of $1.78, $2.39 and $2.40 for options granted in 2007, 2006 and 2005, respectively. Approximately 872,000, 837,000 and 1.2 million options were granted in 2007, 2006 and 2005, respectively.

Under the ESPP, eligible employees can purchase stock of the Corporation at 85% of the fair market value of the stock on the date of purchase. The ESPP is considered to be a compensatory plan under Statement 123R and, as such, compensation expense is recognized for the 15% discount on shares purchased.

The following table summarizes activity under the ESPP for the indicated periods:

	2007	2006	2005
ESPP shares purchased	**183,316**	163,583	137,493
Average purchase price per share (85% of market value)	**$ 11.59**	$ 13.81	$ 14.11
Compensation expense recognized (in thousands)	**$ 375**	$ 399	$ 341

Shareholder Rights

On June 20, 1989, the Board of Directors of the Corporation declared a dividend of one common share purchase right (Original Rights) for each outstanding share of common stock, par value $2.50 per share, of the Corporation. The dividend was paid to the shareholders of record as of the close of business on July 6, 1989. On April 27, 1999, the Board of Directors approved a 1999 amendment to the Original Rights and the rights agreement. The significant terms of the 1999 amendment included extending the expiration date from June 20, 1999 to April 27, 2009 and resetting the purchase price to $90.00 per share. On December 31, 2005, the Board of Directors approved a 2005 amendment to the Original Rights and rights agreement to eliminate all references and provisions relating to continuing directors, including a so-called "dead hand" provision. As a result of the 2005 amendment, actions that previously required approval by a majority of the continuing directors now only require the approval of a majority of the Board of Directors then in office. As of December 31, 2007, the purchase price had adjusted to $41.03 per share as a result of stock dividends. Unless extended by the Board of Directors and pursuant to its terms, the Original Rights will expire on April 27, 2009.

The Rights are not exercisable or transferable apart from the common stock prior to distribution. Distribution of the Rights will occur ten business days following (1) a public announcement that a person or group of persons (Acquiring Person) has acquired or obtained the right to acquire beneficial ownership of 20% or more of the outstanding shares of common stock (the Stock Acquisition Date) or (2) the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 25% or more of such outstanding shares of common stock. The Rights are redeemable in full, but not in part, by the Corporation at any time until ten business days following the Stock Acquisition Date, at a price of $0.01 per Right.

Treasury Stock

The Corporation periodically repurchases shares of its common stock under repurchase plans approved by the Board of Directors. These repurchases have historically been through open market transactions and have complied with all regulatory restrictions on the timing and amount of such repurchases. Shares may also be repurchased through an "Accelerated Share Repurchase" Program (ASR), which allows shares to be purchased immediately from an investment bank. The investment bank, in turn, repurchases shares on the open market over a period that is determined by the average daily trading volume of the Corporation's shares, among other factors. Shares repurchased have been added to treasury stock and are accounted for at cost. These shares are periodically reissued for various corporate needs.

Total treasury stock purchases were approximately 1.2 million shares in 2007, 1.1 million shares in 2006 and 5.3 million shares in 2005. Included in these amounts are 4.5 million shares purchased under an ASR in 2005. The Corporation had a stock repurchase plan in place for 1.0 million shares which expired on December 31, 2007. Through December 31, 2007, 135,000 shares had been repurchased under this plan.

NOTE N – LEASES

Certain branch offices and equipment are leased under agreements that expire at varying dates through 2035. Most leases contain renewal provisions at the Corporation's option. Total rental expense was approximately $18.5 million in 2007, $16.9 million in 2006 and $12.1 million in 2005. Future minimum payments as of December 31, 2007 under non-cancelable operating leases with initial terms exceeding one year are as follows (in thousands):

Year	
2008	$ 9,008
2009	7,550
2010	6,858
2011	6,308
2012	5,900
Thereafter	42,992
	$ 78,616

NOTE O – COMMITMENTS AND CONTINGENCIES

Commitments
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments is expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income producing commercial properties. The Corporation records a reserve for unfunded commitments, included in other liabilities on the consolidated balance sheets, which represents management's estimate of losses inherent with these commitments. See Note D, "Loans and Allowance for Credit Losses" for additional information.

Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation underwrites these obligations using the same criteria as its commercial lending underwriting. The Corporation's maximum exposure to loss for standby letters of credit is equal to the contractual (or notional) amount of the instruments.

The following table presents the Corporation's commitments to extend credit and letters of credit:

	2007	2006
	(in thousands)	
Commercial mortgage, construction and land development	$ **596,169**	$ 571,499
Home equity	**774,159**	674,089
Credit card	**381,732**	367,406
Commercial and other	**2,549,023**	2,702,516
Total commitments to extend credit	**$ 4,301,083**	$ 4,315,510
Standby letters of credit	$ **760,909**	$ 739,056
Commercial letters of credit	**25,974**	34,193
Total letters of credit	$ **786,883**	$ 773,249

Residential Lending – Residential mortgages are originated and sold by the Corporation through three channels: 1) Fulton Mortgage Company (Fulton Mortgage), which is a division of each of the Corporation's subsidiary banks, excluding Resource Bank and The Columbia Bank; 2) The Columbia Bank, which maintains its own mortgage lending operations; and 3) Resource Mortgage, which is a division of Resource Bank.

Fulton Mortgage primarily originates "prime" loans that conform to published standards of government sponsored agencies, including the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. Such loans are typically sold to these agencies, if servicing is retained by the Corporation, or to other investors, if servicing is released. For loans underwritten to agency standards, recourse risk – or the requirement to repurchase these loans in the event of borrower default – is minimal. A much less significant portion of Fulton Mortgage's volume is originated under other investor programs, which do not conform to agency standards and, therefore, carry a somewhat higher recourse risk. Depending on balance sheet management decisions, some originated loans are held in portfolio. These loans would typically be adjustable rate loans, to minimize interest rate risk.

Total loans sold by Fulton Mortgage in 2007 and 2006 were $425.6 million and $443.3 million, respectively. Of this volume, less than 10% of total loans sold was considered to be non-prime for both 2007 and 2006. There were no losses incurred on loan repurchases by Fulton Mortgage in 2007 or 2006.

The Columbia Bank sold residential mortgages totaling $73.8 million and $99.0 million in 2007 and 2006, respectively. As with Fulton Mortgage, the vast majority of these loans sold were prime loans that conformed to published standards of government sponsored agencies. There were no losses incurred on loan repurchases by The Columbia Bank in 2007 or 2006.

Resource Mortgage operated a significant national wholesale mortgage lending operation from the time the Corporation acquired Resource Bank in 2004 though early 2007. Loans were originated and sold under various investor programs, including some that allowed for reduced documentation and/or no verification of certain borrower qualifications, such as income or assets. While few loans of the loans originated and sold by Resource Mortgage were considered to be subprime, significant volumes of non-prime loans were originated and sold. Total loans sold by Resource Mortgage in 2007 and 2006 were $769.5 million and $1.4 billion, respectively. Of this volume, less than 15% of total loans sold in 2007 was considered non-prime, compared to approximately 40% in 2006.

Loans sold under these non-prime investor programs included standard representations and warranties regarding the origination of the loans, as well as standard agreements to repurchase loans under specified circumstances, including "early payment defaults" by the borrowers or evidence of misrepresentation of borrower information. During 2007, the general market for these alternative loan products across the country had declined due to moderating real estate prices, increased payment defaults by borrowers and increased loan foreclosures. As a result, Resource Mortgage experienced an increase in requests from secondary market purchasers to repurchase loans sold to those investors. These repurchase requests resulted in the Corporation recording $25.1 million of charges during 2007. These charges, included in "operating risk loss" on the Corporation's consolidated statements of income, represented the write-downs that were necessary to reduce the loan balances to their estimated net realizable values, based on valuations of the properties, as adjusted for market factors and other considerations. Operating risk loss consists of losses incurred during the normal conduct of banking operations. Many of the loans the Corporation repurchased or that may be repurchased are delinquent and will likely be settled through foreclosure and sale of the underlying collateral.

The following table presents a summary of approximate principal balances and related reserves/write-downs recognized on the Corporation's consolidated balance sheet, by general category:

	December 31, 2007	
	Principal	Reserves/ Write-downs
	(in thousands)	
Outstanding repurchase requests (1) (2)	$ 19,830	$ (6,450)
No repurchase request received – sold loans with identified potential misrepresentations of borrower information (1) (2)	16,610	(6,330)
Repurchased loans (3)	23,700	(5,060)
Foreclosed real estate (OREO)	14,360	-
Other (3) (4)	N/A	(780)
Total reserves/write-downs at December 31, 2007		$ (18,620)

(1) Principal balances had not been repurchased and, therefore, are not included on the consolidated balance sheet as of December 31, 2007.

(2) Reserve balance included as a component of other liabilities on the consolidated balance sheet as of December 31, 2007.

(3) Principal balances, net of write-downs, are included as a component of loans, net of unearned income on the consolidated balance sheet as of December 31, 2007.

(4) During 2007, approximately $30 million of loans held for sale were reclassified to portfolio because there was no longer an active secondary market for these types of loans. The write-down amount adjusts these loans to lower of cost or market upon transfer to portfolio.

The following presents the change in the reserve/write-down balances for the year ended December 31, 2007 (in thousands):

Total reserves/write-downs, beginning of year	$ 500
Additional charges to expense	25,100
Charge-offs	(6,980)
Total reserves/write-downs, end of year	$ 18,620

Management believes that the reserves recorded as of December 31, 2007 are adequate for the known potential repurchases. However, continued declines in collateral values or the identification of additional loans to be repurchased could necessitate additional reserves in the future.

Other Contingencies

From time to time, the Corporation and its subsidiary banks may be defendants in legal proceedings relating to the conduct of their business. Most of such legal proceedings are a normal part of the banking business and, in management's opinion, the financial position and results of operations and cash flows of the Corporation would not be affected materially by the outcome of such legal proceedings.

NOTE P – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following are the estimated fair values of the Corporation's financial instruments as of December 31, 2007 and 2006, followed by a general description of the methods and assumptions used to estimate such fair values. These fair values are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument. Further, certain financial instruments and all non-financial instruments are excluded. Accordingly, the aggregate fair value amounts presented do not necessarily represent management's estimate of the underlying value of the Corporation.

	2007		2006	
FINANCIAL ASSETS	**Book Value**	**Estimated Fair Value**	Book Value	Estimated Fair Value
	(in thousands)			
Cash and due from banks	**$ 381,283**	**$ 381,283**	$ 355,018	$ 355,018
Interest-bearing deposits with other banks	**11,330**	**11,330**	27,529	27,529
Federal funds sold	**9,823**	**9,823**	659	659
Loans held for sale	**103,984**	**104,659**	239,042	242,411
Securities held to maturity (1)	**10,285**	**10,399**	12,524	12,534
Securities available for sale (1)	**3,143,267**	**3,143,267**	2,865,714	2,865,714
Net loans	**11,204,424**	**11,196,090**	10,374,323	10,201,158
Accrued interest receivable	**73,435**	**73,435**	71,825	71,825
Other financial assets	**97,934**	**97,934**	91,727	91,727
FINANCIAL LIABILITIES				
Demand and savings deposits	**$ 5,568,900**	**$ 5,568,900**	$ 5,802,422	$ 5,802,422
Time deposits	**4,536,545**	**4,544,273**	4,430,047	4,413,104
Short-term borrowings	**2,383,944**	**2,383,944**	1,680,840	1,680,840
Accrued interest payable	**69,238**	**69,238**	61,392	61,392
Other financial liabilities	**57,411**	**57,411**	57,375	57,375
Federal Home Loan Bank advances and long-term debt	**1,642,133**	**1,685,216**	1,304,148	1,321,141

(1) See Note C, "Investment Securities", for detail by security type.

For short-term financial instruments, defined as those with remaining maturities of 90 days or less, the carrying amount was considered to be a reasonable estimate of fair value. The following instruments are predominantly short-term:

Assets	**Liabilities**
Cash and due from banks	Demand and savings deposits
Interest bearing deposits	Short-term borrowings
Federal funds sold	Accrued interest payable
Accrued interest receivable	Other financial liabilities

For those components of the above-listed financial instruments with remaining maturities greater than 90 days, fair values were determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.

As indicated in Note A, "Summary of Significant Accounting Policies", securities available for sale are carried at their estimated fair values. The estimated fair values of securities held to maturity as of December 31, 2007 and 2006 were generally based on quoted market prices, broker quotes or dealer quotes.

For short-term loans and variable rate loans that reprice within 90 days, the carrying value was considered to be a reasonable estimate of fair value. For other types of loans, fair value was estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In addition, for loans secured by real estate, appraisal values for the collateral were considered in the fair value determination.

The fair value of long-term debt was estimated by discounting the remaining contractual cash flows using a rate at which the Corporation could issue debt with a similar remaining maturity as of the balance sheet date. The fair values of commitments to extend credit and standby letters of credit are estimated to equal their carrying amounts.

NOTE Q – CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

CONDENSED BALANCE SHEETS

(in thousands)

	December 31, 2007	December 31, 2006
ASSETS		
Cash, securities, and other assets	**$ 17,142**	$ 3,931
Receivable from subsidiaries	**4,467**	1,159
Investment in:		
Bank subsidiaries	**1,707,229**	1,645,889
Non-bank subsidiaries	**369,082**	374,359
Total Assets	**$2,097,920**	$2,025,338

	December 31, 2007	December 31, 2006
LIABILITIES AND EQUITY		
Line of credit with bank subsidiaries	**$ 47,732**	$ 75,000
Revolving line of credit	**-**	36,318
Long-term debt	**381,404**	304,242
Payable to non-bank subsidiaries	**41,468**	47,942
Other liabilities	**52,396**	45,526
Total Liabilities	**523,000**	509,028
Shareholders' equity	**1,574,920**	1,516,310
Total Liabilities and Shareholders' Equity	**$2,097,920**	$2,025,338

CONDENSED STATEMENTS OF INCOME

	Year ended December 31 2007	2006 (in thousands)	2005
Income:			
Dividends from bank subsidiaries	**$ 190,089**	$ 178,407	$ 223,900
Other	**57,231**	56,725	45,336
	247,320	235,132	269,236
Expenses	**97,576**	89,414	66,824
Income before income taxes and equity in undistributed net income of subsidiaries	**149,744**	145,718	202,412
Income tax benefit	**(15,243)**	(13,810)	(8,445)
	164,987	159,528	210,857
Equity in undistributed net (loss) income of:			
Bank subsidiaries	**(22,504)**	17,105	(53,640)
Non-bank subsidiaries	**10,235**	8,894	8,857
Net Income	**$ 152,718**	$ 185,527	$ 166,074

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2007	2006	2005
		(in thousands)	
Cash Flows From Operating Activities:			
Net Income	$ **152,718**	$ 185,527	$ 166,074
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Stock-based compensation	**2,639**	1,687	1,041
Excess tax benefits from stock-based compensation	**(111)**	(783)	(269)
(Increase) decrease in other assets	**(7,306)**	5,191	(1,112)
Equity in undistributed net loss (income) of subsidiaries	**12,269**	(25,999)	44,783
Increase (decrease) in other liabilities and payable to non-bank subsidiaries	**2,654**	(2,278)	(2,653)
Total adjustments	**10,145**	(22,182)	41,790
Net cash provided by operating activities	**162,863**	163,345	207,864
Cash Flows From Investing Activities:			
Investment in bank subsidiaries	**(62,592)**	(96,222)	(3,700)
Investment in non-bank subsidiaries	**-**	(4,640)	(100,000)
Net cash paid for acquisitions	**-**	(151,549)	(21,724)
Net cash used in investing activities	**(62,592)**	(252,411)	(125,424)
Cash Flows From Financing Activities:			
Net (decrease) increase in short-term borrowings	**(63,586)**	49,930	(21,042)
Dividends paid	**(103,122)**	(98,022)	(85,495)
Net proceeds from issuance of common stock	**7,368**	9,074	10,722
Excess tax benefits from stock-based compensation	**111**	783	269
Repayments of long-term debt	**(21,471)**	(5,121)	(264)
Addition to long-term debt	**98,633**	152,563	98,606
Acquisition of treasury stock	**(18,227)**	(20,193)	(85,168)
Net cash (used in) provided by financing activities	**(100,294)**	89,014	(82,372)
Net (Decrease) Increase in Cash and Cash Equivalents	**(23)**	(52)	68
Cash and Cash Equivalents at Beginning of Year	**24**	76	8
Cash and Cash Equivalents at End of Year	$ **1**	$ 24	$ 76
Cash paid during the year for:			
Interest	$ **17,650**	$ 3,023	$ 2,758
Income taxes	**65,053**	77,327	60,539

Management Report on Internal Control Over Financial Reporting

The management of Fulton Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Fulton Financial Corporation's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2007, the company's internal control over financial reporting is effective based on those criteria.

/s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.
Chairman, Chief Executive Officer and President

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fulton Financial Corporation:

We have audited the accompanying consolidated balance sheets of Fulton Financial Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited Fulton Financial Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fulton Financial Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fulton Financial Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Fulton Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 29, 2008

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)
(in thousands, except per-share data)

	Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31
FOR THE YEAR 2007				
Interest income	**$ 230,656**	**$ 230,112**	**$ 238,740**	**$ 240,069**
Interest expense	**108,881**	**109,204**	**116,330**	**116,418**
Net interest income	**121,775**	**120,908**	**122,410**	**123,651**
Provision for loan losses	**957**	**2,700**	**4,606**	**6,800**
Other income	**39,065**	**37,005**	**36,743**	**35,211**
Other expenses	**100,905**	**98,107**	**107,996**	**98,447**
Income before income taxes	**58,978**	**57,106**	**46,551**	**53,615**
Income taxes	**17,850**	**17,261**	**12,985**	**15,436**
Net income	**$ 41,128**	**$ 39,845**	**$ 33,566**	**$ 38,179**
Per-share data:				
Net income (basic)	**$ 0.24**	**$ 0.23**	**$ 0.19**	**$ 0.22**
Net income (diluted)	**0.24**	**0.23**	**0.19**	**0.22**
Cash dividends	**0.1475**	**0.1500**	**0.1500**	**0.1500**
FOR THE YEAR 2006				
Interest income	$ 192,652	$ 213,206	$ 229,101	$ 229,548
Interest expense	77,609	90,355	103,177	107,803
Net interest income	115,043	122,851	125,924	121,745
Provision for loan losses	1,000	875	555	1,068
Other income	36,607	36,002	36,912	40,354
Other expenses	88,016	90,793	92,425	94,757
Income before income taxes	62,634	67,185	69,856	66,274
Income taxes	18,755	20,484	21,514	19,669
Net income	$ 43,879	$ 46,701	$ 48,342	$ 46,605
Per-share data:				
Net income (basic)	$ 0.26	$ 0.27	$ 0.28	$ 0.27
Net income (diluted)	0.25	0.27	0.28	0.27
Cash dividends	0.138	0.1475	0.1475	0.1475

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon the evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2007, the Corporation's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

The "Management Report on Internal Control over Financial Reporting" and the "Report of Independent Registered Public Accounting Firm" may be found in Item 8 "Financial Statements and Supplementary Data" of this document.

Changes in Internal Controls

There was no change in the Corporation's "internal control over financial reporting" (as such term is defined in Rule 13a-15(f) under the Exchange Act) that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. Other Information

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated by reference herein is the information appearing under the headings "Information about Nominees, Continuing Directors and Independence Standards", "Named Executive Officers", "Section 16(a) Beneficial Ownership Reporting Compliance", "Code of Conduct", "Procedure for Shareholder Nominations", and "Other Board Committees" within the Corporation's 2008 Proxy Statement.

The Corporation has adopted a code of ethics (Code of Conduct) that applies to all directors, officers and employees, including the Chief Executive Officer, the Chief Financial Officer and the Corporate Controller. A copy of the Code of Conduct may be obtained free of charge by writing to the Corporate Secretary at Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604-4887, and is also available via the internet at www.fult.com.

Item 11. Executive Compensation

Incorporated by reference herein is the information appearing under the headings "Information Concerning Compensation", "Compensation Committee Interlocks and Insider Participation", and "Compensation Committee Report" within the Corporation's 2008 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated by reference herein is the information appearing under the heading "Security Ownership of Directors, Nominees and Management" within the Corporation's 2008 Proxy Statement, and information appearing under the heading "Securities Authorized for Issuance under Equity Compensation Plans" within Item 5, "Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities".

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated by reference herein is the information appearing under the headings "Related Person Transactions with Directors and Executive Officers" and "Information about Nominees, Continuing Directors and Independence Standards" within the Corporation's 2008 Proxy Statement, and the information appearing in "Note D - Loans and Allowance for Credit Losses", of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data".

Item 14. Principal Accounting Fees and Services

Incorporated by reference herein is the information appearing under the heading "Relationship With Independent Public Accountants" within the Corporation's 2008 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements -- The following consolidated financial statements of Fulton Financial Corporation and subsidiaries are incorporated herein by reference in response to Item 8 above:

    (i) Consolidated Balance Sheets - December 31, 2007 and 2006.

    (ii) Consolidated Statements of Income - Years ended December 31, 2007, 2006 and 2005.

    (iii) Consolidated Statements of Shareholders' Equity and Comprehensive Income - Years ended December 31, 2007, 2006 and 2005.

    (iv) Consolidated Statements of Cash Flows - Years ended December 31, 2007, 2006 and 2005.

    (v) Notes to Consolidated Financial Statements

    (vi) Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules -- All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and have therefore been omitted.

3. Exhibits -- The following is a list of the Exhibits required by Item 601 of Regulation S-K and filed as part of this report:

    3.1 Articles of Incorporation, as amended and restated, of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Form S-4 Registration Statement filed on October 7, 2005.

    3.2 Bylaws of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 12, 2007.

    4.1 Second Amended and Restated Rights Agreement dated December 20, 2005, between Fulton Financial Corporation and Fulton Bank – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 27, 2005.

    4.2 An Indenture entered into on March 28, 2005 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.35% subordinated notes due April 1, 2015 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 31, 2005.

    4.3 Purchase Agreement entered into between Fulton Financial Corporation, Fulton Capital Trust I, FFC Management, Inc. and Sandler O'Neill & Partners, L.P. with respect to the Trust's issuance and sale in a firm commitment public offering of $150 million aggregate liquidation amount of 6.29% Capital Securities – Incorporated by reference to Exhibit 1.1 of the Fulton Financial Corporation Current Report on Form 8-K dated Janauary 20, 2006.

    4.4 First Supplemental Indenture entered into on May 1, 2007 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.75% subordinated notes due May 1, 2017 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated May 1, 2007.

    10.1 Employment Agreement entered into between Fulton Financial Corporation and R. Scott Smith, Jr. dated June 1, 2006 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2007.

10.2 Employment Agreement entered into between Fulton Financial Corporation and Richard J. Ashby, Jr. dated June 1, 2006 – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2007.

10.3 Deferred Compensation Agreement between Fulton Financial Corporation and Richard J. Ashby, Jr., as of April 7, 1992 – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2007.

10.4 Employment Agreement entered into between Fulton Financial Corporation and Craig H. Hill dated June 1, 2006 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2007.

10.5 Employment Agreement entered into between Fulton Financial Corporation and Charles J. Nugent dated June 1, 2006 – Incorporated by reference to Exhibit 10.5 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2007.

10.6 Employment Agreement entered into between Fulton Financial Corporation and James E. Shreiner dated June 1, 2006 – Incorporated by reference to Exhibit 10.6 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2007.

10.7 Employment Agreement entered into between Fulton Financial Corporation and E. Philip Wenger dated June 1, 2006 – Incorporated by reference to Exhibit 10.7 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2007.

10.8 Form of Employment Agreement to Senior Management – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.9 Form of Death Benefit Only Agreement to Senior Management – Incorporated by reference to Exhibit 10.9 of the Fulton Financial Corporation Annual Report on Form 10K dated March 1, 2007.

10.10 2004 Stock Option and Compensation Plan adopted October 21, 2003 – Incorporated by reference to Exhibit C of Fulton Financial Corporation's 2004 Proxy Statement filed on March 18, 2004.

10.11 Form of stock option agreement and form of Restricted Stock Agreement between Fulton Financial Corporation and Officers of the Corporation as of July 1, 2005 – Incorporated by reference to Exhibits 10.1 and 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated June 27, 2005.

10.12 Form of Amendment to Stock Option Agreement for John M. Bond – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 22, 2006.

10.13 Fulton Financial Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.14 Form of Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.15 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.16 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives First Covered After 2004 but Before 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.17 Agreement between Fulton Financial Corporation and Fiserv Solutions, Inc. dated as of January 1, 2005. Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934. See also Fulton Financial Corporation Current Report on Form 8-K dated June 24, 2005.

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULTON FINANCIAL CORPORATION
(Registrant)

Dated: February 29, 2008

By: /s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.,
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been executed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Jeffrey G. Albertson, Esq. Jeffrey G. Albertson, Esq.	Director	February 29, 2008
/s/ John M. Bond, Jr. John M. Bond, Jr.	Director	February 29, 2008
/s/ Donald M. Bowman, Jr. Donald M. Bowman, Jr.	Director	February 29, 2008
/s/ Beth Ann L. Chivinski Beth Ann L. Chivinski	Executive Vice President and Controller (Principal Accounting Officer)	February 29, 2008
/s/ Craig A. Dally, Esq. Craig A. Dally, Esq.	Director	February 29, 2008
/s/ Patrick J. Freer Patrick J. Freer	Director	February 29, 2008

Signature	Capacity	Date
/s/ Rufus A. Fulton, Jr. Rufus A. Fulton, Jr.	Director	February 29, 2008
/s/ George W. Hodges George W. Hodges	Director	February 29, 2008
/s/ Carolyn R. Holleran Carolyn R. Holleran	Director	February 29, 2008
/s/ Willem Kooyker Willem Kooyker	Director	February 29, 2008
/s/ Donald W. Lesher, Jr. Donald W. Lesher, Jr.	Director	February 29, 2008
/s/ Charles J. Nugent Charles J. Nugent	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 29, 2008
/s/ Abraham S. Opatut Abraham S. Opatut	Director	February 29, 2008
/s/ John O. Shirk, Esq. John O. Shirk, Esq.	Director	February 29, 2008
/s/ R. Scott Smith, Jr. R. Scott Smith, Jr.	Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 29, 2008
/s/ Gary A. Stewart Gary A. Stewart	Director	February 29, 2008

EXHIBIT INDEX

Exhibits Required Pursuant to Item 601 of Regulation S-K

3.1 Articles of Incorporation, as amended and restated, of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Form S-4 Registration Statement filed on October 7, 2005.

3.2 Bylaws of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 12, 2007.

4.1 Second Amended and Restated Rights Agreement dated December 20, 2005, between Fulton Financial Corporation and Fulton Bank – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 27, 2005.

4.2 An Indenture entered into on March 28, 2005 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.35% subordinated notes due April 1, 2015 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 31, 2005.

4.3 Purchase Agreement entered into between Fulton Financial Corporation, Fulton Capital Trust I, FFC Management, Inc. and Sandler O'Neill & Partners, L.P. with respect to the Trust's issuance and sale in a firm commitment public offering of $150 million aggregate liquidation amount of 6.29% Capital Securities – Incorporated by reference to Exhibit 1.1 of the Fulton Financial Corporation Current Report on Form 8-K dated Janauary 20, 2006.

4.4 First Supplemental Indenture entered into on May 1, 2007 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.75% subordinated notes due May 1, 2017 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated May 1, 2007.

10.1 Employment Agreement entered into between Fulton Financial Corporation and R. Scott Smith, Jr. dated June 1, 2006 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2007.

10.2 Employment Agreement entered into between Fulton Financial Corporation and Richard J. Ashby, Jr. dated June 1, 2006 – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2007.

10.3 Deferred Compensation Agreement between Fulton Financial Corporation and Richard J. Ashby, Jr., as of April 7, 1992 – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2007.

10.4 Employment Agreement entered into between Fulton Financial Corporation and Craig H. Hill dated June 1, 2006 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2007.

10.5 Employment Agreement entered into between Fulton Financial Corporation and Charles J. Nugent dated June 1, 2006 – Incorporated by reference to Exhibit 10.5 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2007.

10.6 Employment Agreement entered into between Fulton Financial Corporation and James E. Shreiner dated June 1, 2006 – Incorporated by reference to Exhibit 10.6 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2007.

10.7 Employment Agreement entered into between Fulton Financial Corporation and E. Philip Wenger dated June 1, 2006 – Incorporated by reference to Exhibit 10.7 of the Fulton Financial Corporation Annual Report on Form 10-K dated March 1, 2007.

10.8 Form of Employment Agreement to Senior Management – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.9 Form of Death Benefit Only Agreement to Senior Management – Incorporated by reference to Exhibit 10.9 of the Fulton Financial Corporation Annual Report on Form 10K dated March 1, 2007.

10.10 2004 Stock Option and Compensation Plan adopted October 21, 2003 – Incorporated by reference to Exhibit C of Fulton Financial Corporation's 2004 Proxy Statement filed on March 18, 2004.

10.11 Form of stock option agreement and form of Restricted Stock Agreement between Fulton Financial Corporation and Officers of the Corporation as of July 1, 2005 – Incorporated by reference to Exhibits 10.1 and 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated June 27, 2005.

10.12 Form of Amendment to Stock Option Agreement for John M. Bond – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 22, 2006.

10.13 Fulton Financial Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.14 Form of Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.15 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.16 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives First Covered After 2004 but Before 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.17 Agreement between Fulton Financial Corporation and Fiserv Solutions, Inc. dated as of January 1, 2005. Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934. See also Fulton Financial Corporation Current Report on Form 8-K dated June 24, 2005.

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 21 - Subsidiaries of the Registrant

The following are the subsidiaries of Fulton Financial Corporation:

Subsidiary	State of Incorporation or Organization	Name Under Which Business is Conducted
Fulton Bank One Penn Square P.O. Box 4887 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Bank
Swineford National Bank 1255 North Susquehanna Trail P.O Box 241 Hummels Wharf, Pennsylvania 17831	United States of America	Swineford National Bank
Lafayette Ambassador Bank P.O. Box 25091 Lehigh Valley, Pennsylvania 18002	Pennsylvania	Lafayette Ambassador Bank
Fulton Financial Realty Company One Penn Square P.O. Box 4887 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Financial Realty Company
Fulton Reinsurance Company, LTD One Beatrice Butterfield Building Butterfield Square, Providenciales Turks & Caicos Islands, BWI	Turks & Caicos Islands	Fulton Reinsurance Company, LTD
FNB Bank, N.A. 354 Mill Street P.O. Box 279 Danville, Pennsylvania 17821	United States of America	FNB Bank, N.A.
Hagerstown Trust Company 83 West Washington Street Hagerstown, Maryland 21740	Maryland	Hagerstown Trust Company
Central Pennsylvania Financial Corp. 100 W. Independence Street Shamokin, PA 17872	Pennsylvania	Central Pennsylvania Financial Corp.
Delaware National Bank 9 South Dupont Highway P. O. Box 520 Georgetown, DE 19947	United States of America	Delaware National Bank
The Bank 100 Park Avenue P.O. Box 832 Woodbury, NJ 08096	New Jersey	The Bank

Exhibit 21 - Subsidiaries of the Registrant (Continued)

Subsidiary	State of Incorporation or Organization	Name Under Which Business is Conducted
FFC Management, Inc. P.O. Box 609 Georgetown, DE 19947	Delaware	FFC Management, Inc.
The Peoples Bank of Elkton 130 North Street P.O. Box 220 Elkton, MD 21922-0020	Maryland	The Peoples Bank of Elkton
Skylands Community Bank 176 Mountain Avenue Hackettstown, NJ 07840	New Jersey	Skylands Community Bank
Fulton Financial Advisors, National Association One Penn Square P.O. Box 7989 Lancaster, Pennsylvania 17604	United States of America	Fulton Financial Advisors, N.A.
Fulton Insurance Services Group, Inc. One Penn Square P.O. Box 7989 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Insurance Services Group, Inc.
FFC Penn Square, Inc. P.O. Box 609 Georgetown, DE 19947	Delaware	FFC Penn Square, Inc.
PBI Capital Trust 919 Market Street, Suite 700 Wilmington, DE 19801	Delaware	PBI Capital Trust
Resource Bank 3720 Virginia Beach Blvd. Virginia Beach, VA 23452	Virginia	Resource Bank
Virginia Financial Services, LLC One Commercial Place #2000 Norfolk, VA	Virginia	Virginia Financial Services, LLC
SVB Bald Eagle Statutory Trust I Hartford, CT	Connecticut	SVB Bald Eagle Statutory Trust I
The Columbia Bank 7168 Gateway Drive Columbia, MD 21046	Maryland	The Columbia Bank

Exhibit 21 - Subsidiaries of the Registrant (Continued)

Subsidiary	State of Incorporation or Organization	Name Under Which Business is Conducted
Columbia Bancorp Statutory Trust 7168 Gateway Drive Columbia, MD 21046	Delaware	Columbia Bancorp Statutory Trust
Columbia Bancorp Statutory Trust II 7168 Gateway Drive Columbia, MD 21046	Delaware	Columbia Bancorp Statutory Trust II
Columbia Bancorp Statutory Trust III 7168 Gateway Drive Columbia, MD 21046	Delaware	Columbia Bancorp Statutory Trust III
Fulton Capital Trust I One Penn Square P.O. Box 4887 Lancaster, PA 17604-4887	Pennsylvania	Fulton Capital Trust I

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fulton Financial Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-05481, No. 333-44788, No. 333-81377, No. 333-64744, No. 333-76600, No. 333-76596, No. 333-76594, No. 333-107625, No. 333-114206, No. 333-116625, No. 333-121896, No. 333-126281, No. 333-131706, No. 333-135839, and No. 333-145542) on Forms S-8 and on the registration statement (No. 33-37835, No. 333-61268, No. 333-123532, and No. 333-130708) on Forms S-3 of Fulton Financial Corporation of our report dated February 29, 2008, with respect to the consolidated balance sheets of Fulton Financial Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 10-K of Fulton Financial Corporation.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 29, 2008

Exhibit 31.1 – Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, R. Scott Smith, Jr. certify that:

1. I have reviewed this annual report on Form 10-K of Fulton Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

/s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.
Chairman, Chief Executive Officer and President

Exhibit 31.2 – Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Charles J. Nugent, certify that:

1. I have reviewed this annual report on Form 10-K of Fulton Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer

Exhibit 32.1 - Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, R. Scott Smith, Jr., Chief Executive Officer of Fulton Financial Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that:

The Form 10-K of Fulton Financial Corporation, containing the consolidated financial statements for the year ended December 31, 2007, fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Fulton Financial Corporation.

Dated: February 29, 2008

/s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.
Chairman, Chief Executive Officer and President

Exhibit 32.2 - Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Charles J. Nugent, Chief Financial Officer of Fulton Financial Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that:

The Form 10-K of Fulton Financial Corporation, containing the consolidated financial statements for the year ended December 31, 2007, fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Fulton Financial Corporation.

Dated: February 29, 2008

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and
Chief Financial Officer

END